Exhibit 99.D

Description of

República Oriental del Uruguay

July 20, 2012

INTRODUCTION

All references in this document to the “government” are to the government of the República Oriental del Uruguay (“Uruguay”) and references to the “central government” are to the central government of Uruguay (which includes governmental agencies and subdivisions and excludes financial and non-financial public sector institutions). All references in this document to the “consolidated public sector” are to the central government and financial and non-financial public sector institutions, excluding Banco de la República Oriental del Uruguay and Banco Hipotecario.

The terms set forth below have the following meanings for the purposes of this document:

•

Gross domestic product, or GDP, means the total value of final products and services produced in Uruguay during the relevant period, using nominal prices. Real GDP instead measures GDP based on 2005 prices (in accordance with the Integral Revision of the National Accounts published by Banco Central del Uruguay (“Banco Central”) in March 2009) to eliminate distortions introduced by changes in relative prices.

•

Imports are calculated based upon (1) for purposes of foreign trade, statistics reported to Uruguayan customs upon entry of goods into Uruguay on a cost, insurance and freight included basis (referred to as CIF basis) and (2) for purposes of balance of payments, statistics collected on a free on board basis at a given departure location (referred to as FOB basis).

•

Exports are calculated based upon (1) for purposes of foreign trade, statistics reported to Uruguayan customs upon departure of goods from Uruguay on a free on board, or FOB, basis and (2) for purposes of balance of payments, statistics collected on a free on board, or FOB, basis.

•

Rate of inflation or inflation rate is measured by the December to December percentage change in the consumer price index or CPI, unless otherwise specified. The CPI is calculated on a weighted basket of consumer goods and services using a monthly averaging method. December to December rates are calculated by comparing the indices for the later December against the indices for the prior December.

References herein to “US$,” “$,” “U.S. dollars” or “dollars” are to United States dollars. References herein to “Uruguayan pesos,” “pesos,” or “Ps.” are to the lawful currency of Uruguay. Unless otherwise stated, Uruguay has converted historical amounts translated into U.S. dollars or pesos at historical annual average exchange rates. References to “Euro” or “€” are to the lawful currency of the Member States of the European Union that have adopted the single currency in accordance with the treaty establishing the European Community, as amended by the Treaty on European Union. References to “JPY” or “yen” or “¥” are to Japanese yen. Translations of pesos to dollars, Euros or yen (or dollars to Euros or yen) have been made for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into dollars or yen at any particular rate or at all.

The Federal Reserve Bank of New York does not report a noon buying rate for Uruguayan pesos.

The fiscal year of the government ends December 31. Accordingly, all annual information presented herein is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in some tables in this document may differ from the sum of the individual items in those tables due to rounding.

Uruguay’s official financial and economic statistics are subject to a review process by Banco Central and the Uruguay National Statistics Institute. Accordingly, the financial and economic information in this document may be subsequently adjusted or revised. Certain of the information and data contained herein for 2008, 2009, 2010 and 2011 is preliminary, and subject to further adjustment or revision. The government believes that this practice is substantially similar to the practices of many industrialized nations. The government does not expect revisions to be material, but cannot assure you that material changes will not be made.

SUMMARY

2007	2008(1)	2009(1)	2010(1)	2011(1)
(in millions of US$, except as otherwise indicated)
THE ECONOMY
GDP (in millions of US$ at nominal prices)(2)	US$	23,468	US$	30,387	US$	30,519	US$	39,429	US$	46,735
Real GDP (in thousands of constant 2005 pesos)(2)	Ps.	471,380	Ps.	505,207	Ps.	517,422	Ps.	563,446	Ps.	595,564
% change from prior year	6.5%	7.2%	2.4%	8.9%	5.7%
Consumer price index or CPI (annual rate of change)	8.5%	9.2%	5.9%	6.9%	8.6%
Wholesale price index or WPI (annual rate of change)	16.1%	6.4%	10.5%	8.4%	11.1%
Unemployment rate (annual average)(3)	9.5%	7.7%	7.3%	6.8%	6.0%
Balance of payments(4)
Trade balance (merchandise)	(546)	(1,714)	(272)	(282)	(1,070)
Current account	(221)	(1,729)	92	(446)	(875)
Capital and financial account net	1,505	3,098	1,380	1,521	3,058
Errors and omissions(5)	(279)	864	300	(1,435)	381
Overall balance of payments excluding impact of gold valuation adjustment	1,005	2,232	1,588	(361)	2,564
Change in Banco Central international reserve assets (period end)	(1,005)	(2,232)	(1,588)	361	(2,564)
Banco Central international reserve assets (period end)(6)	4,121	(7)	6,360	(8)	7,987	(9)	7,656	(10)	10,302	(11)

PUBLIC FINANCE
Non-Financial Public Sector Revenues	6,713	8,161	8,780	11,732	13,486
Non-Financial Public Sector Primary Expenditures	5,936	7,821	8,536	11,075	12,648
Public Sector Primary Balance	843	417	358	756	928
Public Sector Overall Balance (surplus/(deficit))	2	(473)	(523)	(430)	428

PUBLIC DEBT
Consolidated public sector debt
Debt with non-residents(12)	11,065	10,736	12,769	12,822	14,055
Debt with residents	5,258	5,805	9,121	10,105	12,016
Total	16,323	16,541	21,891	22,927	26,070
As a % of GDP	68.1%	53.2%	69.6%	56.6%	54.0%
Consolidated public sector debt service
Amortizations	361	750	438	926	1,939
Interest payments	670	604	527	580	595
Total	1,031	1,354	965	1,506	2,534
As a % of exports of goods and services	15.1%	14.4%	11.2%	13.2%	19.9%

(1)	Preliminary data.
(2)	Figures are not adjusted by purchasing power.
(3)	Unemployment population as percentage of the labor force.
(4)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual (Fifth Edition).
(5)	Constitutes a residual item, which is periodically revised as additional information regarding the current and capital and financial accounts becomes available.
(6)	As presented in this chart, gold reserves have been valued at their corresponding market prices as of December 31, 2007, 2008, 2009, 2010 and 2011.
(7)	This amount includes US$1,753 million of reserves and voluntary deposits of the Uruguayan banking system, including US$868 million of Banco de la República, with Banco Central.
(8)	This amount includes US$3,156 million of reserves and voluntary deposits of the Uruguayan banking system, including US$1,416 million of Banco de la República, with Banco Central.
(9)	This amount includes US$2,521 million of reserves and voluntary deposits of the Uruguayan banking system, including US$1,138 million of Banco de la República, with Banco Central.
(10)	This amount includes US$1,590 million of reserves and voluntary deposits of the Uruguayan banking system, including US$789 million of Banco de la República, with Banco Central.
(11)	This amount includes US$2,350 million of reserves and voluntary deposits of the Uruguayan banking system, including US$1,707 million of Banco de la República, with Banco Central.
(12)	Excludes interest on non-resident banking deposits.
Source:	Banco Central.

REPÚBLICA ORIENTAL DEL URUGUAY

Territory and Population

Uruguay is located in the southern, subtropical zone of South America, bordering Argentina to the west and Brazil to the northeast. Its territory covers an area of approximately 176,000 square kilometers with a 500-kilometer coastline along the Atlantic Ocean and the Río de la Plata. Uruguay’s major cities are Montevideo, the nation’s capital and main port, Paysandú, Salto and Las Piedras.

According to the 2004 national census, Uruguay’s population of approximately 3.4 million is primarily of European origin and has a literacy rate above 98%. Approximately 89% of the population lives in urban areas and about 40% of the population resides in the Montevideo metropolitan area. The population growth rate averaged 0.5% per year for the period from 1985 to 2004, and is the lowest in South America. Uruguay is generally considered a middle-income developing country. The following table sets forth comparative gross national income (“GNI”) figures and selected other comparative statistics as of December, 2011, unless otherwise indicated.

	Uruguay		Brazil		Chile		Venezuela		Mexico		United States
Per capita GNI(1)	US$	11,860	US$	10,720	US$	12,280	US$	11,920	US$	9,240	US$	48,450
PPP GNI per capita(2)	US$	14,740	US$	11,500	US$	16,160	US$	12,620	US$	15,120	US$	48,890
Life expectancy at birth(3)		76		73		79		74		77		78
Adult illiteracy rate(4) (5)		1.7%		9.6%		2.9%		4.8%		6.2%		n.a.
Infant mortality per 1000 live births(6)		9		17		8		16		14		7

n.a.	= not available.
(1)	World Bank Atlas method.
(2)	Current US$, adjusted for purchasing power parity.
(3)	2010 data. In years.
(4)	Percentage of people ages 15 and older.
(5)	2010 data, except for United States.
(6)	2010 data.

Source: The World Bank—World Development Indicators database and CEPAL.

Constitution, Government and Political Parties

Uruguay is organized politically as a republic and is geographically divided into 19 departments (districts). The 1967 Constitution, which was last amended in 2004, provides for a presidential system of government composed of three branches: executive, legislative, and judiciary. The president heads the executive branch and is chief of staff and commander of the armed forces. The president is elected by direct popular vote for a period of five years and may not seek re-election for consecutive terms. Under Uruguay’s electoral system established under the 1996 constitutional reform, each political party selects a single candidate for presidential elections. If no candidate wins more than 50% of the vote in the first round of elections, a run-off between the two leading candidates is held. The legislative branch is composed of a 31-member Senate and a 99-member Chamber of Deputies, which together constitute the Congress. Members of Congress are elected every five years by direct popular vote under a system of proportional representation. The Supreme Court is composed of five judges appointed for 10-

year terms by the Congress. The Supreme Court has jurisdiction over selected constitutional matters and appellate jurisdiction over decisions rendered by lower courts. Uruguay’s judicial system consists of trial and appellate courts with jurisdiction in each case over civil, criminal, family and labor matters. In addition, Uruguay has an administrative court system with jurisdiction over a number of public sector matters.

Uruguay has been a democratic country throughout most of its history since it became an independent nation in 1825. The country’s democratic tradition was interrupted twice during the last century: once briefly in the 1930’s and again during the period from 1973 to 1985. In June 1973, a military junta took over power, dissolved Congress, and suspended all voting activity. Military rule continued until November 1984, when democratic elections were held and voters elected Julio María Sanguinetti as president.

Politics in Uruguay are dominated by three political parties: the Frente Amplio (Broad Front), the Partido Colorado and the Partido Nacional. Since appearing on Uruguay’s political landscape in 1971 as a coalition of, among others, the Christian Democratic, Socialist and Communist parties, the Frente Amplio gained increasing support and, in October 2004, won victories in the presidential and the congressional elections.

Until the 2004 presidential and congressional elections, Uruguay’s two traditional political parties, the Partido Colorado and the Partido Nacional, had alternated holding the presidential office. Each of these two parties is composed of multiple political factions, typically with different political orientations, but without strong ideological differences. The Partido Colorado and the Partido Nacional, which were formed in the 1830s, are both market-oriented and favor trade liberalization and reducing the government’s role in the economy, although some factions within each of those parties favor moderate trade protection and some degree of government intervention. Traditionally, the Partido Nacional has had a strong rural constituency, while the Partido Colorado has drawn most of its support from urban areas. The Frente Amplio advocates a moderate social welfare platform. A fourth political party, the Partido Independiente, is a center-left group which split from the Frente Amplio prior to the 1989 elections.

Presidential elections were held on October 25, 2009. Mr. José Alberto Mujica from Frente Amplio received 47.96% of the votes cast, Mr. Luis Alberto Lacalle from Partido Nacional received 29.07% of the votes cast, and Mr. Pedro Bordaberry from Partido Colorado received 17.02% of the votes cast. Based on these results, Mr. Mujica and Mr. Lacalle participated in the runoff election on November 29, 2009, and Mr. José Alberto Mujica of the Frente Amplio won the national presidential election with approximately 52% of the votes cast. Mr. Mujica took office in March 1, 2010 succeeding Mr. Tabaré Vázquez who is also a member of Frente Amplio. In the Congressional elections also held on October 25, 2009, the Frente Amplio retained a majority of both houses of Congress.

The Congressional representation of each of the four parties for the 2010-2015 term is as follows:

	Senate		Chamber of Deputies
	Seats	%	Seats	%
Frente Amplio	17	55%	50	50.5%
Partido Nacional	9	29	30	30.5
Partido Colorado	5	16	17	17
Partido Independiente	0	0	2	2

Total(1)	31	100%	99	100%

(1)	The Vice President, currently Danilo Astori of the Frente Amplio, occupies the thirty-first seat in the Senate.

Although the Frente Amplio retained majorities in both houses of Congress, Mr. Mujica, has expressed an intention to seek consensus with the Partido Colorado, the Partido Nacional and the Partido Independiente with respect to key areas of government, including macroeconomic and social policies, education and foreign relations.

Since 2005, the Frente Amplio maintains the following goals of economic policy:

•	reaching a sustainable level of economic growth supported by a steady development of Uruguay’s productive capacity and productivity;

•	reducing unemployment and improving the quality of employment; and

•	advancing the quality of life of the population, focusing on the urgent need to improve the living conditions of the poorest segments of the population.

Foreign Policy and Membership in International and Regional Organizations

Uruguay has had no significant regional or international conflicts in recent years. The Republic has focused its foreign policy on international economic, political and legal issues and on the development of international arrangements aimed at improving economic cooperation among nations, conflict resolution and international law. Uruguay maintains diplomatic relations with 137 countries and is a member of 105 international organizations, including:

•	the United Nations (founding member), including many of its specialized agencies;

•	the Organization of American States;

•	the World Trade Organization;

•	the International Monetary Fund or the IMF;

•	the International Bank for Reconstruction and Development or the World Bank;

•	the International Finance Corporation;

•	the Multilateral Investment Guaranty Agency;

•	the International Centre for Settlement of Investment Disputes;

•	the Inter-American Development Bank or the IADB;

•	the Inter-American Investment Corporation; and

•	the Corporación Andina de Fomento or the CAF.

Uruguay maintains close ties to its neighboring countries and participates in several regional arrangements designed to promote cooperation in trade and investment. It has been the host country for the Latin American Integration Association, a regional external trade association that includes ten South American countries in addition to Mexico, Cuba, Panamá and Nicaragua since its creation in 1960.

In March 1991, the governments of Argentina, Brazil, Paraguay and Uruguay signed the Mercosur Treaty. Under the Mercosur Treaty, these four countries originally pledged:

(1)	to create a full common market in goods, services and factors of production by eliminating or significantly reducing, in some cases over a period of years, import duties, tariffs and other barriers to trade among members; and

(2)	to establish common external tariffs for trade with non-members.

In December 1994, the four members of Mercosur signed an agreement establishing January 1, 1995 as the deadline for the implementation of a common external tariff intended to transform the region into a customs union. However, it was also agreed that each member country would be entitled to take exceptions to the common external tariffs for a transitional period scheduled to end in 2008 for Argentina and Brazil, and in 2010 for Paraguay and Uruguay. These periods have recently been extended, allowing Argentina and Brazil to maintain their list of exceptions until December 31, 2015, Uruguay until December 31, 2017, and Paraguay until December 31, 2019. Accordingly, the full implementation of a customs union has been deferred. See “The Economy—The Mercosur Agreements.”

In December 1995, Mercosur and the European Union signed a framework agreement for the development of free trade between them. In 1996, Chile and Bolivia agreed to participate in the Mercosur arrangements pursuant to separate free trade agreements. On April 5, 2004, the Andean Community (a customs union among Venezuela, Ecuador, Colombia, Peru and Bolivia) concluded a free trade agreement with Mercosur. The agreement, which was originally agreed to in principle at a summit of the two trading blocs in July 2003, resulted in the creation of a South American free trade area. Mercosur and the European Union are currently engaged in the negotiation of a free trade agreement. While the parties have made progress in several areas, Mercosur has conditioned the agreement upon the European Union making significant concessions with respect to trade in agricultural products and the EU’s common agricultural policy, at least insofar as it impacts Mercosur. Mercosur and the United States, which had suspended negotiations in 2004, have resumed negotiations surrounding the hemisphere-wide Free-Trade of the Americas Agreement (FTAA) pursuant to the 1991 “Four Plus One” Agreement. The negotiations have revealed important differences between the parties, and there can be no assurance that an agreement will be reached within the near term, as originally contemplated. Also during 2004, Mercosur signed framework agreements for the development of bilateral trade with each of India and the Southern African Customs Union. In December 2005, the four original members of Mercosur admitted the Republic of Venezuela to the bloc, with a right to attend all presidential and ministerial level meetings but without the right to vote until all negotiations relating to the adoption by Venezuela of Mercosur’s common external tariff are completed. On December 8, 2005, Mercosur and Israel signed a three-year framework agreement to strengthen relations between the parties, promote the expansion of trade and provide the conditions and mechanisms to negotiate a free trade agreement, which was finally signed in December 2007. Mercosur signed free trade agreements with Egypt in August 2010 and with Palestine in December 2011.

Significant trade imbalances among Mercosur countries developed over time as a result of various factors. These imbalances have prompted discussions and negotiations among the members of the member states that to date have not resulted in the convergence of the national economies, an objective stated on several occasions pursued. Argentina’s crisis in 2001 and its long-lasting effects have adversely affected trade within Mercosur and with non-Mercosur countries and the timely implementation by Mercosur of the objectives set forth in the Mercosur Treaty of 1991, in particular the customs union. It also triggered the adoption of various safeguard measures and caused indefinite delays in Mercosur’s ability to achieve the macroeconomic coordination and stability sought by its member states. Uruguay continues to support the long-term objectives contemplated in the Mercosur Treaty, while pursuing measures intended to maximize access to export markets by Uruguayan products in the short and medium term.

Uruguay has entered into the following bilateral treaties related to trade and investment:

2004	United Mexican States	Free Trade Agreement
2004	Iran	Bilateral Trade Framework Agreement
2006	United States of America	Bilateral Investment Promotion Treaty
2007	United States of America	Trade and Investment Framework Agreement
2008	United States of America	Cooperation Agreement in Science and Technology
2008	India	Bilateral Investment Treaty
2009	South Korea	Bilateral Investment Treaty
2009	Chile	Public Procurement Agreement
2009	Vietnam	Bilateral Investment Treaty
2009	Venezuela	Economic Cooperation Agreement
2010	Chile	Bilateral Investment Treaty

In March 2009, Uruguay and Brazil signed an energy cooperation agreement for the development of an electrical transmission line between the two countries, to facilitate the energetic interconnection between both countries. Construction of the line is expected to be completed by the end of 2012 and the line is expected to be functioning by the end of 2013 with a capacity of 500MW of electric energy. See “Gross Domestic Product and Structure of the Economy—Principal Sectors of the Economy – Electricity, Gas and Water.”

THE ECONOMY

History and Background

In the 1980’s, Uruguay’s economy was affected by a crisis of its financial system, followed by a severe recession. A deterioration in its external debt to GDP and exports ratios led the Republic to negotiate a rescheduling of its maturing debt obligations within the framework of the Brady Plan in 1991. In the early 1990’s, the government took steps to increase private sector involvement in the economy (including foreign investment in previously restricted areas), and reduced the size and influence of the public sector in the economy. Following a modest 0.9% increase in real GDP in 1990, a new recovery began in mid-1991, and real GDP increased steadily between 1991 and 1994 at an average cumulative annual rate of 5.2%.

The economic liberalization policies of the 1990s, while stimulating improvements in productivity and economic growth, also increased the exposure of Uruguay’s economy to regional and international economic developments. The absence of capital controls facilitated a gradual dollarization of the assets and liabilities of the banking system. A loss of investor confidence in certain countries in the region, capital flight and a resulting contraction of economic activity followed the Mexican peso devaluation in December 1994. Argentina, one of Uruguay’s principal trading partners and sources of direct foreign investment, was particularly affected. The contraction in aggregate demand in neighboring countries, particularly Argentina, was coupled with a decrease in Uruguay’s private demand and public sector investment. In 1995, real GDP contracted by 1.4% as compared to 1994.

Uruguay’s economy recovered with real GDP growth of 5.6% in 1996 and 5.0% in 1997. This improvement was mainly a result of the increased exports and growth in gross fixed investment, particularly private sector investment, which in turn stimulated private consumption. Improvement continued in 1998 with real GDP growth of 4.5%. Domestic private consumption increased slightly as a percentage of GDP in 1998, although it remained below 1994 levels. Gross fixed investment also increased as a percentage of GDP in 1998, slightly above 1994 levels. The rate of gross domestic savings as a percentage of GDP increased in 1998, compared to 1997, 1996 and 1995. For the period from 1994 to 1998, private gross fixed investment grew faster than GDP (except in 1994), increasing at an average annual rate of 10.5% from 1994 to 1998. During this period, the financial and insurance services sector grew in real terms and as a percentage of GDP.

The Mercosur Agreements

The execution and implementation of Mercosur represented Uruguay’s single most important foreign trade endeavor, as it was expected to offer Uruguayan companies access to a common market of approximately 200 million people. On January 1, 2000, internal tariff rates among Mercosur countries were reduced to zero, with the exception of sugar and automobiles.

With the establishment of the common external tariff in January 1995, the members of Mercosur agreed to cause a gradual convergence of their respective external trade regulations over a five-year period. A common external tariff became effective on January 1, 2001. However, each member of the Mercosur retained some degree of flexibility intended to gradually allow certain industries to enhance their competitiveness, and had the ability to take specific exceptions to the common external tariff (initially 300 each) over a transitional period. Argentina and Brazil are currently entitled to 100 exceptions each and Uruguay and Paraguay are currently entitled to 225 and 649 exceptions, respectively. In the case of capital goods, telecommunications and information technology products, the Mercosur agreed that Uruguay and Paraguay could take exception from the common internal tariff (with rates of 0% until 2013 and 2% until 2016, respectively) with respect to tariff imports of non-Mercosur origin. In addition, the Mercosur countries have agreed to coordinate policies in certain areas, including agriculture, industry, transport and trade in services, to reduce or eliminate imbalances, and several working groups are currently engaged in policy coordination negotiations.

In March 2001, Argentina unilaterally increased import tariffs on consumer goods to 35% and eliminated all import tariffs on capital goods, in each case for non-Mercosur products and on a transitional basis. In June 2001, Argentina further modified its foreign exchange regime to subsidize exports and tax imports. The devaluation of the Argentine peso in January 2002, and other measures taken by the Argentine government brought Argentina’s foreign trade to a virtual standstill in the first quarter of 2002. The Argentine crisis adversely affected trade within Mercosur and with non-Mercosur countries and the timely implementation by Mercosur of the objectives set forth in the Mercosur Treaty of 1991, in particular the customs union. Uruguay maintains certain duties affecting imports of certain Argentine products whose producers are entitled to regional or sectoral subsidies. It also caused indefinite delays in Mercosur’s ability to achieve the macroeconomic coordination and stability sought by the December 2000 understanding on common macroeconomic targets. Uruguay continues to support the long-term objectives contemplated in the Mercosur Treaty and the December 2000 understanding, recognizing the short and medium-term need to maximize access to other export markets by Uruguayan products.

Certain barriers to the comprehensive regional integration initiated by Mercosur continue to exist. Agriculture border inspections and other bureaucratic border procedures still lack uniformity among Mercosur member countries and are onerous in many instances, causing delays in trade. Rules on intellectual property, antitrust and the environment, among other things, are different in each of the Mercosur countries, and while certain mechanisms for dispute resolution have been established, comprehensive mechanisms are still under development. In December 2002, Mercosur approved common antitrust procedures implementing a 1996 Antitrust protocol. This agreement constitutes a step towards the elimination of antidumping claims among members. Trade in services, such as financial and banking services, has not been uniformly liberalized, with countries like Uruguay having a financial system which is open to non-Uruguayan participants while countries like Brazil allow only limited participation of non-Brazilian banks in their financial system. Roads, bridges and railways must also be developed to further facilitate trade. In December 1997, the Mercosur members agreed to a framework agreement for the liberalization of the provision of services, access to markets and freedom of establishment. The members of the Mercosur meet annually to negotiate the implementation of the 1997 framework agreement. A protocol regarding the provision of services entered into effect in December 2005 and was ratified by Argentina, Brazil and Uruguay. It contemplates the complete elimination of intra–Mercosur restrictions by 2015. The liberalization is effected gradually on the basis of negotiation rounds intended to result in eliminating restrictions by segments with a view to reaching complete liberalization by no later than 2015. See “República Oriental del Uruguay. Foreign Policy and Membership in International and Regional Organizations.”

1999-2002: Recession and Crisis in the Banking System

Between 1999 and 2002, a series of external factors, including most significantly the economic crisis that affected Argentina severely in 2001 and 2002, had material adverse consequences for Uruguay’s economy.

During 1999, Uruguay’s economy was adversely affected by the devaluation of the Brazilian currency, a strong recession in Argentina, which caused a contraction in Argentine demand for Uruguay’s products and tourism-related services, declining international prices for several of Uruguay’s commodity exports, an increase in the price of oil and derivative products, the appreciation of the U.S. dollar (to which the Uruguayan peso was linked), which caused Uruguay’s export products to become less competitive in several of its traditional export markets and increases in international interest rates.

As a result of these circumstances, in 1999 real GDP decreased by 2.8%, domestic private consumption declined 1.5% and private gross fixed investment fell by 14.0%. Exports of Uruguayan goods and services also declined by 7.4%. The recession affected most sectors of the economy. The consolidated public sector deficit increased from 0.9% of GDP in 1998 to 3.6% of GDP in 1999, reflecting a decrease in public sector revenues (including social security revenues) and increases in public sector spending, attributable to a number of infrastructure projects undertaken by the government to mitigate the impact of the recession.

During 2000, most of the adverse conditions that caused real GDP to contract in 1999 continued, including high oil prices, a strong U.S. dollar, Argentina’s recession and increases in international interest rates. Heavy rains in the last quarter of 1999 also adversely affected the agricultural sector. In 2000, real GDP declined by 1.4%, domestic private consumption decreased by 1.6%, private fixed investment declined 14.5%, and government consumption contracted by 0.3%. Inflation for 2000, as measured by the CPI, reached 5.1%, reflecting the impact of increasing international oil prices on the Uruguayan economy. However, the peso depreciated 7.8% in real terms with respect to the U.S. dollar. The consolidated public sector deficit in 2000 reached 3.8% of GDP, as public sector revenues contracted at a faster pace than public sector primary expenditures.

Adverse external factors continued through 2001. Argentina’s third year of recession and the slowdown in the rate of economic growth of industrialized nations adversely affected Uruguay’s economy. Virtually all sectors of the economy experienced the impact of the recession, with government and private consumption and fixed investments all contracting for a second consecutive year. The recession adversely affected public sector revenues, and the measures taken by the government to reduce expenditures were insufficient to prevent a further deterioration of public sector finances. Real GDP contracted by 3.4%. Domestic private consumption decreased by 2.0%, government consumption decreased by 2.9% and private fixed investment decreased by 8.8%. The consolidated public sector deficit for 2001 reached 3.9% of GDP. On June 19, 2001, Banco Central adjusted the rate of devaluation of the Uruguayan peso from 0.6% to 1.2% per month through December 31, 2001 and widened the band of fluctuation for the peso to U.S. dollar exchange rate from 3.0% to 6.0%. In spite of these adjustments, domestic inflation for 2001, as measured by the CPI, remained at 3.6%, and the peso depreciated 13.0% in real terms with respect to the U.S. dollar. Foreign trade also deteriorated in 2001, with exports contracting by 10.5% (measured in U.S. dollars) and 7.7% in real terms, and imports contracting by 11.7% (measured in U.S. dollars) and 8.8% in real terms, with respect to 2000.

Nevertheless, the continued recession appeared not to undermine confidence in Uruguay’s banking system, which continued to attract deposits from residents and non-residents, particularly as volatility in Argentine increased. As of December 31, 2001, approximately 87.3% of total credit extended to the private sector and 91.3% of total deposits held in the private banking system were denominated in foreign currencies (principally the U.S. dollar).

On December 1, 2001, the Argentine government froze deposits held with Argentine banks and introduced exchange controls restricting capital outflows. On December 23, 2001, the Argentine government announced its decision to default on Argentina’s foreign debt. Argentina suffered significant economic, political and social deterioration during 2002. In addition to the government, a significant portion of the country’s large corporate debtors defaulted on all or a substantial part of their financial liabilities. In response to the crisis, the Argentine government undertook a number of far-reaching initiatives, including a mandatory conversion of foreign currency-denominated debts and bank deposits into Argentine pesos and the devaluation of the Argentine peso after ten years of parity with the U.S. dollar.

In 2002, Uruguay’s economy experienced its most significant setback since 1982, with real GDP contracting by 11.0%. The proximate causes of Uruguay’s 2002 economic crisis are associated with Argentina’s economic deterioration during that time. Uruguay’s fiscal imbalances, its dependence on Argentina and Brazil as its principal trading partners and sources of foreign revenues, and rigidities that limited the ability of the economy to absorb and adapt to external factors, added to the severity of the crisis.

Uruguay’s banking system confronted its worst crisis since the 1982-83 crisis. At December 31, 2002, total U.S. dollar deposits of the non-financial private sector with the banking system (excluding off-shore institutions) were US$7.3 billion (of which US$2.4 billion were of non-residents), compared to US$14.2 billion as of December 31, 2001 (of which US$6.6 billion were of non-residents). Initially, the increase in deposit withdrawals affected primarily Banco de Galicia Uruguay, or BGU, and Banco Comercial, the country’s two largest private banks, both affiliated with Argentine banks. Banco Central took control of BGU and suspended its operations.

The deposit outflow spread through the rest of Uruguay’s financial system in the second quarter of 2002 leading to the closure of Banco Montevideo/La Caja Obrera, Uruguay’s third largest private bank in June 2002. Although the government received approximately US$500.0 million from the IMF on June 29, 2002, and provided liquidity assistance to the local banks, confidence in the Uruguayan financial system continued to erode.

The Uruguayan authorities sought the financial assistance of the IMF, the World Bank and the IADB for a program that would safeguard Uruguay’s payment and financial system. On August 4, 2002, Congress passed Law 17,523, known as the Law for the Strengthening of the Financial System. The law (i) provided for the establishment of a fund for the stability of the Uruguayan banking system, the Fondo de Estabilidad del Sistema Bancario, or FESB, (ii) extended to three years the maturities of all U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario, (iii) transferred foreign currency-denominated liabilities of Banco Hipotecario to Banco de la República, and (iv) facilitated the liquidation of insolvent banks.

In furtherance of the program agreed with the IMF, in December 2002, Congress enacted amendments to the banking law aimed at strengthening the banking system. Following the enactment of these amendments, the government completed the reorganization of Banco Comercial, Banco Montevideo and La Caja Obrera into a new commercial bank, Nuevo Banco Comercial. The non-recoverable assets of the three liquidated banks are held by liquidation funds, and the proceeds have been earmarked to satisfy deposits of the liquidated banks that were not assumed by Nuevo Banco Comercial.

Between January 1, 2002 and February 28, 2003, depositors withdrew approximately US$6.8 billion from the Uruguayan banking system. Banks responded to depositors’ demands by withdrawing approximately US$1.1 billion in reserves and voluntary deposits held with Banco Central and reducing to practically none the availability of credit. The financial system received assistance for approximately US$2.0 billion from the Uruguayan authorities.

In 2002, the government adopted a series of initiatives intended to reduce the deficit of the public sector. It relied on access to funding by the IMF and other multilateral agencies to shore up Banco Central’s international reserve assets with the expectation that confidence in the banking system would thereby be restored.

The 2002 economic crisis had profound effects on Uruguay’s monetary and exchange rate policy. The continued devaluation of the Argentine peso and growing uncertainties as to the future of the Brazilian economy increased the risk of a speculative run on the peso. On June 19, 2002, Banco Central allowed the peso to float, abandoning the “crawling peg” system. The devaluation of the peso accelerated in July 2002, dropping to its lowest value of Ps.32.33 per US$1.00 on September 10, 2002. As of December 2002, the peso had depreciated 94.0% in comparison to December 2001, although the year-to-year inflation rate for the same period only reached 25.9%. The depreciation of the peso in turn caused a further deterioration in the quality of the foreign currency-denominated loan portfolio of several financial institutions. It also caused Uruguay’s foreign currency-denominated debt to GDP ratio to rise to 89.1% as of December 31, 2002, while the foreign currency-denominated debt service to exports ratio for 2002 was 33.6%.

The decrease in tax collections attributable to the reduction of GDP, together with the increase in debt service requirements (measured as a percentage of GDP) caused primarily by the devaluation (nearly all of Uruguay’s debt is denominated in foreign currency), practically neutralized the savings achieved by the central government during 2002. As a result, the consolidated public sector deficit for 2002 was approximately 4.1% of GDP. Nevertheless, by reducing expenditures (excluding interest payments), Uruguay’s public sector generated a primary surplus equal to 0.5% of GDP.

2003-2011: Recovery and Economic Growth

Uruguay’s economy stabilized during the second quarter of 2003 and began to recover during the balance of 2003, recording an annual real GDP growth of 0.8%. Growth accelerated in 2004, with real GDP increasing by 5.0%. This improvement was mainly a result of an increase in external demand driven primarily by Argentina’s economic recovery, an increase in the prices of commodities exported by Uruguay, the opening of the U.S. market to Uruguayan beef exports and a recovery in domestic demand spurred by improved consumer and investor confidence. GDP grew at a rate of 7.5% in 2005, and continued to grow at rates of 4.1% in 2006, 6.5% in 2007, 7.2% in 2008, 2.4% in 2009, 8.9% in 2010 and 5.7% in 2011.

In 2007, domestic private consumption increased by 7.1% in real terms compared to 2006 and represented 70.0% of GDP. In 2008, domestic private consumption increased by 9.1% in real terms compared to 2007 and represented 69.4% of GDP. In 2009, domestic private consumption decreased by 0.3% compared to 2008 and represented 66.3% of GDP. In 2010, domestic private consumption grew by 13.7% compared to 2009 and represented 67.7% of GDP. In 2011, domestic private consumption grew by 8.2% compared to 2010 and represented 67.9% of GDP.

In 2007, gross fixed investment increased by 9.3% compared to 2006, representing 18.6% of GDP, with private gross fixed investment increasing by 6.4%. In 2008, gross fixed investment increased by 19.3% compared to 2007, representing 20.6% of GDP, with private gross fixed investment increasing by 18.7%. In 2009, gross fixed investment decreased by 4.9% compared to 2008, representing 19.3% of GDP, with private gross fixed investment decreasing by 10.8%. In 2010, gross fixed investment increased again by 11.8% compared to 2009, representing 18.8% of GDP, with private gross fixed investment increasing by 18.0%. In 2011, gross fixed investment increased by 5.5% compared to 2010, representing 19.0% of GDP, with private gross fixed investment increasing by 8.5%.

Gross domestic savings represented 16.9% of GDP in 2007, 15.9% of GDP in 2008, 17.8% of GDP in 2009, 16.4% of GDP in 2010 and 16.5% of GDP in 2011.

Exports of goods and services grew by 4.8% in 2007, 8.5% in 2008, 5.7% in 2009, 6.0% in 2010 and 5.8% in 2011. Imports of goods and services grew by 5.9% in 2007 and 24.4% in 2008, decreased by 6.8% in 2009 and increased again by 14.4% in 2010 and 11.2% in 2011.

The reprofiling of the government’s foreign currency denominated debt in June 2003 assisted in reducing the uncertainties and volatility that had affected the Uruguayan banking system. The deposits held by the non-financial private sector with the banking system (excluding deposits held with off-shore banks and financial houses), have recovered since the 2002 crisis and stood at US$10.6 billion at December 31, 2007, US$12.8 billion at December 31, 2008, US$15.3 billion at December 31, 2009, US$17.9 billion at December 31, 2010 and US$20.6 billion at December 31, 2011. Approximately 73.6% of those deposits were denominated in foreign currencies (primarily U.S. dollars) as of December 2011. During 2003, volatility diminished and the annual consumer price inflation rate dropped to 10.2% compared to 25.9% in 2002. At December 31, 2003, the peso had lost 7.8% of its nominal value with respect to the dollar compared to December 31, 2002, which nevertheless amounted to an appreciation of the peso in real terms. In 2004, annual consumer price inflation fell further to 7.6% in part reflecting the appreciation of the peso. The decline of the U.S. dollar in the international markets as well as the general improvement of the Uruguayan economy contributed to a significant appreciation of the peso in 2004. The downward trend in consumer price inflation continued in 2005, recording an annual rate of 4.9%. Starting in 2006, the annual rate of inflation accelerated, reaching 6.4% in 2006, 8.5% in 2007 and 9.2% in 2008. However, in 2009, the annual rate of consumer price inflation decreased to 5.9%. In 2010 and 2011, the annual rate of consumer price inflation increased to 6.9% and 8.6% respectively. The rate of inflation for the twelve month period ended May 31, 2012 was 8.1% as measured by the consumer price index. For a discussion of Uruguay’s current monetary policy see “Monetary Policy and Inflation—Monetary Policy.”

During 2002 and 2003, Uruguay received assistance from the international financial institutions and applied the proceeds to overcome certain of the constraints on Uruguay’s foreign currency reserves imposed by the crisis affecting the banking sector.

Between March 2002 and December 2004, Uruguay received disbursements for a total of approximately US$3.8 billion from the IMF and other multilateral organizations, and made total principal payments to such entities of only US$744.0 million.

Since the reprofiling of its foreign currency denominated debt in 2003, Uruguay has implemented a liability management policy that prioritizes stretching out maturities, minimizing refinancing risks and reducing overall interest expense.

Uruguay accessed IMF funds through several stand-by facilities, initially agreed for a duration of three years in June 2005, for a total of Special Drawing Rights (“SDR”) 766.3 million (approximately US$1.1 billion) (the “2005 Stand-By Facility”). However, in August and November 2006 Uruguay made two prepayments to the IMF of SDR619.9 million (approximately US$916.4 million) and SDR727 million (approximately US$1.1 billion), respectively, thereby discharging in full all of Uruguay’s outstanding obligations to the IMF. Funds for the prepayment of the obligations were obtained by issuing bonds in the international capital markets as well as from reserves. Subsequent to the IMF’s completion of its final review under the 2005 Stand-By Facility on December 22, 2006, at the request of the Uruguay, the facility was terminated.

In May 2007, the World Bank’s Board of Executive Directors approved a US$100 million credit line for Uruguay under the First Programmatic and Reform Implementation Development Policy Program. The program seeks to support the implementation of the government’s economic and social reforms. The World Bank made the proceeds, denominated in Unidades Indexadas (“UI”), linked to CPI, available to Uruguay in 2008. This was the first time that the World Bank provided local currency financing to a member country. In February 2009, the World Bank approved a US$400 million credit line under the Second Programmatic and Reform Implementation Development Policy Program to support the government’s reform program and confront the impact of the international economic crisis.

On July 10, 2008, CAF approved a credit line for up to US$400 million to support the government’s liability management efforts. Uruguay drew US$280 million under this facility in February 2009, which were repaid in 2011.

In April 2009, the IADB approved a US$285 million loan to support the modernization and consolidation of Uruguay’s tax administration and to strengthen the management of the central government administration and the efficiency of public expenditure. In June 2009, Uruguay drew the full amount of the loan.

To provide liquidity to the global economic system, in August, 2009 the IMF approved a general allocation of funds to all of its members. Under this allocation, Uruguay received SDR227 million (approximately US$355.5 million) in August 2009, and an additional SDR16 million (approximately US$25.3 million) in September 2009.

In addition, in September 2009, Uruguay accessed the international capital markets issuing US$500.0 million aggregate principal amount of its 6.875% bonds due 2025.

In 2010, Uruguay prepaid loans with the IADB for an aggregate principal amount of US$300 million.

On October 14, 2010, the World Bank approved a new Strategic Partnership with Uruguay for the 2010-2015 period, allocating US$700.0 million to its implementation. Under this partnership, the World Bank approved an advance under the Second Programmatic and

Reform Implementation Development Policy Program for an aggregate amount of US$100 million, to consolidate public administration efficiency, promote macroeconomic stability, increase Uruguay’s competitiveness, and generate greater social inclusion. This loan was disbursed in full in February 2011. On October 25, 2011, the World Bank approved an additional advance under the Second Programmatic and Reform Implementation Development Policy Program for an aggregate amount of US$260.0 million. This loan, which is available for disbursement for a period of three years, has not yet been disbursed.

Between May 2010 and January 2011, Uruguay issued, and offered in the domestic market, different series of medium and long term notes in pesos and in pesos linked to UI, for an aggregate principal amount equivalent to US$1.3 billion. Investors paid for an aggregate principal amount equivalent to US$1.1 billion of such bonds by tendering short-term securities of Banco Central.

On May 27, 2011, Uruguay issued a 1.64% Japanese Yen Bond due 2021 for an aggregate principal amount of ¥40.0 million (equivalent to US$491.0 million) guaranteed by the Japan Bank for International Cooperation.

In December 2011, Uruguay completed a series of liabilities management transactions, including the issuance of peso denominated linked to UI Global Benchmark Bonds due 2028, for an aggregated principal amount of US$2.0 billion. US$1.0 billion out of the proceeds of the issuance was applied to purchase certain dollar and Euro denominated short and medium-term bonds and an additional aggregate principal amount of US$725 million of UI Global Benchmark Bonds were issued in exchange for UI bonds due 2018.

In March 2012, Uruguay issued and offered bonds denominated in pesos and in pesos linked to UI in the domestic market for an aggregate principal amount equivalent to US$826 million. Investors paid for an aggregate principal amount equivalent to US$447 million of such bonds by tendering short-term securities of Banco Central.

The Economic Policies of the Mujica Administration

Continuing with the macroeconomic and fiscal policies of the Vázquez administration, the Mujica administration has prioritized macroeconomic stability and adjusted existing policies to the extent needed to pursue its main objectives, which include:

•	maintaining a prudent fiscal stance, which it recognizes as a condition to long term fiscal sustainability;

•	preserving the value of the currency and introducing inflation targeting as its principal monetary policy; and

•

strengthening commercial and political relationships with the Mercosur member countries while continuing to promote opportunities for Uruguayan exports and foreign direct investment in Uruguay in the context of bilateral arrangements that are consistent with the Mercosur agreements.

On December 27, 2010, President Mujica signed into law the five-year budget for the period 2010-2014. The budget reflects the government’s priorities of achieving long-term growth and debt-sustainability balanced with increases in infrastructure and social spending. See “Public Sector Debt—External Debt”.

The Mujica administration continues to implement the “Plan de Equidad” (Fairness Plan) established by the Vázquez administration in 2007 to mitigate social and economic marginalization. The Fairness Plan involves a long-term effort to provide for care and development of children and teenagers. By supporting families in the lowest 20% of income distribution, the Plan seeks greater integration of this target population into the formal educational system as a means of combating poverty. It also provides support for impoverished elderly citizens, and seeks to improve medical support for the poor and to assist impoverished unemployed workers.

Privatizations

While privatizations have not been a major focus of Uruguay’s economic policy, the government has divested or privatized certain state-owned enterprises, such as the gas company servicing Montevideo in 1993, and has taken measures to transfer certain activities, such as sewage, garbage collection, road maintenance and the administration of certain ports and airports, to the private sector through concessions and other similar arrangements. Legislation has also been enacted enabling the government to open various components of the telecommunications and energy and gas sectors to private investment. Proceeds from privatizations have been immaterial to date.

The government is committed to improving the competitiveness of the Uruguayan economy and encouraging private investment by continuing to open a number of areas of the economy previously reserved to public sector enterprises to private investment. Through the Administración Nacional de Telecomunicaciones, or ANTEL, the local telecommunications company, several revenue sharing arrangements with private companies for the installation and operation of certain new telecommunication facilities have been implemented. In February 2001, Congress approved the licensing of cellular phone services and data transmission to private sector providers and opening the telecommunications sector (other than local fixed line services but including long distance) to private sector providers. In December 2002 and May 2004, licenses were granted to foreign telecommunications companies, to provide mobile telephone services. The government has also approved the provision of long distance international telephone services by 18 companies in competition with ANTEL. Fourteen of those companies have commenced operations.

The government also granted the Corporación Nacional Para el Desarrollo, or CND, a state-owned investment corporation, overall responsibility for the administration of a program of public works to be undertaken between 2003 and 2018. CND currently owns the concessions as well as 100% of the shares of Corporación Vial del Uruguay S.A, or CVU, a special-purpose company responsible for the projects. CVU and private companies have to date signed 50 contracts worth US$109 million for the construction of bridges and highways.

In 2001, the government issued a decree approving the provision of postal services by private sector entities in competition with the state-owned postal service. There are numerous companies currently operating in the Uruguayan postal service market.

In 2002, Congress passed a law authorizing the national oil refinery Administración Nacional de Combustibles, Alcohol y Portland, or ANCAP, to associate with private sector enterprises for the purpose of jointly carrying out oil refining and crude oil import activities, and doing away with the existing monopoly by 2006. However, the law was repealed in a plebiscite held on December 7, 2003.

In September 2003, the government granted a 30-year concession to Puerta del Sur S.A. for the management and administration of the Montevideo airport.

In October 2004, a constitutional referendum was approved providing that only state-owned entities may provide services in the water and sewage sectors, however the state is permitted to employ private sector sub-contractors to complete portions of the work.

In July 2007, the government sold 75% of the equity of Pluna Airlines to Leadgate Investment Corporation (45%) and to Sociedad Aeronáutica Oriental S.A. (30%), and retained a 25% stake in the airline. The new company is called Pluna Líneas Aéreas S.A.

In 2011, Pluna incurred severe losses, and its liquidity and financial condition deteriorated severely. On June 15, 2012, Leadgate —the controlling shareholder—transferred all of its shares in Pluna to a trust under the surveillance of the Uruguayan government. In July 2012 Pluna suspended all flights and initiated a judicial reorganization procedure. The government submitted a bill to Congress proposing to reorganize the operations of the airline, including by disposing of the portion of Pluna’s fleet under pledge agreements. Under the proposed bill, the buyer of the airplanes will be given an option to acquire the routes and workforce from Pluna and to assume Pluna’s liabilities that have been assumed or guaranteed by the government. In addition, the bill proposes to create a US$9.3 million fund funded by the government to cover certain employee liabilities of Pluna. On July 16, 2012 Congress passed the bill.

In May 2008, the Executive Power enacted Decree 239/08 creating the “Uruguay Round 2009” program to be implemented by ANCAP, aimed at awarding private sector enterprises with hydrocarbon exploration and exploitation contracts in off-shore Uruguayan areas, totaling approximately 74,000 square meters. The areas were divided into 11 blocks, each ranging between 4,000 and 8,000 square kilometers in water depths between 50 and 1,450 meters, situated in the Punta del Este basin, the southernmost region of the Pelotas basin and the Oriental Del Plata basin. On December 9, 2009, under the “Uruguay Round 2009” program, ANCAP granted hydrocarbon exploration and exploitation contracts to a consortium comprising Repsol YPF (40%), Petroleo Brasileiro (40%) and Galp Energía (20%) to explore blocks 3 and 4 located in the Punta del Este basin. ANCAP has reserved the right to perform exploratory work in other blocks.

In September 2011, the Executive Power enacted Decree 259/11 creating the “Uruguay Round II” program to be implemented by ANCAP, aimed at hydrocarbons exploration and exploitation contracts in off-shore areas. In March 2012, ANCAP received 19 offers for off-shore oil exploration and exploitation on eight of the 15 blocks offered. These eight blocks cover more than 50% of the total area offered and were awarded to the British companies British Petroleum and British Gas, the French company Total and the Irish company Tullow Oil. Once the final approval is granted by the Uruguayan government, ANCAP will enter into contracts with such companies by September 2012. In addition, ANCAP entered into an agreement with the US company Schuepbach Energy and the Argentine company YPF S.A. to begin on-shore exploration for oil and gas in the north and centre of the country.

The government does not have the current intention to seek any other amendment of the legal framework governing ANCAP’s activities, although it may still encourage ANCAP’s association with private sector firms in line with the current legal framework.

On August 11, 2011, the government enacted Law No. 18,786, creating and regulating public-private participation contracts for infrastructure and related services. This law establishes a new type of participation scheme between private investors and the government. The government believes this law will encourage foreign investment, mainly in infrastructure and energy projects.

Environment

The principal environmental concerns in Uruguay consist of industrial and urban pollution of water and soil. The Uruguayan Constitution provides for the right to a clean environment and Congress has enacted enabling legislation for the protection of the environment, including legislation which created the Ministry of Housing, Zoning and the Environment (Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente) in 1990. Under a 1994 environmental law, potentially hazardous projects must be approved by the Ministry of Housing, Zoning and the Environment prior to their implementation. In addition to the Ministry of Housing, Zoning and the Environment, environmental supervision and regulation is carried out through many of the departments of the central government and state and municipal governments. In March 2000, Congress enacted a law creating a National System of Protected Natural Areas and granting the Executive Power the authority to incorporate, by decree, areas into this system and limit or prohibit certain activities within and around these protected areas.

Uruguay has received financing from the IADB for purposes of improving municipal infrastructure services for garbage collection and sewage treatment. The government presently requires environmental studies to be presented in connection with any proposals for construction and other projects. In addition, all projects financed by the IADB currently require environmental impact studies. Beginning in the late 1980’s, Uruguay also received a series of loans from the IADB to undertake cleaning up Montevideo’s coast, including the shoreline along the Río de la Plata.

In May 2006, Argentina brought a claim to the International Court of Justice (“ICJ”) against Uruguay under the Treaty of the Uruguay River, alleging that by authorizing the construction of certain pulp mills in the Fray Bentos region, along the shores of the Uruguay river, Uruguay failed to honor its obligations under the treaty.

On April 20 2010, the ICJ issued its final ruling on this dispute. Although the ICJ ruled that Uruguay breached certain procedural obligations under the Treaty of the Uruguay River, it did not find that any of the environmental damages claimed by Argentina had been proved and did not impose any remedial sanction on Uruguay. See “Balance of Trade—Foreign Investment.”

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

The following tables set forth information regarding GDP and expenditures for the periods indicated. The figures included in the table entitled “Gross Domestic Product by Expenditure” are based on current (nominal) prices for each year, whereas the percentage figures included in the table entitled “Change in Gross Domestic Product by Expenditure” are based on 2005 prices (in accordance with the Integral Revision of the National Accounts published by Banco Central in March 2009) to eliminate distortions introduced by changes in relative prices.

GDP and Expenditures

(thousands of 2005 pesos, except as otherwise indicated)

	2007		2008(1)		2009(1)		2010(1)		2011(1)
GDP	Ps.	471,380	Ps.	505,207	Ps.	517,422	Ps.	563,446	Ps.	595,564
Imports of goods and services		148,276		184,507		171,964		196,743		218,753

Total supply of goods and services		619,656		689,714		689,386		760,189		814,317
Exports of goods and services		143,004		155,204		163,991		173,893		184,050

Total goods and services available for domestic expenditures	Ps.	476,652	Ps.	534,510	Ps.	525,395	Ps.	586,295	Ps.	630,267

Allocation of total goods and services:
Consumption (public and private)		386,088		421,305		421,796		472,259		508,228
Gross investment (public and private)		90,564		113,205		103,599		114,036		122,039

Total domestic expenditures	Ps.	476,652	Ps.	534,510	Ps.	525,395	Ps.	586,295	Ps.	630,267

GDP growth (%) (2)		6.5%		7.2%		2.4%		8.9%		5.7%

(1)	Preliminary data.
(2)	% change from previous year, 2005 prices.

Source: Banco Central.

Gross Domestic Product by Expenditure

(% of total nominal GDP, unless otherwise indicated)

	2007	2008(1)	2009(1)	2010(1)	2011(1)
Government consumption	11.5%	12.2%	13.4%	12.9%	13.0%
Private consumption	70.0	69.4	66.3	67.7	67.9
Gross fixed investment	18.6	20.6	19.3	18.8	19.0
Public sector (% of gross fixed investment)	4.2	4.8	6.1	5.2	4.7
Private sector (% of gross fixed investment)	14.4	15.7	13.2	13.6	14.3
Exports of goods and services	29.1	30.2	28.0	26.8	27.1
Imports of goods and services	30.1	35.0	27.2	26.0	27.3
Savings	16.9	15.9	17.8	16.4	16.5

(1)	Preliminary data.

Source: Banco Central.

Change in Gross Domestic Product by Expenditure

(% change from previous year except as otherwise indicated, 2005 prices)

	2007	2008(1)	2009(1)	2010(1)	2011(1)
Government consumption	4.7%	9.3%	3.1%	0.8%	3.0%
Private consumption	7.1	9.1	(0.3)	13.7	8.2
Gross fixed investment	9.3	19.3	(4.9)	11.8	5.5
Public sector (% of gross fixed investment)	20.7	21.4	15.6	(4.7)	(4.3)
Private sector (% of gross fixed investment)	6.4	18.7	(10.8)	18.0	8.5
Exports of goods and services	4.8	8.5	5.7	6.3	5.8
Imports of goods and services	5.9	24.4	(6.8)	14.4	11.2

(1)	Preliminary data.

Source: Banco Central.

Principal Sectors of the Economy

In spite of the adverse international economic and financial environment, GDP increased by 5.9% in real terms in 2011, after growing by 8.9% in 2010 and by 2.4% in 2009, in each case with respect to the prior year. High commodity export prices have supported the improved performance of the agriculture, livestock and fishing and the manufacturing sectors since 2006. However, the Uruguayan economy relies heavily on services, including the commerce, restaurants and hotels sector, which involves a wide range of tourism services, the financial and insurance sector, the real estate and business services sector and the government sector. In all, services accounted for approximately 43.4% of GDP in 2011. Manufacturing and agriculture, livestock and fishing accounted for 19.8% of GDP in 2011.

In 2011, growth was driven mainly by internal and external demand of products and services. The most significant sectors that contributed to GDP growth were commerce, restaurants and hotels, and transportation, storage and communications. Commerce, restaurants and hotels grew by 9.9% compared to 2010 mainly due to an increase in consumption of fuel and imported products and growth in tourism activities. Transportation, storage and communications grew by 12.6% mainly driven by communications, reflecting a growth in the use of mobile communication.

The following tables set forth the components of Uruguay’s GDP and their respective growth rates for the periods indicated. The discussion of the various sectors follows the order in which the sectors are presented in the tables. The percentages and figures included in the table entitled “Gross Domestic Product by Sector” are based on current (nominal) prices for each period, whereas the percentage figures included in the table entitled “Change in Gross Domestic Product by Sector” are based on 2005 prices to eliminate distortions introduced by changes in relative prices.

Gross Domestic Product by Sector

(in millions of US$ and % of GDP, nominal prices)

	2007			2008(1)			2009(1)			2010(1)			2011(1)
Agriculture, livestock and fishing	US$	1,995	8.5%	US$	2,786	9.2%	US$	2,514	8.2%	US$	3,139	8.0%	US$	3,953	8.5%
Mining		62	0.3		90	0.3		92	0.3		110	0.3		134	0.3
Manufacturing		3,223	13.7		4,542	14.9		4,011	13.1		4,741	12.0		5,281	11.3
Electricity, gas and water		756	3.2		228	0.8		434	1.4		1,264	3.2		923	2.0
Construction		1,507	6.4		2,058	6.8		2,248	7.4		2,945	7.5		3,829	8.2
Commerce, restaurants and hotels		3,184	13.6		4,381	14.4		4,312	14.1		5,537	14.0		6,854	14.7
Transportation, storage and communications		1,823	7.8		2,287	7.5		2,212	7.2		2,787	7.1		3,112	6.7
Real estate and business services		3,235	13.8		4,227	13.9		4,501	14.7		5,858	14.9		7,057	15.1
Financial and insurance services		1,138	4.8		1,321	4.3		1,317	4.3		1,683	4.3		1,997	4.3
Services of the government		1,984	8.5		2,606	8.6		2,949	9.7		3,652	9.3		4,324	9.3
Other community, social and personal services		1,984	8.5		2,693	8.9		2,851	9.3		3,621	9.2		4,328	9.3
Net adjustments for payments made by financial institutions and import tariffs		2,577	11.0		3,167	10.4		3,078	10.1		4,094	10.4		4,945	10.6

GDP (in millions of US$ at nominal prices)(2)	US$	23,468	100.0%	US$	30,387	100.0%	US$	30,519	100.0%	US$	39,429	100.0%	US$	46,735	100.0%

GDP per capita	US$	7,060		US$	9,114		US$	9,124		US$	11,747		US$	13,874

(1)	Preliminary data.
(2)	Figures are not adjusted by purchasing power.

Source: Banco Central.

Change in Gross Domestic Product by Sector

(% change from previous year, 2005 prices)

	2007	2008(1)	2009(1)	2010(1)	2011(1)
Agriculture, livestock and fishing	(10.2)%	2.1%	1.6%	0.5%	4.4%
Mining	6.3	1.7	0.3	2.1	7.3
Manufacturing	8.3	8.1	(3.7)	3.6	1.2
Electricity, gas and water	50.2	(51.1)	15.6	88.0	(25.6)
Construction	9.3	2.6	0.7	3.7	6.5
Commerce, restaurants and hotels	8.7	11.9	1.4	13.6	9.9
Transportation, storage and communications	16.1	30.7	12.5	17.6	12.6
Real estate, business, financial and insurance services	2.6	4.5	1.5	4.5	7.7
Other services(2)	3.6	4.6	3.8	1.8	2.7
Total GDP	6.5%	7.2%	2.4%	8.9%	5.7%

(1)	Preliminary data.
(2)	Includes public sector services and other services.

Source: Banco Central.

Agriculture, Livestock and Fishing

Uruguay’s territory consists primarily of vast plains, which, combined with its temperate climate, make the country well suited for agriculture and livestock. This sector grew between 2007 and 2011 driven by cereal and oil production fueled by high international commodity prices, as well as by milk production. Cereal and oil production grew 3.1% (2007), 24.1% (2008) and 17.6% (2009) primarily as a result of increased soybean production during these years and record production of wheat in the years 2007, 2008 and 2009. In 2010, cereal and oil production contracted by 6.7%, mainly as a result of the decrease in wheat production. However, in 2011, cereal and oil production increased by 17.3% driven again by a recovery in wheat production. Although the existing cattle stock satisfied the increasing external demand from 2007 through 2011, milk and cattle production were affected by adverse climate conditions and a contraction of international markets in 2007 and in the first half of 2009. Growth in milk production recovered in 2010 with a 4.3% increase. Growth in milk production continued in 2011, increasing by 16.6% compared to 2010. From 2007 to 2010 cattle production remained stable. However, during 2011 cattle production contracted 1.5% primarily due to the effects of droughts.

The following table sets forth the production of selected primary goods for the periods indicated.

Selected Primary Goods Production

(in millions of US$, except as otherwise indicated)

	2007		2008(1)		2009(1)		2010(1)		2011(1)
Cereals and oil products	US$	1,068	US$	2,013	US$	1,740	US$	1,760	US$	2,473
Rice		231		392		300		399		425
Wheat		209		542		499		329		622
Soybean		166		321		409		548		636
Pastures		251		395		224		217		264
Vegetables and fruits		360		430		436		468		523
Milk		333		533		320		481		731
Livestock except milk		1,375		1,692		1,364		1,832		2,276
Cattle		1,139		1,352		1,031		1,440		1,825
Wool		80		72		55		61		90
Forestry		211		318		280		393		413

Total agricultural production	US$	3,347	US$	4,985	US$	4,140	US$	4,933	US$	6,415

Cattle (in thousands of heads slaughtered)		2,255		2,276		2,326		2,248		2,011
Milk (in millions of liters)		1,328		1,531		1,473		1,552		1,851
Wool (in tons)		40,953		36,246	US$	35,623	US$	30,100	US$	30,700

(1)	Preliminary data.

Source: Banco Central.

The following tables set forth percentage changes from prior years for agricultural and livestock production for the periods indicated, based on 2005 prices to eliminate distortions introduced by changes in relative prices.

Agricultural and Livestock Production

(% change from previous year, 2005 prices)

	2007	2008(1)	2009(1)	2010(1)	2011(1)
Cereals and oil products	(0.3)%	24.1%	17.6%	(6.7)%	17.3%
Rice	7.1	2.0	(5.3)	24.6	2.7
Wheat	15.2	90.8	37.0	(24.5)	48.6
Soybean	(14.6)	40.7	58.6	10.3	(1.9)
Pastures	4.5	(9.0)	(27.2)	(2.5)	0.2
Vegetables and fruits	(1.1)	(8.3)	(3.3)	4.2	(2.0)
Milk	(10.9)	19.3	(3.1)	4.3	16.6
Livestock except milk	(3.8)	(1.7)	1.4	0.3	(1.5)
Cattle	(2.8)	(5.6)	(3.4)	3.3	(2.3)
Wool	(6.9)	(11.5)	(3.8)	(15.5)	2.0
Forestry	7.5	11.8	0.2	9.8	0.0
Total agricultural production	(2.5)%	8.3%	6.2%	(1.1)%	7.1%

(1)	Preliminary data.

Source: Banco Central.

Mining

The mining sector mainly consists of stone and sand quarries. These products are used primarily in construction. Other contributors to the mining sector include smaller operations for the mining of gold and semi-precious stones, such as agate and amethyst. Mining has remained relatively constant as a percentage of GDP from 2007 through 2011 at approximately 0.3%. Uruguay has no known oil or natural gas reserves, although exploratory work has been undertaken in the coastal region. Several projects have been developed in Uruguay over the past years for the mining of nickel, copper and diamonds, without any findings. At present, a project for the mining of iron ore is being developed.

Manufacturing

Manufacturing is an important sector of Uruguay’s economy, accounting for 11.3% of GDP in 2011. In 2007, manufacturing grew by 8.3% in real terms compared to 2006, driven by an increase in foodstuffs and chemical production. In 2008, the manufacturing sector grew by 8.1% in real terms compared to 2007. Growth was fueled by pulp and paper activities, resulting from a pulp mill coming on line in mid-November 2007, foodstuffs and oil refined products. In 2009, however, as a result of the impact of the international economic crisis on trade, the manufacturing sector contracted by 3.7% in real terms. In 2010, manufacturing grew by 3.6%, compared to 2009, mainly due to increased production of pulp, paper and chemicals. In 2011, manufacturing grew in real terms by 1.2% driven by foodstuffs and chemicals production, which increased by 3.6% and 11.0%, respectively, offsetting decreases in oil and refined products, and textiles.

The following tables set forth information regarding goods production for the periods indicated.

Selected Manufacturing Goods Production

(in millions of US$)

	2007		2008(1)		2009(1)		2010(1)		2011(1)
Foodstuffs:
Processed meats	US$	1,710	US$	2,357	US$	2,058	US$	2,536	US$	3,063
Dairy products		651		1,025		779		1,014		1,393
Wheat and rice mills		485		793		682		663		791
Baked goods		450		647		653		809		913
Other foodstuffs		993		1,210		1,446		1,242		1,470

Total foodstuffs		4,288		6,031		5,318		6,264		7,629
Beverages		427		603		591		666		797
Tobacco		69		77		85		69		80
Textiles		724		781		540		571		631
Leather goods		365		307		203		235		376
Chemicals		1,298		1,662		1,455		1,830		2,276
Oil and refined products		992		1,740		1,246		1,434		1,255
Machinery		726		938		810		883		1,002
Other industries		1,862		3,032		2,386		3,286		3,522

Total	US$	10,752	US$	15,170	US$	12,634	US$	15,237	US$	17,568

(1)	Preliminary data.

Source: Estimates based on data of Banco Central and the National Statistics Institute.

Manufacturing Production

(% change from previous year, 2005 prices)

	2007	2008(1)	2009(1)	2010(1)	2011(1)
Foodstuffs:
Processed meats	(10.2)%	1.4%	6.6%	(2.1)%	(2.3)%
Dairy products	3.9	11.0	1.4	1.7	20.3
Wheat and rice mills	13.0	4.7	10.0	(9.1)	13.3
Baked goods	9.6	5.0	1.9	2.6	(0.7)
Total foodstuffs	0.5	5.2	3.6	(1.6)	3.6
Beverages	5.4	6.1	1.6	1.9	1.2
Tobacco	3.0	(6.0)	(3.2)	5.6	1.4
Textiles	4.0	(4.3)	(24.2)	(5.8)	(5.9)
Leather goods	(1.7)	(19.7)	(22.5)	5.8	29.8
Chemicals	10.0	4.4	(2.2)	13.8	11.0
Oil and refined products	(16.4)	30.5	(5.0)	(1.8)	(27.6)
Machinery	12.1	5.6	(7.9)	(0.8)	2.4
Total	2.5%	11.5%	(3.4)%	3.0%	1.3%

(1)	Preliminary data.

Source: Banco Central.

Electricity, Gas and Water

Energy consumption in Uruguay consists of oil and gas, electricity and wood. Electricity is produced primarily from hydroelectric sources and is provided by Usinas y Transmisiones Eléctricas or UTE, a state-owned entity. Electricity can be imported freely and Uruguay imports electricity from Argentina and Brazil. In 2009, Uruguay and Brazil agreed to build an electrical transmission line between San Carlos (Uruguay) and Candiota (Brazil), with an intermediate frequency converter in Cerro Largo (Uruguay), with financing expected to be provided by the Structural Funds of the Mercosur and the Banco Nacional de Desenvolvimiento Economico e Social of Brazil or another Brazilian financial institution. The Uruguayan government expects this line to be operative in 2013. The country imports all of its oil and gas supplies from various international sources and has a state-owned oil refining company, ANCAP. Uruguay’s economy is therefore vulnerable to increases in international oil prices. With a view to reduce oil imports, ANCAP invested in biodiesel plants that became operative in 2009. To increase its fuel transportation capacity, ANCAP has also recently invested in vessels. The government also launched the Uruguay Round 2009 and the Uruguay Round II, and during 2009 and 2012, respectively, awarded private sector enterprises with hydrocarbon exploration and exploitation contracts in off shore Uruguayan areas. See “The Economy – Privatizations”. Natural gas can be imported freely, and its distribution and transportation have been opened to private investment. In February 2011, Uruguay and Argentina signed a memorandum of understanding for the construction of a regasification vessel to be located near the city of Montevideo, which will provide approximately 10 million cubic meters of natural gas to both countries on a daily basis for 15 years, beginning in 2013.

The electricity, gas and water sector’s performance has varied over the past five years, mainly as a result of the electricity sector’s performance, which in turn depends on the type of electricity generated (thermoelectric and/or hydroelectric). In 2007, the electricity, gas and water sector grew by 50.2% in real terms driven by a generalized increase in production of all items, which improved its performance compared to 2006. The improved results in the electricity segment in 2007 were largely attributable to increased production of hydroelectric energy, sold in the domestic market as well as abroad. In 2008, the electricity, gas and water sector decreased as compared to its previous year. This was caused by an increase in thermoelectric generation, due to insufficient hydroelectric generation as a result of droughts. In 2009, the electricity, gas and water sector grew by 15.6% in real terms, driven primarily by the shift from oil-based to hydroelectric sources of generation as a consequence of the end of the drought that affected the Uruguayan basin in 2008. In 2010, the sector grew by 88.0% in real terms due to an increased use of hydroelectric source of electricity generation. In 2011, droughts affected the Uruguayan basin again and the electricity, gas and water sector contracted by 25.6% in real terms compared to 2010.

Construction

The construction sector grew at annual rates of 9.3%, 2.6% 0.7% 3.7% and 6.5% in real terms, in 2007, 2008, 2009, 2010 and 2011, respectively, fueled by public and private sector investment, including in 2007 the construction of a paper pulp mill in Fray Bentos, and more recently commercial real estate in Maldonado.

Commerce, Restaurants and Hotels

In 2007, the commerce, restaurants and hotels sector grew by 8.7%, driven by an increase in the average expenditure by tourist as well as by demand for these services by local households. In 2008, the sector grew by 11.9% in real terms, driven primarily by an increase in wholesale and retail trade services (mainly imported goods) and an expansion of the restaurants and hotels activities. In 2009, this sector grew only 1.4%, recording an increase in local demand for restaurants and hotel services which was practically offset by the contraction of tourist demand, reflecting the impact of the international crisis on tourism generally. In 2010, the sector grew by 13.6% in real terms, driven primarily by higher sales of motor vehicles and imported goods, and by an increase in the number of tourists and in expenditures by tourists. In 2011, this sector grew by 9.9% in real terms mainly due to the increase in consumption of fuel and imported products and growth in tourism activities. The commerce, restaurants and hotels sector accounted for approximately 14.7% of GDP in 2011.

Transportation, Storage and Communications

In 2007 this sector grew by 16.1%, due to both an increase in transportation (mainly of passengers) as well as communications activities. In 2008 and 2009, the sector grew at rates of 30.7% and 12.5% in real terms, respectively, primarily due to the increase in the demand for mobile phone services. In 2010 and 2011, the sector grew by 17.6% and 12.6% in real terms, respectively, mainly due to an increase in communications (as a consequence of the continued investment in mobile technologies) and transportation activities (primarily supporting and auxiliary transport activities).

Real Estate, Business, Financial and Insurance Services

The real estate and business sector and the financial and insurance services sector grew by 20.06% in the 2010-2011 period. This growth was driven primarily by the financial and insurance services sector and by the business services segment, as a result of a trend in the manufacturing sector to sub-contract administrative, maintenance and cleaning services. Real estate services also grew during this period driven by tourism rentals and purchases.

Uruguay established a strong reputation as a regional financial center in the early 1980’s, primarily due to its free foreign exchange and capital markets, which were liberalized in 1974, its banking and tax reporting secrecy legislation, and its low tax rates. During periods of economic turmoil in the region, such as 1995, 1998 and 2001, Uruguay’s financial sector saw deposits from foreign sources increase as depositors sought a safer haven for their savings.

Beginning in 2002, Uruguay’s financial sector was significantly affected by Argentina’s crisis. Large withdrawals of deposits during 2002 significantly exceeded the liquidity of four private banks (including the two largest private banks which were branches of Argentine based banks), which ceased to operate and entered a liquidation stage. Through multilateral financial support from the IMF, the World Bank and the IADB, the government was able to provide the necessary liquidity to government-owned banks and to the three largest private banks to honor sight deposits existing as of July 30, 2002, thereby mitigating to some extent the impact of the crisis of the banking sector on the economy as a whole.

The financial and insurance services sector’s contribution to GDP has grown at a slower pace since 2002 compared to other sectors of the economy. However, since 2008, the financial and insurance services sector’s contribution to GDP has been improving.

Role of the State in the Economy

The government continues to participate in the economy through state ownership of certain companies. The government, however, has emphasized its willingness to prepare state-owned companies for competition, as it takes measures to reduce further barriers to trade and to deregulate markets. It has also stated its intention to draw clearer distinctions between the role of the state as a regulator and as a shareholder or owner of commercial enterprises. In that respect, a number of regulatory entities were created to monitor the telecommunications, water, electricity, railway freight, oil and sanitation sectors. Since 1999, legislation has been passed to allow the private sector to participate in the provision of telephone (other than fixed line) and railroad services, in the administration of maritime ports, in the importation and distribution of natural gas and in certain other areas of the economy previously restricted to the public sector.

At present, the government owns:

1.	the local telecommunications company (ANTEL);

2.	the oil refinery company (ANCAP);

3.	the electric power utility (UTE);

4.	the water and sewage authority, Obras Sanitarias del Estado (OSE);

5.	Administración Nacional de Puertos (ANP), which operates most of Uruguay’s ports;

6.	Administración de Ferrocarriles del Estado (AFE), which operates railway freight services;

7.	Banco de la República and Banco Hipotecario (state-owned financial institutions);

8.	Banco de Seguros del Estado (an insurance company); and

9.	Administración Nacional de Correos, a postal services company that competes with several private sector companies.

UTE provides electric power and services to Uruguay. With the exception of Salto Grande, a binational hydroelectric facility jointly owned by the Uruguayan and Argentine governments, UTE owns and operates all of the hydroelectric generation plants in Uruguay. It also owns and operates several thermoelectric and gas facilities and all of Uruguay’s electricity transmission assets. UTE currently provides all of the domestic electricity services in Uruguay, although under recent legislative measures and presidential decrees the private sector may engage in generation activities and industrial consumers should soon be able to purchase energy directly from foreign sources taking advantage of interconnection arrangements with Brazil and Argentina.

ANTEL has been the traditional provider of domestic and international long-distance telephone services in Uruguay. The company also provides basic telephone service in localities outside major urban areas, and has developed rural telephone services.

OSE is Uruguay’s largest water company, providing water and sanitation services to all of the country and sewage services outside Montevideo.

ANCAP is the national oil refinery, responsible for processing the crude oil imported by Uruguay and marketing refined products.

Uruguay imports all the natural gas it consumes. ANCAP and privately owned companies run the gas transportation and distribution business within a regulatory framework based on the granting of concessions contracts and decrees of the government. With the aim of diversifying the energy matrix and obtaining a constant supply of natural gas, a joint commission was established with representatives from the governments of Uruguay and Argentina to implement actions for the construction of a liquid natural gas production plant in Uruguay.

For a description of the functions and operations of Banco de la República and of Banco Hipotecario, see “The Banking Sector.”

During the past ten years, non-financial state-owned enterprises have in the aggregate recorded operating profits in spite of the slowdowns experienced in the energy sector, affecting mainly ANCAP and UTE, during 2008. In 2008, UTE’s costs of operations were adversely affected by the combination of high oil prices and a severe drought, which heavily affected UTE’s results given the impossibility of fully passing the increased generation costs on to consumers. Record high crude oil prices during 2008 also impacted on ANCAP’s oil refinery costs generating an operating deficit during 2008. This situation was reversed in 2009 and both enterprises recorded a surplus.

During 2010, the government focused on the long-term management of the results of operations of the state-owned enterprises and established an energy stabilization fund to reduce the impact of droughts and mitigate the need to introduce abrupt rate adjustments affecting consumers. UTE made an initial contribution of US$150.0 million to the fund. In 2010, the current primary result of the state-owned enterprises continued to recover, particularly UTE. Due to favorable weather conditions, UTE was able to meet demand for electricity through hydro-generation, reducing to a minimum the use of its power stations. By maintaining its pricing policy, aligned to the cost structure of generation, UTE was able to restructure its assets and cancel liabilities incurred in 2009.

In 2011, ANCAP recorded losses mainly as a consequence of the partial absorption by ANCAP of the increased cost of crude oil imports (the balance being covered by the energy stabilization fund created in 2010). In addition, in a context of high oil prices, ANCAP’s refinery plant was shut down for several weeks to build a desulfuration facility, which in turn required ANCAP to import additional volumes of refined products. In 2011, UTE recorded gains, although significantly lower than in 2010, as a consequence of the increased cost of fuel power generation.

On August 11, 2011, the government enacted Law No. 18,786, creating and regulating public-private participation contracts for infrastructure and related services. This law establishes a new type of participation scheme between private investors and the government. The government believes this law will encourage foreign investment, mainly in infrastructure and energy projects.

At this time the government has no plans to privatize any public sector enterprises.

The following table sets forth selected financial data for the principal state-owned enterprises as of the dates and for the periods indicated.

Principal Public Sector Enterprises

(in millions of US$)(1)

	Total Assets	Total Liabilities	Net Profits	Percentage of State Ownership
ANCAP(2)	2,555	1,417	(95)	100%
ANP(2)	783	87	13	100%
AFE(1)	208	19	(33)	100%
ANTEL(2)	1,991	228	156	100%
OSE(2)	1,885	317	55	100%
UTE(2)	5,812	942	142	100%

(1)	Preliminary data.
(2)	Data as of and for the year ended December 31, 2011. Converted into U.S. dollars at the rate of Ps.19.898 per US$1.00, the market rate on December 31, 2011.

Source: Financial statements of each public enterprise.

Employment, Labor and Wages

Employment

The employment rate rose to 56.7% in 2007, 57.7% in 2008, 58.5% in 2009, 58.4% in 2010, reaching 60.7% in 2011. Unemployment declined steadily from 9.5% in 2007 to 6.0% in 2011. The continued recovery of the economic activity in Uruguay since 2004 explains the continued decrease in the nationwide unemployment rate to date.

The following table sets forth certain information regarding employment and labor in Uruguay as of the dates indicated.

Employment and Labor

(% by population)

	As of December 31,
	2007	2008	2009	2010	2011
Nationwide:
Participation rate(1) (2)	62.7%	62.5%	63.1%	62.7%	64.5%
Employment rate(3)	56.7	57.7	58.5	58.4	60.7
Unemployment rate(4)	9.5	7.7	7.3	6.8	6.0
Montevideo:
Participation rate(1) (2)	64.3	63.8	64.8	64.9	66.8
Employment rate(3)	58.4	59.2	59.9	60.4	62.6
Unemployment rate(4)	9.1	7.3	7.6	6.9	6.2

(1)

To be considered employed, a person above the minimum age requirement (14 years old) must have worked at least one hour with remuneration or fifteen hours without remuneration during the preceding week.

(2)	Labor force as a percentage of the total population above the minimum age requirement.
(3)	Employment as a percentage of the total population above the minimum age requirement.
(4)	Unemployed population as percentage of the labor force.

Sources: Instituto Nacional de Estadística (INE) and Banco Central.

The composition of employment by activities in Uruguay generally reflects the composition by activities of the GDP. Unionized labor in Uruguay is concentrated primarily in the public sector and the manufacturing, construction and financial services sectors of the economy.

The following table sets forth information regarding the percentage of the labor force by sector of the economy for the periods indicated.

Labor force (1)

(% by sector)

	2007	2008	2009	2010	2011
Agriculture, livestock, fishing and mining	5.2%	4.9%	4.9%	4.9%	4.2%
Manufacturing, electricity, gas and water, and construction services	22.5	22.3	21.9	22.3	22.2
Services	72.3	72.8	73.3	72.8	73.6

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Refers to population in cities over 5,000 inhabitants.

Source: Instituto Nacional de Estadística (INE).

Since Uruguay’s return to democratic rule, unions have declined in power and importance. Nonetheless, strikes and other actions by unions have occurred on occasion, normally in the form of general, one-day strikes. In cases of strikes which threaten to have a material adverse effect on private or public sector functions, the government can declare that the labor functions which are the subject of the strike provide “essential services” to the country, thereby making the strike illegal. In various instances during the past ten years, the government has threatened to disband or in fact disbanded strikes on the basis that the services provided were essential to the country. According to the “Indice de conflictividad laboral” (labor conflict index) published by Universidad Católica del Uruguay, conflicts increased during 2007 and 2008 as a result of labor union demands for improvements in salaries and working conditions. In 2009, labor conflicts decreased compared to 2008. In 2010 conflicts increased as compared to 2009, in anticipation of the negotiations of the collective bargain agreements that preceded the presidential election. In 2011 conflicts increased slightly as compared to 2010.

Wages

The following table sets forth information about wages for the periods indicated.

Average Real Wages

(annual average % change from previous year,

unless otherwise indicated)

	2007	2008	2009	2010	2011
Average real wages	4.8%	3.5%	7.3%	3.3%	4.0%
Public sector	5.2	3.6	6.0	2.8	2.6
Private sector	4.5	3.5	8.0	3.6	4.9

Source: Instituto Nacional de Estadística (INE).

After 2006, increases in real wages were discussed within the context of a collective bargaining mechanism involving the principal sectors of the economy, with government participation in the negotiations. During 2007, the increase in real wages in the public sector was 5.2% and real wage increases for the private sector was 4.5%, while in 2008 the average increase in public sector real wages was 3.6% and 3.5% in private sector real wages. Real wages increased 7.3% during 2009 due to an increase of 6.0% in public sector wages and 8.0% in private sector wages. In 2010, real wages increased by 3.3% on average, with an increase in public sector real wages of 2.8% and an increase in private sector real wages of 3.6%. In 2011, real wages increased by 4.0% on average, with an increase in public sector real wages of 2.6% and an increase in private sector real wages of 4.9%. Under the collective bargaining rules, each private sector of the economy negotiates wage increases twice a year while the public sector does it once a year.

Poverty and Income Distribution

Poverty levels in Uruguay have decreased sharply in recent years due to the economic recovery. According to the most recent estimates of the National Statistics Institute, the percentage of Uruguayan urban households with an income below the minimum amount needed to purchase essential food and non-food requirements was 9.5% in 2011, compared to 21.9% in 2007.

While Uruguay has disparities in the distribution of wealth and income, which decreased in recent years, such disparities are of a lesser magnitude than those of other Latin American nations such as Brazil, Colombia, Chile, Argentina, Mexico and Venezuela. As set forth in the table below, in 2010, 32.0% of the income in urban households in Uruguay was concentrated in the hands of the top 10.0% of the economically active population as compared to 46.1% of the income in urban households for Brazil, 36.0% for Costa Rica, 36.1% for Mexico, 42.9% for Chile and 39.7% for Argentina (the percentages of Brazil and Chile are for the year 2009).

The following table outlines the data on income distribution for the periods indicated.

Evolution of Income Distribution of Urban Households Population of Uruguay

(% of national income)(1)

Income Group	2005	2007	2008	2009	2010
Lowest 40%	13.9%	13.8%	14.2%	14.9%	15.4%
Next 30%	23.3	23.1	23.7	23.9	24.2
Next 20%	28.1	28.5	28.4	28.2	28.4
Highest 10%	34.7	34.7	33.7	33.0	32.0

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	No information available for 2006 and 2011

Source: CEPAL.

The government has sought to address problems relating to poverty through health care accessibility and other measures. See “The Economy – The Economic Policies of the Mujica Administration.” Uruguay has a public health system that gives access to services on a sliding-scale basis, where fees are based on a citizen’s ability to pay, and guarantees medical care for workers. The government also maintains funds for the extraordinary medical expenses of the needy.

FOREIGN MERCHANDISE TRADE

Uruguay’s exports primarily comprise commodities (farm products and paper pulp).

In 2007, merchandise exports increased by 14.1% (measured in U.S. dollars) compared to 2006, driven by the increase in exports of chemical and meat products. In 2008, merchandise exports increased by 37.8% (measured in U.S. dollars) compared to 2007, mainly as a result of exports of paper pulp, processed meat and agricultural products. In 2009, merchandise exports decreased by 8.4% (measured in U.S. dollars) compared to 2008, as a result of a decrease in exports of manufactured products. In 2010, merchandise exports increased by 25.5% (measured in U.S. dollars) compared to 2009, as a result of the increase in exports of paper pulp, processed meat, agricultural products and dairy products. In 2011, merchandise exports increased by 15.7% (measured in U.S. dollars) compared to 2010, mainly due to an increase in exports of processed meats, dairy products and motor vehicles and parts.

In 2007, merchandise imports grew by 17.1% (measured in U.S. dollars) compared to 2006, driven by a general increase in all imported items, especially the intermediate goods. In 2008, merchandise imports increased by 61.1% (measured in U.S. dollars) compared to 2007. In 2009, merchandise imports decreased by 23.9% (measured in U.S. dollars) compared to 2008, due to a significant decrease in imports of intermediate goods. In 2010, merchandise imports increased by 24.8% (measured in U.S. dollars) compared to 2009, as a result of a general increase in all imported items, mainly motor vehicles and consumption goods. In 2011, merchandise imports grew by 24.4% (measured in U.S. dollars) compared to 2010, driven by an increase across all imported items, which was particularly strong for intermediate and consumption goods.

A significant portion of Uruguay’s merchandise trade has involved its neighbors and principal trading partners, Argentina and Brazil. With the initial consolidation of the Mercosur in the 1990’s, Brazil and Argentina became Uruguay’s principal trading partners. By 1998, those two countries together accounted for more than 50% of Uruguay’s exports. This regional concentration has subjected Uruguay’s economy to the volatility that has characterized the economies of Uruguay’s neighbors. To mitigate the adverse impact on Uruguay’s foreign trade resulting from imbalances that develop within Mercosur, the government has actively promoted Uruguayan exports in markets outside Mercosur within the framework of regional as well as bilateral agreements. The increased competitiveness of Uruguayan exports since 2002 initially resulted in exports to the region becoming less significant as a percentage of Uruguay’s total exports. In addition to its bilateral free trade agreement with Mexico, which became effective on July 15, 2004, on June 11, 2004 Uruguay and Iran signed a framework agreement to promote bilateral trade. Uruguay will also seek to take advantage of opportunities to increase its exports that may arise from the agreements reached by Mercosur with each of Israel and Venezuela in 2005, with Egypt in 2010. In December 2011, Mercosur members entered into a free trade agreement with Palestine.

Mercosur member states remain the main destination of Uruguay’s exports and source of its imports. Exports to Argentina and Brazil accounted for 24.1% of total exports in 2007, 22.2% in 2008, 23.4% in 2009, 25.8% in 2010 and 24.7% in 2011. Even more significantly, Argentina and Brazil accounted for 45.7% of total imports in 2007, 42.6% in 2008, 44.7% in 2009, 35.3% in 2010 and 38.1% in 2011. In 2011, exports to Brazil included plastics, cereals, milk and dairy products, exports to Argentina were concentrated in motor vehicles and parts, paper and plastics, and Venezuela was the destination primarily of milk and dairy products.

The United States is another of Uruguay’s major trading partners. While Uruguay’s merchandise imports from the United States have fluctuated in recent years (as a percentage of total imports) decreasing to 6.8% in 2005 and recovering to 7.3% in 2007, the United States attracted an increasing percentage of Uruguay’s total merchandise exports after the 2002 crisis reaching a historical record of 21.1% of total exports in 2005, and accounting for 10.1% of total exports in 2007. Exports to United States declined significantly in 2008, accounting for only 3.2% of total exports due to a decline in the demand by the United States mainly of processed meats. In 2009, the weight of exports to the United States decreased further to 2.9% of total exports, while imports of goods from the United States accounted for 8.2% of total imports. In 2010, exports to the United States once again decreased to 2.5% of total exports while imports accounted for 9.9% of total imports. In 2011, the weight of exports to the United States slightly increased to 2.7% of total exports whereas imports accounted for 10.3% of total imports.

Uruguay has diversified and increased substantially its merchandise exports over time. After peaking at US$2.8 billion in 1998, merchandise exports decreased to US$1.9 billion in 2002, primarily due to the impact of the uncertainties affecting the Brazilian economy and the recession affecting Argentina. Merchandise exports began to recover in 2003, increasing initially primarily due to the improved competitiveness created by the real devaluation of the peso and as a result of increased demand for Uruguayan exports and elevated prices for several of Uruguay’s commodity exports. In 2007, merchandise exports amounted to US$4.9 billion driven by a significant increase in non-traditional exports. In 2008, merchandise exports totaled US$6.7 billion, increasing by 37.8% compared to 2007. The trend was reversed in 2009, with merchandise exports totaling US$6.2 billion, a decrease of 8.4% compared to 2008. In 2010, merchandise exports increased by 25.5% compared to 2009, to US$7.7 billion, mainly due to an increase in non-traditional exports. In 2011, merchandise exports totaled US$9.0 billion, a 15.8% increase compared to 2010, primarily due to the growth in non-traditional exports.

Merchandise exports have historically been concentrated on agriculturally based traditional and manufactured products, such as wool, meat, rice and textiles. Uruguay was first declared free of foot and mouth disease in 1995. This measure granted Uruguay access to broader markets and allowed it to obtain higher prices for its beef. Uruguay’s traditional export markets include Brazil, Chile, Israel and the European Union. Exports of Uruguayan beef (in U.S. dollars) decreased by 10.3% in 2007 compared to 2006 but recovered by 46.5% in 2008 compared to 2007. Since 2008, paper pulp accounts for a significant portion of Uruguay’s exports, representing 8.0% of total exports in 2011. In 2009, exports of agricultural products increased by 38.1% and other foodstuffs increased by 12.3%. However, exports of all other products, except for wheat and rice, decreased in 2009 compared to 2008. In 2010, exports of agricultural products, dairy products and processed meat increased by 43.7%, 40.5% and 14.7%, respectively, compared to 2009. Exports of wheat and rice in 2010 decreased by 15.2% compared to 2009. In 2011, exports of processed meat, dairy products and motor vehicles and parts increased by 19.0%, 32.9% and 61.2% respectively, compared to 2010, while exports of paper pulp decreased by 5.3% compared to 2010.

Imports have increased over time and become more diverse due to a combination of factors, including increased production and economic activity and the reduction of tariff and non-tariff import barriers. In 2007, total imports increased by 17.1%, of which 21.3% represented consumer goods, 65.9% intermediate goods and 12.8% capital goods. In 2008, total imports increased by 61.2%, of which 17.6% represented consumer goods, 67.4% intermediate goods and 15.0% capital goods. In 2009, total imports decreased 23.9%, of which consumer goods accounted for 22.0%, intermediate goods accounted for 62.2% and capital goods accounted for 15.8%. In 2010, total imports increased by 24.8%, of which 23.5% represented consumer goods, 59.7% intermediate goods and 16.8% capital goods. In 2011, total imports increased by 24.4%, of which 23.4% represented consumer goods, 61.6% intermediate goods and 14.9% capital goods.

The following tables set forth information on exports and imports for the periods indicated.

Merchandise Trade

(in millions of US$ and % of total exports/imports)

	2007			2008			2009			2010(1)			2011(1)
EXPORTS (FOB)
Agricultural products	US$	376	7.7%	US$	599	8.9%	US$	827	13.4%	US$	1,188	15.3%	US$	1,259	14.1%
Processed meats		1,021	20.9		1,496	22.2		1,237	20.0		1,419	18.3		1,689	18.9
Dairy products		337	6.9		429	6.4		371	6.0		521	6.7		692	7.7
Wheat and rice mills		287	5.9		463	6.9		466	7.6		396	5.1		486	5.4
Other foodstuffs		432	8.8		476	7.1		535	8.7		572	7.4		651	7.3
Textiles		203	4.2		189	2.8		144	2.3		190	2.5		241	2.7
Leather goods		298	6.1		249	3.7		163	2.6		198	2.6		228	2.5
Paper pulp		51	1.0		512	7.6		483	7.8		754	9.7		714	8.0
Chemicals		290	5.9		392	5.8		339	5.5		414	5.3		512	5.7
Oil and refined products		126	2.6		188	2.8		75	1.2		127	1.6		56	0.6
Plastic products		127	2.6		152	2.3		138	2.2		164	2.1		204	2.3
Motor vehicles and parts		124	2.5		165	2.5		132	2.1		191	2.5		308	3.4
Other		1,213	24.8		1,424	21.2		1,260	20.4		1,606	20.7		1,919	21.4

Total exports	US$	4,885	100.0%	US$	6,734	100.0%	US$	6,170	100.0%	US$	7,740	100.0%	US$	8,959	100.0%

IMPORTS (CIF)
Consumer goods	US$	1,198	21.3%	US$	1,598	17.6%	US$	1,520	22.0%	US$	2,025	23.5%	US$	2,514	23.4%
Intermediate goods		3,711	65.9		6,109	67.4		4,293	62.2		5,148	59.7		6,612	61.6
Capital goods		718	12.8		1,362	15.0		1,093	15.8		1,449	16.8		1,600	14.9

Total imports	US$	5,627	100.0%	US$	9,069	100.0%	US$	6,906	100.0%	US$	8,622	100.0%	US$	10,726	100.0%

Merchandise trade balance:	US$	(546)		US$	(1,714)		US$	(272)		US$	(282)		US$	(1,070)

(1)	Preliminary data.

Source: Banco Central.

Geographical Distribution of Merchandise Trade

(in millions of US$, unless otherwise indicated)

	2007			2008			2009			2010(1)			2011(1)
EXPORTS (FOB)
Americas:
Argentina	US$	446	9.1%	US$	507	7.5%	US$	347	5.6%	US$	573	7.4%	US$	588	6.6%
Brazil		732	15.0		988	14.7		1,098	17.8		1,421	18.4		1,624	18.1
United States		493	10.1		214	3.2		177	2.9		195	2.5		244	2.7
Other		781	16.0		1,057	15.7		758	12.3		930	12.0		1,161	13.0

Total Americas		2,451	50.2		2,766	41.1		2,380	38.6		3,119	40.3		3,617	40.4

Europe:
European Union:
France		35	0.7		34	0.5		28	0.5		31	0.4		41	0.5
Germany		205	4.2		212	3.2		158	2.6		238	3.1		303	3.4
Italy		100	2.1		143	2.1		115	1.9		144	1.9		158	1.8
United Kingdom		120	2.5		172	2.6		142	2.3		109	1.4		122	1.4
Other EU		349	7.1		558	8.3		367	6.0		441	5.7		524	5.8
Total EU		810	16.6		1,120	16.6		811	13.1		963	12.4		1,149	12.8
EFTA(2) and other		268	5.5		536	8.0		391	6.3		646	8.3		752	8.4

Total Europe		1,078	22.1		1,656	24.6		1,201	19.5		1,609	20.8		1,901	21.2

Africa		157	3.2		210	3.1		210	3.4		216	2.8		289	3.2
Asia		387	7.9		435	6.5		462	7.5		603	7.8		826	9.2
Middle East		160	3.3		303	4.5		349	5.7		234	3.0		304	3.4
Free Trade Zone(3)		341	7.0		790	11.7		765	12.4		1,015	13.1		1,012	11.3
Other		310	6.3		572	8.5		803	13.0		945	12.2		1,009	11.3

Total	US$	4,884	100.0%	US$	6,732	100.0%	US$	6,170	100.0%	US$	7,740	100.0%	US$	8,958	100.0%

IMPORTS (CIF)
Americas:
Argentina	US$	1,255	22.3%	US$	2,250	24.8%	US$	1,628	23.6%	US$	1,469	17.0%	US$	2,004	18.7%
Brazil		1,314	23.4		1,618	17.8		1,460	21.1		1,578	18.3		2,082	19.4
United States		413	7.3		530	5.8		564	8.2		855	9.9		1,101	10.3
Other		885	15.7		1,073	11.8		845	12.2		1,241	14.4		1,088	10.1

Total Americas		3,868	68.7		5,471	60.3		4,497	65.1		5,143	59.6		6,275	58.5

Europe:
European Union:
France		84	1.5		102	1.1		83	1.2		137	1.6		187	1.7
Germany		112	2.0		142	1.6		168	2.4		198	2.3		258	2.4
Italy		94	1.7		117	1.3		119	1.7		161	1.9		148	1.4
United Kingdom		43	0.8		56	0.6		52	0.8		72	0.8		125	1.2
Other EU		223	4.0		315	3.5		278	4.0		364	4.2		564	5.3
Total EU		556	9.9		733	8.1		700	10.1		931	10.8		1,282	12.0
EFTA(2) and other		249	4.4		53	0.6		352	5.1		397	4.6		327	3.0

Total Europe		805	14.3		785	8.7		1,052	15.2		1,328	15.4		1,609	15.0

Africa		55	1.0		309	3.5		123	1.8		408	4.7		541	5.0
Asia		860	15.3		1,359	15.0		1,161	16.8		1,652	19.2		2,196	20.5
Middle East		16	0.3		37	0.4		49	0.7		63	0.7		69	0.6
Other		25	0.4		1,108	12.2		25	0.4		28	0.3		37	0.3

Total	US$	5,628	100.0%	US$	9,069	100.0%	US$	6,907	100.0%	US$	8,622	100.0%	US$	10,727	100.0%

(1)	Preliminary data.
(2)	European Free Trade Association.
(3)

Reflects exports from Uruguay to the free trade zones within its territory, for further export, typically as part of a manufactured good comprising inputs produced in third countries, to destinations of which Uruguay does not maintain statistics.

Source: Banco Central

FOREIGN TRADE ON SERVICES

Uruguay’s services trade has traditionally been heavily concentrated on Argentina and Brazil and has been driven principally by tourism, transportation and financial services and, since 2007, transactions made from free economic zones.

Gross tourism receipts increased by 35.3% in 2007 and 29.9% in 2008 in spite of the fact that the number of tourist arrivals decreased by 0.5% in 2007. Gross tourism receipts and the number of tourists arrivals increased by 24.8% and 5.1%, respectively, in 2009. Also a higher per capita level of expenditures has contributed to improve gross tourism receipts. In 2010 and 2011, gross tourism receipts and the number of tourists arrivals increased again by 14.0% and 46.2% and by 14.7% and 22.9%, respectively.

Revenues from Tourism

	Number of Tourist Arrivals (in thousands)	Gross Tourism Receipts (in millions of US$)
2007	1,815	809
2008	1,998	1,051
2009	2,099	1,312
2010	2,408	1,496
2011	2,960	2,187

Source: Banco Central.

During the 1990s, Uruguay’s tourism sector benefited from the improving economic situation in the region, particularly in Brazil and Argentina, and the increased sophistication of the services offered, including increased and diversified offerings of cultural, social and sports activities. There was an increase in repeat weekend travelers to Punta del Este, and through 1997 an increase in ownership of houses and apartments in this beach area mainly by tourists from Argentina, followed by others from Brazil, Paraguay the United States and, in third place, European countries. New tourism services in regions outside of Punta del Este have also developed, in particular in the northern part of Uruguay where there are several thermal baths and tourist “estancias,” or ranches, which attract tourists from regional and urban areas and from Europe and the United States during Uruguay’s low season in winter. The total number of tourists has increased steadily since 2007 increasing by 10.1%, 5.1%, 14.7% and 22.9% in 2008, 2009, 2010 and 2011, respectively. Tourism from, as well as trade with or transiting through, Argentina during the period 2007-2010 was adversely affected by the interruption of international traffic caused by Argentine demonstrators opposing the construction of the pulp mill in the Fray Bentos region. This interruption ceased at the end of 2010.

The following table sets forth the percentage of tourist arrivals from Argentina, Brazil and other countries for the periods indicated.

Tourist Arrivals

(% by country)

	2007	2008	2009	2010	2011
Argentina	50.0%	52.4%	54.8%	52.4%	58.2%
Brazil	15.8	14.9	12.6	15.7	14.4
Other	34.2	32.7	32.6	32.0	27.4

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Sources: Banco Central and the Ministry of Tourism.

Until the 2002 banking crisis, financial and insurance services, primarily banking and corporate services, contributed to the growth in services exports. Uruguay’s bank secrecy laws and the ability of companies to issue bearer shares attracted foreign funds. Deposits by non-residents with the financial sector totaled approximately US$6.6 billion at December 31, 2001. In 2002, deposits by non-residents with the financial sector decreased significantly to less than US$2.3 billion at December 31, 2002, including approximately US$1.2 billion held with BGU, Banco de Crédito, Banco Montevideo and Banco Comercial, all of which had their operations suspended and have since been liquidated or, in the case of BGU, closed. Following the banking crisis in 2002, deposits by non-residents began to recover, reaching US$3.2 billion as of December 2011, representing 21.2% of total foreign currency deposits held by the non-financial private sector with the Uruguayan banking system (excluding deposits held with banks in liquidation).

In 2012, as part of Uruguay’s efforts to enhance tax transparency, Congress enacted a law to improve access to information regarding share ownership of Uruguayan companies. This law creates a registry to be held with Banco Central where every holder of bearer shares of a Uruguayan company will have to be registered. In addition, in 2012 the tax authorities of Uruguay and Argentina entered into a cooperation agreement to facilitate sharing of tax information. This agreement was submitted to Congress for approval and is currently under consideration by Congress.

BALANCE OF PAYMENTS

In 2011, Uruguay’s balance of payments registered a surplus of US$2.6 billion compared to a deficit of US$360.8 million in 2010, a surplus of US$1.6 billion in 2009, a surplus of US$2.2 billion in 2008 and a surplus of US$1.0 billion in 2007. Banco Central’s international reserve assets stood at US$10.3 billion at December 31, 2011, compared to US$7.7 billion at December 31, 2010, US$8.0 billion at December 31, 2009, US$6.4 billion at December 31, 2008 and US$4.1 billion at December 31, 2007.

Balance of Payments(1)

(in millions of US$)

	2007		2008		2009(2)		2010(2)		2011(2)
Current Account
Merchandise trade balance	US$	(545.5)	US$	(1,714.2)	US$	(272.3)	US$	(282.1)	US$	(1,070.0)
Exports		5,099.9		7,095.5		6,391.8		8,030.2		9,341.1
Imports		(5,645.4)		(8,809.7)		(6,664.1)		(8,312.3)		(10,411.1)
Services, net		703.4		753.4		930.2		1,028.1		1,437.3
Interests and dividends		(515.9)		(916.6)		(887.5)		(1,310.3)		(1,368.3)
Current transfers(3)		137.5		148.4		138.0		118.0		126.1

Total current account	US$	(220.5)	US$	(1,729.0)	US$	(91.6)	US$	(446.4)	US$	(875.0)

Capital and Financial Account
Capital transfers	US$	3.7	US$	0.2	US$	—	US$	—	US$	—
Direct Investment		1,240.1		2,116.6		1,603.5		2,527.0		2,526.7
Portfolio Investment(4)		1,150.5		(557.7)		(716.1)		(547.7)		1,446.7
Other medium and long term capital		(3)		442.9		928.9		(548.1)		(281.1)
Other short term capital		(886.2)		1,095.6		(435.9)		89.5		(634.4)

Total capital and financial account, net	US$	1,505.2	US$	3,097.6	US$	1,380.4	US$	1,520.7	US$	3,057.9

Errors and Omissions(5)	US$	(279.3)	US$	863.7	US$	299.5	US$	(1,435.1)	US$	381.4

Total balance of payments	US$	1,005.4	US$	2,232.4	US$	1,588.3	US$	(360.8)	US$	2,564.4

Change in Banco Central reserve assets(6)	US$	(1,005.4)	US$	(2,232.4)	US$	(1,588.3)	US$	360.8	US$	(2,564.3)

Gold(7)		0.1		(0.0)		(0.0)		(0.0)		(0.0)
SDRs		(0.7)		4.0		380.9		0		0.1
IMF Position		—		—		—		95,0		50,4
Foreign Exchange		319.6		(401.5)		712.0		(1,370.2)		1,122.5

Other holdings		686.5		2,630.0		495.4		914.4		1,391.4

Total assets	US$	1,005.4	US$	2,232.4	US$	1,588.3	US$	(360.8)	US$	2,564.4

(1)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual (Fifth Edition).
(2)	Preliminary data.
(3)	Current transfers consist of transactions without a quid pro quo.
(4)	Includes public bonds, commercial paper, notes and commercial banks’ foreign portfolio investment.
(5)	Constitutes a residual item, which is periodically revised as additional information regarding the current and capital and financial accounts becomes available.
(6)	Change in Banco Central international reserve assets does not reflect adjustments in the value of gold.
(7)	As presented in this chart, gold reserves have been valued at their corresponding market prices as of December 31 of each year.

Source: Banco Central.

Current Account

Uruguay’s current account consists of the merchandise trade balance, foreign trade on services net, interest and dividend payments, and current transfers.

In 2007, the current account recorded a deficit of US$220.5 million. This deficit was attributable mainly to the continued growth in merchandise imports, which was partially offset by an improvement in inflows generated by foreign trade on services, net.

In 2008, the current account recorded a deficit of US$1.7 billion. The significant increase in the trade deficit was attributable mainly to imports of oil for electricity generation, required to cover the power generation deficit that resulted from the impact of the drought on domestic hydroelectric generation capacity.

In 2009, the current account deficit dropped to US$91.6 million, reflecting mainly a significant decrease in the merchandise trade deficit. While both exports and imports of goods and services contracted as a result of the adverse global economic environment in 2009, exports contracted at a slower pace than imports, at rates of 9.7% and 24.4%, respectively.

In 2010, the current account recorded a deficit of US$446.4 million. The trade deficit was attributable to an increase in interest and dividend payments, primarily due to increased remittance of corporate profits to foreign shareholders of direct investments made in prior years.

In 2011, the current account recorded a deficit of US$875.0 million. The increase in the current account deficit was mainly attributable to a decrease in the merchandise trade deficit while interest and dividend payments and current transfers did not record significant changes. The increased deficit in merchandising trade was partially offset by an increase in the inflows from foreign trade on services, net.

Capital and Financial Account

Uruguay’s capital and financial account includes capital transfers, direct investments, portfolio investments, other medium- and long-term capital and other short term capital.

In 2007, Uruguay’s capital and financial account recorded a surplus of US$1.5 billion, mainly related to private capital and financial inflows. After financing the current account deficit, the difference represents net funding for the public sector, which in turn increased the foreign currency position of the public sector.

Capital and financial inflows increased significantly in 2008 as foreign direct investment reached US$2.1 billion, offsetting net portfolio investment outflows of US$557.7 million. Uruguay’s capital and financial account recorded a surplus of US$3.1 billion in 2008.

The outburst of the international financial crisis in September 2008 resulted in a decrease in capital inflows. Furthermore, capital inflows during the fourth quarter of 2008 comprised primarily proceeds of short-term loans made to the public sector by multilateral financial institutions, while net portfolio investments became negative as investors reacted to volatility in the capital markets during that period.

In 2009, Uruguay’s capital and financial account recorded a surplus of US$1.4 billion, reflecting a decrease in capital and financial inflows to both the public and the private sector.

Capital inflows to the public sector comprised primarily the proceeds of financing provided by multilateral financial institutions and borrowings from the international capital markets. On the other hand the private sector, registered substantially lower capital inflows as a result of the slowdown of foreign direct investment which totaled US$1.3 billion in 2009. In 2009, net portfolio divestments continued to grow, totaling US$716.1 million and short-term capital resulted in outflows of US$435.9 million.

In 2010, Uruguay’s capital and financial account recorded a surplus of US$1.5 billion. mainly resulting from an increase in foreign direct investment, which offset the decrease in portfolio investments and in other medium and long-term capital.

In 2011, Uruguay’s capital and financial account recorded a surplus of US$3.1 billion mainly as a result of inflows generated by foreign direct investment, which reached US$2.5 billion and a surge of portfolio investment reflecting improved conditions in the risk perception of Uruguay’s sovereign debt in the international capital markets.

International Reserves

As of December 31, 2011, the international reserve assets of Banco Central stood at US$10.3 billion, compared to US$7.7 billion at December 31, 2010. The following table shows the composition of the international reserve assets of Banco Central, and the banking system at each of the dates indicated.

International Reserve Assets of the Banking System(1)

(in millions of US$)

	As of December 31,
	2007			2008			2009			2010			2011
Banco Central	US$	4,121	(2)	US$	6,360	(3)	US$	7,987	(4)	US$	7,656	(5)	US$	10,302	(6)
Of which gold represents		7			7			9			12			12
Banco de la República		2,091			1,857			1,656			2,133			1,490
Private Banks		2,945			3,506			4,525			5,301			4,124

International reserve assets	US$	9,157		US$	11,723		US$	14,168		US$	15,090		US$	15,916

(1)	All figures are at market value as of the date indicated.
(2)	This amount includes US$1,753 million of reserves and voluntary deposits of the Uruguayan banking system, including US$868 million of Banco de la República, with Banco Central.
(3)	This amount includes US$3,156 million of reserves and voluntary deposits of the Uruguayan banking system, including US$1,416 million of Banco de la República, with Banco Central.
(4)	This amount includes US$2,521 million of reserves and voluntary deposits of the Uruguayan banking system, including US$1,138 million of Banco de la República, with Banco Central.
(5)	This amount includes US$1,590 million of reserves and voluntary deposits of the Uruguayan banking system, including US$789 million of Banco de la República, with Banco Central.
(6)	This amount includes US$2,350 million of reserves and voluntary deposits of the Uruguayan banking system, including US$1,707 million of Banco de la República, with Banco Central.

Source: Banco Central.

As of May 31, 2012, Banco Central’s international reserve assets totalled US$11.9 billion, including US$2.8 billion in reserves and voluntary deposits of the Uruguayan banking system, of which US$1.1 billion were claims of Banco de la República.

The voluntary deposits and reserves held with Banco Central by the Uruguayan banking system can be withdrawn by banks at any time. Changes in Banco Central’s policies and other external factors, including interest rates, affecting the banks’ medium- and long-term portfolio decisions could cause and, in the past, have caused the banks to withdraw these voluntary deposits. Variations in commercial bank reserves and voluntary deposits of the Uruguayan banking system with Banco Central, cause Banco Central’s international reserve assets to fluctuate from time to time.

Foreign Investment

Uruguay has a legislative framework that ensures equal treatment of foreign and local investors and foreign access to all economic sectors. Foreign investments in Uruguay generally do not require prior governmental authorization, and foreign investors are not required to register investments with the government and can freely remit their profits and capital investments abroad. Investment in certain sectors, including financial services, requires prior authorization on the same terms as domestic investors.

In each of 2007, 2008, 2009, 2010 and 2011, estimated foreign direct investment accounted for US$1.2 billion, US$2.1 billion, US$1.6 billion, US$2.5 billion and US$2.5 billion, respectively, of Uruguay’s balance of payments.

Foreign investment in Uruguay has been traditionally directed towards the industrial, construction and tourism related sectors and, since 2003, land. In 2004, however, European pulp manufacturers announced investments in the pulp industry in Uruguay in the range of US$1.3 billion over a two-year period. Since 2005, Argentine demonstrators opposed to the construction of the wood pulp mills have repeatedly obstructed international traffic to Uruguay and into Argentina, which flows through two bridges on the Uruguay River that link Argentina with Uruguay. Uruguay sought to initiate dispute resolution proceedings contemplated in the Mercosur framework for Argentina’s failure to ensure free access to the bridges and uninterrupted flow of international traffic to and from Uruguay. No agreement with respect to Uruguay’s claims was reached within the terms contemplated in Mercosur’s dispute resolution framework. In May 2006, Argentina brought a claim to the ICJ against Uruguay under the Treaty of the Uruguay River, alleging that by authorizing the construction of certain pulp mills in the Fray Bentos region, along the shores of the Uruguay River, Uruguay had acted in breach of its obligations under the treaty. Argentina claimed that the pulp mills would irreparably harm the Uruguay River shore. Uruguay rejected Argentina’s claims.

The ICJ issued its final ruling on the dispute between Uruguay and Argentina on April 20, 2010. The ICJ found that Uruguay breached certain procedural obligations under the Treaty of the Uruguay River, by issuing the initial environmental authorizations to construct the pulp mills without first informing the Administrative Commission of the Uruguay River. However, the ICJ held there was no reason to order the dismantling of the pulp mill because its commissioning and construction did not breach any of Uruguay’s substantive obligations under the Treaty of the Uruguay River and no environmental damage has been demonstrated. The ICJ imposed no additional remedial action on Uruguay. Argentine demonstrators dissatisfied with the ICJ ruling repeatedly obstructed traffic across international bridges in protest. In June 2010, the demonstrators agreed to cease the obstruction to facilitate ongoing negotiations seeking to resolve the situation. On August 30, 2010, Uruguay and Argentina signed an agreement providing for the creation of a scientific committee within the Administrative Commission of the Uruguay River. This committee was created to monitor the Uruguay River and the industrial and agricultural businesses and cities on both margins of the Uruguay River that discharge effluents into the river.

MONETARY POLICY AND INFLATION

Banco Central was established in 1967 and is in charge of issuing currency, managing foreign exchange reserves, regulating the financial and insurance system, as well as pension funds and the securities market, and evaluating and advising the government regarding the establishment of new banks. Banco Central has the principal responsibility for the implementation of monetary policy, intervening in the money market and advising the government on monetary and credit matters in accordance with general objectives set by the government. In addition, it trades in the foreign exchange market and is responsible for the observance of foreign exchange regulations.

Banco Central’s charter was most recently amended in 2010. Under the current charter, the Board of Directors of Banco Central is composed of three members, each serving a five-year term. Each new president of Uruguay is entitled to appoint a new Board of Directors, subject to ratification by the Congress.

Banco Central’s charter defines Banco Central’s monetary and foreign exchange management capacity and its supervisory powers. Under its charter, Banco Central cannot finance the activities of the government except to the extent that it may hold government securities having an aggregate principal amount of up to 10.0% of the central government’s previous year’s expenditures net of interest payments on public debt. However, Banco Central can serve as a financial agent of the government under article 49 of its charter and has a duty under article 3 to ensure the orderly functioning of the payments system.

Law 18,401 created the Corporación de Protección al Ahorro Bancario or Corporation for the Protection of Bank Savings as an agency independent of Banco Central, removing Banco Central’s responsibility for the administration of the mandatory deposit insurance program introduced in 2002. Law 18,401 placed under a single agency, the Superintendencia de Servicios Financieros, the supervision and regulation of the banking sector, and under the Superintendencia de Seguros, Fondos de Pensión y Mercado de Valores, the regulation of insurance companies, the stock market and pension funds.

Monetary Policy

Until June 2002, Banco Central managed Uruguay’s inflation stabilization policy by setting a peso/U.S. dollar exchange rate band that drifted at a present monthly rate of devaluation and allowed the peso/U.S. dollar exchange rate to fluctuate within a band without prompting Banco Central intervention in the foreign exchange markets. This “crawling peg” system succeeded in reducing inflation from a rate of 129.0% (as measured by the CPI) in 1990 to 3.6% in 2001. In June 2001 and January 2002, Banco Central widened the band and accelerated the rate of devaluation of the peso in an attempt to mitigate the ongoing adverse effects on Uruguay’s economy, first of Brazil’s 1999 devaluation and subsequently of Argentina’s devaluation in January 2002. Inflation targets were administered through a foreign exchange policy.

Sensitive to the risk of a run on the currency and to avoid the need to adopt exchange controls and restrict capital flows, Uruguay completed its transition to a fully floating exchange system and floated the peso effective June 20, 2002. Since the peso was allowed to float, Banco

Central pursued interventions solely to ensure the orderly operation of the foreign exchange market. As of December 2002, the nominal exchange rate had risen 94.0% in comparison to December 2001. The year-to-year inflation rate for the same period was 25.9%.

Having relinquished the use of exchange rate policies to determine inflation objectives, Banco Central adopted the peso monetary base as a nominal anchor and committed to a monetary base increase one year ahead consistent with the inflation objective set for the period. In 2003 the program was designated to generate an inflation rate between 17.0% and 23.0% and the policy was successful in the sense that the target on monetary base was achieved and inflation rate was lower than projected (10.2%). In the first quarter of 2004 a target range for the monetary base was introduced, which implied more flexibility in the intermediate target and more commitment with inflation itself. Since then, the inflation objective was set to a range with floors and ceilings that declined from quarter to quarter, from 9.0-14.0% in the third quarter of 2004 to 4.5-6.5% by the end of 2006.

In September 2007, Banco Central began defining monetary policy by reference to short term interest rates as the new intermediate target. As a consequence, Banco Central introduced a short-term interest rate that was initially set at 5.0% and established the average money market rate as the instrument to monitor its new inflation target. The interest rate band was set at 4.0-6.0%.

In October 2007, Banco Central set the monetary policy rate at 7.0%, and shifted the band to 6.0-8.0% for deposit and lending facilities. In November 2007, in light of continuing inflationary pressures, the monetary policy rate was set at 7.25%. In January 2008, the monetary policy rate was kept constant, but the tolerance of the inflation target range was changed to 3.0-7.0% in recognition of the difficulties to keep a close track of this target in a context of high volatility in commodity and asset prices. On October 3, 2008, the monetary policy rate was increased to 7.75%, taking into account the strong domestic demand compared to aggregate supply in a context of international uncertainty.

In light of the deepening international financial markets crisis, Banco Central decided, in the last quarter of 2008, to allow a broader fluctuation of the average money market rate. It also established a Program to repurchase Peso denominated Monetary Regulation Bills, giving holders the option to elect the currency of redemption, to reduce volatility in the foreign exchange market. As financial markets recovered stability, Banco Central once again focused on monetary policy rate as an operational target and the monetary policy rate was raised to 10.0% in January 2009, given the persistent inflationary pressures. In March 2009, the global economic recession scenario, along with the decrease of inflationary expectations in the middle term, contributed to the decision of lowering the monetary policy rate to 9.0%. In June 2009, the authorities decided to lower the monetary policy rate again to 8.0% considering inflation performance and as aggregate demand pressures diminished. As inflationary pressures returned in the second half of 2009, the monetary policy rate remained unchanged until December 2009. At that time, Banco Central decided to lower the rate to 6.25%, taking into account the decrease of uncertainty in the international context and a favorable assessment of domestic risks. Additionally, in December 2009, it narrowed the inflation target range from 3.0-7.0% to 4.0-6.0%. In September 2010, Banco Central raised the monetary policy rate to 6.50% to mitigate increasing inflationary pressures. In March 2011, Banco Central once again increased the monetary policy rate to 7.50% in response to prevailing inflation expectations for the subsequent

18 months, attributed primarily to inflationary pressures generated by the international markets and a growing domestic demand. In June 2011, Banco Central increased the monetary policy rate from 7.5% to 8.0% in response to prevailing inflation expectations. In December 2011, Banco Central again increased the monetary policy rate to 8.75%. In March 2012, Banco Central decided to maintain the monetary policy rate at 8.75%.

To regulate liquidity in the market, Banco Central conducts periodic auctions of Banco Central notes in domestic currency. The ability of Banco Central to implement an effective monetary policy is curtailed by the high degree of dollarization of the Uruguayan economy. While during the past eight years (with the exception of 2008), foreign currency deposits held with the banking system as a percentage of total deposits declined, as of December 31, 2011, 73% of all deposits held with the banking system continued to be denominated in foreign currencies (primarily U.S. dollars).

Liquidity and Credit Aggregates

The following tables set forth the composition of Uruguay’s monetary base (expressed in terms of Banco Central’s monetary liabilities) as of the dates indicated.

Monetary Base(1)

(in millions of US$(2))

	As of December 31,										As of May 31,
	2007		2008		2009		2010		2011		2012
Currency, including cash in vaults at banks	US$	1,145	US$	1,161	US$	1,629	US$	1,899	US$	2,271	US$	1,953
Other		322		514		584		613		705		960

Monetary base	US$	1,467	US$	1,675	US$	2,213	US$	2,512	US$	2,976	US$	2,913

(1)	Preliminary data.
(2)	Exchange rate at the end of the period.

Source: Banco Central.

The following tables show selected monetary indicators and liquidity and credit aggregates for the periods indicated.

Selected Monetary Indicators

(percentage change based on peso-denominated data)

	2007	2008	2009	2010	2011	For the Twelve months ended April 2012(1)
M1 (% change)(2)	32.0%	17.9%	15.2%	30.0%	20.8%	23.8%
M2 (% change)(3)	31.0	17.3	14.9	31.0	22.1	21.6
Credit from the financial system (% change)	22.1	58.7	(13.1)	24.1	14.1	19.4
Average annual peso deposit rate (end period)	4.4	5.4	4.9	4.8	5.5	5.6
Monetary policy rate (TPM)	7.25	7.75	6.25	6.50	8.75	8.75
Average money market rate (TMM) (period end)	7.25	4.99	6.20	6.20	8.75	8.75

(1)	Preliminary data.
(2)	Currency in circulation plus peso-denominated demand deposits.
(3)	M1 plus peso-denominated savings deposits.

Source: Banco Central.

Liquidity and Credit Aggregates

(in millions of US$(1))

	2007		2008		2009(2)		2010(2)		2011(2)
Liquidity aggregates (at period end):
Currency, excluding cash in vaults at banks	US$	879	US$	879	US$	1,238	US$	1,469	US$	1,761
M1(3)		2,740		2,852		4,075		5,174		6,310
M2(4)		3,283		3,399		4,845		6,200		7,647
M3(5)		10,292		11,696		14,105		16,851		20,080

Credit aggregates (at period end):
Private sector credit		6,177		7,585		7,842		9,281		11,051
Public sector credit		72		19		1,269		599		1,302

Total domestic credit	US$	6,249	US$	7,604	US$	9,111	US$	9,880	US$	12,353

Deposits:
Uruguayan Peso deposits	US$	2,404	US$	2,520	US$	3,607	US$	4,731	US$	5,886
Foreign currency deposits		9,648		11,686		13,143		14,582		15,718

Total deposits	US$	12,052	US$	14,206	US$	16,750	US$	19,313	US$	21,604

Deposits of non-residents	US$	2,638	US$	3,389	US$	3,883	US$	3,930	US$	3,286

(1)	Exchange rate at the end of the period
(2)	Preliminary data.
(3)	Currency in circulation plus peso-denominated demand deposits.
(4)	M1 plus peso-denominated savings deposits.
(5)	M2 plus deposits of residents in foreign currency, principally U.S. dollars.

Source: Banco Central.

Inflation

The following table shows changes in the CPI and the WPI for the periods indicated.

	Percent Change from Previous Year at Period End
	Consumer Prices	Wholesale Prices
2007	8.5%	16.1%
2008	9.2	6.4
2009	5.9	10.5
2010	6.9	8.4
2011	8.6	11.1
For the 12 months ended May 31, 2012	8.1	4.3

Source: National Institute of Statistics.

In 2007, inflation (as measured by consumer prices) increased to 8.5%. In spite of the monetary measures implemented in the fourth quarter of 2007, which started to show their effects during the first quarter of 2008, inflation rates in 2008 reflected the significant impact of increased oil and food prices. While supply pressures began to weaken in September 2008, domestic demand remained strong and the annual inflation rate reached 9.2% in 2008. In 2009, inflation began to decline, mainly influenced by lower government regulated prices. These fiscal measures assisted in keeping inflation in line with the expectations that supported the monetary policy measures adopted by Banco Central in January 2009. The global economic downturn in

2009 further contributed to reducing inflationary pressure. The inflation rate for 2009 ended at 5.9%. In 2010, the inflation rate increased to 6.9%, reflecting the inflationary effects of the recovery in prices of oil and agricultural products. This situation was offset in part by the appreciation of the peso against the U.S. dollar. In 2011, the inflation rate exceeded the target range and reached 8.6%, prompting Banco Central to increase the monetary policy rate to 8.75%. The inflation rate reached 8.1% for the twelve-month period ending May 31, 2012. Banco Central monitors developments in monetary demand with a view to avoiding further increases in inflation rates and medium term expectations.

The weighted average annual interest rate for 91 to 180 day term deposits in U.S. dollars in the banking system was 1.8% in December 2007, and fell to 1.2%, 0.6% and 0.5% in December 2008, December 2009 and December 2010 respectively. This rate slightly decreased to 0.4% in December 2011 and May 2012. The weighted average annual interest rate for 91 to 180 day term deposits in pesos in the banking system was 2.9% in December 2007. This rate stood at 5.2% in December 2008, December 2009 and December 2010, 4.7% in December 2011 and 4.6% in May 2012.

The decrease in the level of deposits held with the Uruguayan banking system and the uncertainties affecting the economy in 2002 and early 2003 resulted in significant increases in loan default rates and insolvencies with virtually no credit being extended to local businesses by local financial institutions. Since the beginning of 2003, the number of loan defaults and insolvencies has abated. While the ratios of non-performing loans (“NPLs”) to total loans and provision for NPLs (provision for NPLs in relation to total gross loans) were 26.0% and 15.0% respectively in 2002, these ratios declined steadily through 2005, when they stood at 7.0% and 11.0% respectively. Banco Central adopted stricter requirements in terms of provisioning and disclosure, which became applicable during the second quarter of 2006. As a consequence of these requirements, the ratio of NPLs to total loans decreased at a pace faster than the level of provisions. At December 31, 2007 and 2008, the ratio of NPLs to total loans was 1.1% and 1.0% respectively, while the provision for NPLs ratio decreased at a slower pace, standing at 6.7% and 6.8%, respectively. At the end of 2009, the ratio of NPLs to total loans registered a slight increase, reaching 1.2%, mainly due to the performance of non-corporate credit, while the provision for NPLs ratio stood at 6.4%. As of December 31, 2010, the ratio of NPLs to total loans decreased to 1.0% while the provision for NPLs ratio decreased to 6.2%. As of December 31, 2011 the ratio of NPLs to total loans was 1.3%, while the provision for NPLs ratio stood at 6.0% (both excluding Banco Hipotecario).

For a discussion of Uruguay’s past policies regarding inflation see “The Economy—1999-2002: Recession and Crisis in the Banking System” and “The Economy—2003-2010: Recovery and Economic Growth,” and for a discussion of Uruguay’s current monetary policy, see “Monetary Policy and Inflation—Monetary Policy.”

Foreign Exchange

Between 1990 and June 2002, the Uruguayan peso was devalued relative to other currencies on a gradual basis. Banco Central allowed the peso/U.S. dollar exchange rate to fluctuate within a band of its value (initially set at 3.0% and increased to 6.0% in June 2001) and the bounds of the band were adjusted upward by 0.6% (1.2% after June 2001) each month. Interest rates for deposits in foreign currencies generally tracked movements in international interest rates. Interest rates for deposits in pesos, however, fell during the first months of 2000.

In January 2002, Banco Central adjusted the monthly rate of devaluation of the Uruguayan peso from 1.2% to 2.4% and the width of the band of fluctuation for the peso to U.S. dollar exchange rate from 6.0% to 12.0%, responding to Argentina’s economic crisis and its impact on the region as a whole. The continued devaluation of the Argentine peso, and increasing uncertainties as to the future of the Brazilian economy increased the risk of a speculative run on the peso. On June 19, 2002, Banco Central allowed the peso to float. A steep devaluation of the peso followed, reaching its lowest point on September 10, 2002, when the exchange rate reached Ps.32.325 per US$1.00. From 2003 through 2006, the peso strengthened versus the U.S. dollar. In 2007 and 2008, exchange rate volatility increased, although on average the peso continued to appreciate. In 2008, the appreciation of the peso was interrupted by the financial crisis, but once the uncertainty decreased, the peso began to appreciate versus the U.S. dollar. This trend continued until the third quarter of 2011. Thereafter, the peso depreciated against the U.S. dollar in line with the fluctuation recorded in other Latin American currencies. As of May 31, 2012 the exchange rate stood at Ps. 21.235 per US$1.00.

Since the mid-1970’s, Uruguay has not imposed foreign exchange convertibility or remittance controls. Uruguayan residents are permitted to buy or sell foreign exchange without restriction, and there are no restrictions on the repatriation in foreign currency of capital or dividends by foreign investors.

The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.

Exchange Rates(1)

(pesos per US$)

	High	Low	Average	Period-End
2007	24.450	21.500	23.416	21.500
2008	24.520	19.079	20.947	24.350
2009	24.350	19.534	22.543	19.627
2010	21.329	19.042	20.072	20.094
2011	20.426	18.300	19.300	19.898
For the 12 months ended May31, 2012	21.235	19.288	19.703	21.235

(1)	Daily interbank end-of-day bid rates.

Source: Banco Central.

THE BANKING SECTOR

Prudential Regulation, Supervision and Financial System

Banco Central supervises the banking system and requires regular monthly filings of balance sheets, income statements and statements of stockholders’ equity, as well as daily reports on foreign exchange exposure and other information from the banks in the Uruguayan financial system. According to Banco Central’s charter as most recently amended, Banco Central exercises its supervision and inspection powers over public and private financial institutions through the Superintendencia de Servicios Financieros or Financial Services Superintendency. Although the Superintendency has technical and operational autonomy, Banco Central retains certain powers in relation to receivership of impaired institutions and revocation of banking licenses. Following international best practices, supervision of financial institutions by Banco Central is based both on the level of risk that each bank adopts and the management of those risks evidenced by each institution. To improve the supervision of local financial institutions that are affiliated with Spanish financial groups, the Superintendency entered into a Memorandum of Understanding with the supervisory authorities of Spain, Banco de España, that allows both agencies to share relevant information.

The Financial Services Superintendency imposes lending limits and cash and liquidity reserve requirements, among other requirements. Financial institutions are required to classify loans made to non-financial borrowers in accordance with the following criteria that, in addition to the performance of payment obligations, factor in the borrower’s projected ability to remain current:

Category 1A:	Loans secured with liquid collateral. This category includes loans secured by highly liquid collateral which banks can have access to through the exercise of set-off rights. No provisions are required for this category.

Category 1B:	Financial sector borrowers including non-resident banks and other financial institutions, whose payments are not past due and have an international credit score rated between BBB- and BBB.

Category 1C:	Borrowers with strong ability to repay their obligations. Payment obligations may not be past due by more than 10 days. In addition, based on the bank’s assessment, the borrower should be expected to remain current on its payment obligations even under extremely adverse scenarios. Provisions of 0.5% are required for this category.

Category 2A:	Borrowers with adequate ability to repay their obligations. Payment obligations may not be past due by more than 30 days. In addition, based on the bank’s assessment, the borrower should be expected to remain current on its payment obligations under adverse circumstances. Provisions of 1.5% are required for this category.

Category 2B:	Borrowers with potential financial difficulties. Payment obligations may not be past due by more than 60 days. In addition, based on the bank’s assessment, the borrower should be expected to remain current on its payment obligations under somewhat adverse circumstances. Provisions of 3.0% are required for this category.

Category 3:	Borrowers with an impaired ability to repay their obligations. Payment obligations may not be past due by more than 120 days. In addition, based on the bank’s assessment, the borrower would have difficulty in repaying its obligations on the original terms under moderately adverse circumstances. Provisions of 17.0% are required for this category.

Category 4:	Borrowers with a substantially impaired ability to repay their obligations. Payment obligations may not be past due by more than 180 days. In addition, based on the bank’s assessment, the borrower would have a high probability of defaulting on its future obligations. Provisions of 50.0% are required for this category.

Category 5:	Irrecoverable: Borrowers included in this category have payment obligations past due by more than 180 days and based on the bank’s assessment are unable to repay the loan. Provisions of 100.0% are required.

Home loans and consumer loans must also be classified and reserved in accordance with the prior classification taking their specific characteristics into consideration.

Banco Central substantially adheres to the requirements of the Basel Committee on Capital Adequacy of the Bank of International Settlement and, as a general rule, since September 1998 has required ratios of total capital to risk-weighted assets equivalent to 8.0% in the case of banks, financial cooperatives, financial houses and off-shore banks, and 12.0% in case of financial cooperatives holding a limited license. Minimum capital requirements must cover credit risk requirements and market risk requirements under Basel II recommendations.

In order to mitigate the exposure of Uruguayan banks to the foreign exchange risk created by the denomination of a significant portion of their loan portfolio in U.S. dollars, – impact on the creditworthiness of borrowers that could arise from volatility in foreign exchange rates – loans denominated in foreign currency are given a weight of 125% instead of the normal 100% applied to loans denominated in pesos and significant shifts in the dollar/peso exchange rate must be taken into consideration by the banks in assessing the borrowers’ ability to repay their obligations (and classifying the foreign currency-denominated loans in accordance with the categories described above).

Banco Central requires banks and cooperatives that apply for licenses to have a minimum capital (“responsabilidad patrimonial básica”) in UIs, of UIs.130 million. The minimum capital required for financial houses, cooperatives with limited licenses and off-shore banks is UIs.91 million, UIs.19.5 million and US$4.5 million, respectively. At December 31, 2011, one UI was equal to Ps.2.3171.

As of December 31, 2011, financial institutions had on average a total capital to risk-weighted assets ratio above the 8% required by Banco Central.

In early 2003, the government began the restructuring of Banco Hipotecario’s operations and modification of its sources of funding. Banco Hipotecario ceased taking deposits other than pre-saving deposits denominated in local currency with respect to amounts intended to be applied together with the proceeds of a mortgage loan to purchase or build a property. In addition, Banco Hipotecario’s lending capacity was suspended by Banco Central while the restructuring process was underway and has recently been reestablished with respect to loans denominated in local currency only. The restructuring of Banco Hipotecario’s operations entailed a significant reduction of its payroll and branches throughout the country. To improve its capital structure, the government acquired from Banco Hipotecario several portfolios of non-performing and low quality loans and, in consideration of such assets, assumed certain liabilities incurred by Banco Hipotecario with Banco de la República in connection with the transfer of U.S. dollar-denominated deposits in 2003. Additional transfers of assets to the government and further assumption of Banco Hipotecario liabilities by the government were completed in 2010. As of December 31, 2011, Banco Hipotecario had US$1.3 billion of assets and US$630.0 million of capital. As of December 31, 2011, Banco Hipotecario was in full compliance with current minimum capital adequacy ratios requirements.

Due to difficulties in achieving a capital to risk-weighted asset ratio in compliance with the capital adequacy regulations, and as a consequence of a significant run by depositors in January 2006, Banco Central suspended the activities of COFAC, Uruguay’s largest credit association, focused on retail banking and small businesses, as of February 1, 2006. Depositors were given access to the deposit insurance scheme administered by the Superintendency for the Protection of Bank Savings (SPAB) (Corporation for the Protection of Bank Savings – COPAB from 2009), in March 2006. Banco Bandes Uruguay S.A. a subsidiary of Venezuela’s development bank incorporated as a bank in Uruguay, acquired the assets and remaining deposits of COFAC after its business plan and operations were approved by the Superintendency of Financial Institutions. The plan contemplated a possible need for further capitalization of the new institution, which occurred in January 2007, after the capital adequacy ratio had fallen below 8.0% in December 2006. As of December 2011, Banco Bandes Uruguay S.A. complied with current capital adequacy ratios.

The Uruguayan Banking System

Commercial banks in Uruguay typically provide full-service banking. Of the 11 private banks operating in Uruguay as of December 31, 2011, eight are Uruguayan corporations majority owned by foreign banks and three are branches of foreign banks. In accordance with current legislation, the Republic guarantees the deposits of Banco de la República, Banco Hipotecario and of Banco Central, and the performance and payment obligations of Banco de Seguros del Estado. The operations of Banco Hipotecario are limited to taking local currency denominated deposits and making local currency denominated mortgage loans.

Nuevo Banco Comercial, which was created by the government with the purpose of acquiring the recoverable assets of three banks that were liquidated in December 2002, is subject to the laws and regulations applicable to private financial institutions, and its deposits are not guaranteed by the Republic. In June 2006, 100% of its common shares (representing 60.0% of Nuevo Banco Comercial’s equity) were acquired by a group of international investors led by Advent, an investment fund manager. In June 2011, Scotiabank Group, a Canadian company, acquired the participation of Advent in Nuevo Banco Comercial, which represented a 71.5% ownership interest as of December 31, 2011.

Under Uruguayan banking legislation, banks organized in Uruguay are considered national banks even if their capital is held by a foreign bank. Foreign banks may set up branches in Uruguay that enjoy the same operating privileges as banks incorporated in Uruguay. Financial houses, the majority of which are owned by foreign banks, may conduct any type of financial operations except those reserved exclusively to banks, such as accepting demand deposits both from Uruguayan residents and from nonresidents and time deposits from Uruguayan residents. Financial cooperatives are financial institutions organized as cooperatives, which can only provide banking services to their members. There are two kind of licenses granted to financial cooperatives – the first limiting its financial operations to operating predominantly in pesos and imposing a fixed ceiling on the amount of individual loans, and the second having a broader scope and allowing cooperatives to perform the same operations as banks, and as a result of that making them subject to the same regulatory requirements. Following the suspension of COFAC’s operations, there are no savings associations holding broad banking licenses in Uruguay.

Banco de la República serves as the government’s commercial bank and also operates as a commercial and development bank for industrial and farming activities. As of December 31, 2011, Banco de la República held approximately 41% of deposits of the private non-financial sector with the financial system (excluding off-shore banks and financial houses). Following the financial crisis of the early 1980s, Banco de la República enhanced its position as the predominant provider of long-term financing and of promotional medium-term loans for industrial and farming activities, as many private banks geared their business toward short-term loans. Certain private banks have extended medium-term loans to corporations and individuals, primarily to purchase goods, and long-term mortgage loans in connection with the purchase of real estate.

The 2002 Banking Crisis

Volatility in Argentina at the end of 2001 initially caused an increase in deposits by non-residents with the Uruguayan banking system. As of December 31, 2001, U.S. dollar deposits in the financial system totaled US$14.2 billion compared to US$12.4 billion as of December 31, 2000. However, Uruguay’s two largest private banks were affiliated with Argentine banks and experienced an increase in deposit withdrawals in December 2001 and January 2002. Between December 2001 and January 2002, depositors withdrew a total of US$564 million those two institutions.

As of December 31, 2001, a subsidiary of Banco de Galicia y Buenos Aires S.A., was the second largest private bank in Uruguay, with assets of approximately US$1.7 billion and deposits of approximately US$1.3 billion. The adoption of foreign exchange controls by the Argentine authorities in December 2001 severely limited that entity’s access to liquidity. It depleted its liquid assets in January 2002 and did not qualify to receive liquidity assistance from Banco Central. Banco Central took control of the entity on February 13, 2002 and instituted a suspension of its operations. In May 2004, Banco Central revoked the entity’s banking license.

Banco Comercial was the largest private bank in Uruguay with US$2.0 billion in assets and US$1.3 billion in deposits as of December 31, 2001. Banco Comercial was the Uruguayan private bank with the largest branch network in the country. It provided payment services to numerous Uruguayan entities. Out of total deposits held with Banco Comercial as of December 31, 2001, approximately 25.0% were placed by non-residents. Banco Comercial was also affected by the Argentine crisis and, to an even greater extent, by the implication of a former board member and shareholder in alleged fraudulent activities involving the bank and its Argentine affiliate, Banco General de Negocios, as well as Compañía General de Negocios, a Uruguayan affiliate. On February 28, 2002, Uruguay and Banco Comercial’s three other shareholders (JP Morgan Chase, Credit Suisse First Boston and Dresdner Bank) each contributed US$33 million to the bank in exchange for 25.0% of the bank’s equity and replaced management. Banco Comercial also received US$10 million (net of repayments) in emergency liquidity lines from Banco Central and direct financial support from the Uruguayan government for an additional US$277 million. The capital contributions, together with the financial assistance, allowed Banco Comercial to continue operating during the first seven months of 2002. Banco Comercial lost approximately US$787 million (56.0% of its total deposits held for the non-financial sector) in U.S. dollar-denominated deposits between January 1, 2002 and July 30, 2002, when Banco Central declared a bank holiday and instituted a suspension of Banco Comercial’s operations. See “The Banking Sector—Banco Comercial Shareholder Dispute.”

The deposit outflow spread through the rest of the financial system in the second quarter of 2002 as the contagion effects of Argentina became clearer. On June 21, 2002, Banco Central took control of Banco Montevideo/La Caja Obrera, Uruguay’s third largest private bank, and removed its management.

Although the government received approximately US$500 million from the IMF on June 29, 2002, and provided liquidity assistance to the local banks, confidence in the Uruguayan financial system continued to erode. Between June 1 and July 30, 2002, total deposits in the financial system decreased by US$2.2 billion. On July 30, 2002, after a sharp decrease in Banco Central’s international reserve assets to approximately US$650 million, the government declared a bank holiday (which ultimately continued for four business days).

The Uruguayan authorities sought the financial assistance of the IMF, the World Bank and the IADB for a program that would safeguard Uruguay’s payment and financial system without unnecessarily channeling additional resources to support financial institutions that had become insolvent. The cornerstone of Uruguay’s program consisted of providing the liquidity needed by the two state-owned banks (Banco de la República and Banco Hipotecario) and the three banks under the control of Banco Central at the time (Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito) to honor sight deposits existing as of July 30, 2002. The IMF program also contemplated a mandatory rescheduling of U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario and the suspension of the activities of Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito.

On August 4, 2002, Congress passed Law 17,523, known as the Law for the Strengthening of the Financial System. The law (i) provided for the establishment of a fund for the stability of the Uruguayan banking system, the FESB, (ii) extended the maturities of all U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario to three years, (iii) transferred foreign currency-denominated liabilities of Banco Hipotecario to Banco de la República, and (iv) facilitated the liquidation of insolvent banks.

On August 4, 2002, Uruguay gained access to US$1.4 billion of additional assistance from the IMF, the World Bank and the IADB. The proceeds of this financing were contributed by the government to the FESB, thereby providing the liquidity needed by Banco de la República, Banco Hipotecario, Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito to honor sight deposits existing as of July 30, 2002 and thereby prevent a meltdown of Uruguay’s payment system.

On December 27, 2002, Congress enacted an amendment to the banking law (Law 17,613) aimed at strengthening the banking system. The law imposed reporting obligations on bank employees that acquire knowledge of irregularities, authorized the Superintendency of Financial Institutions to impose fines on the state-owned banks, and created a public register for bank shareholders. The law also provided the basis for the liquidation of the four private banks whose operations were discontinued in connection with the bank holiday declared on July 30, 2002 and the creation of a new financial institution with the portfolio of recoverable assets previously owned by the liquidated banks, expanded the powers of Banco Central in connection with the liquidation of financial institutions and the application of prudential regulations to state-owned banks, and mandated a deposit insurance program (which was implemented in March 2005). Following the adoption of the law, the government completed the reorganization of the discontinued banks into a new commercial bank, Nuevo Banco Comercial. Nuevo Banco Comercial, which was set up as a private bank, although its capital was initially owned by the government, acquired the recoverable assets of three of the liquidated banks (Banco Comercial, Banco Montevideo and La Caja Obrera), assumed certain deposits and commenced its operations in March 2003. The non-recoverable assets of the three liquidated banks are held by liquidation funds, which were initially managed by Banco Central and were subsequently transferred to a private asset management company following a public bidding process. Deposits of the liquidated banks that were not assumed by Nuevo Banco Comercial entitle depositors to a pro rata share of the assets held by the corresponding liquidation fund.

During the 2002 crisis, with the exception of the country’s two largest banks, foreign-owned banks in Uruguay funded deposit outflows from their own resources.

The share of NPLs on total loans issued to the non-financial sector increased during the 2002 crisis. For all active private institutions excluding off-shore banks, NPLs increased from 5.0% to 16.0% on a net basis (from 10.0% to 25.0% on a gross basis) from December 2001 to December 2002. The deterioration of the loan portfolio can be attributed to the deepening of the recession and the devaluation of the peso. Devaluation affected the ability of local borrowers that did not have access to foreign exchange revenues to pay back their debts, which were mostly denominated in dollars. The increase of NPLs also, however, reflected the effect of the dramatic reduction of the stock of credit, from US$3.2 billion in December 2001 to US$2.0 billion in December 2002. In order to fund the deposit outflow, most banks ceased extending loans, thereby contributing to the increase in the share of NPLs.

Banco Central took measures to improve the soundness of the banking system, raising the minimum capital required to hold a license to operate as a financial intermediary institution (“responsabilidad patrimonial básica”) and also issuing instructions to banks requiring that the value of any collateral be reappraised after July 30, 2002 so as to factor into such valuation the impact of the devaluation of the peso.

Uruguay’s Banking System Following the 2002 Crisis

During 2003 Uruguay’s banking system gradually recovered stability. While a gradual recovery of deposits by the banking system noted during the last quarter of 2002 was suddenly reversed with the withdrawal of approximately US$353 million of deposits between January 30 and February 7, 2003, beginning in March 2003, the level of deposits by the non-financial private sector started to increase. By December 2003 such deposits had reached US$7.6 billion (excluding deposits held with off-shore banks and financial houses). The successful reprofiling of the government’s foreign currency-denominated debt in June 2003 assisted in reducing the uncertainties and volatility that had affected Uruguay’s banking system since the end of 2001.

On February 28, 2003, Banco Central decided to liquidate Banco de Crédito, whose operations were suspended in August 2002. The decision was adopted after attempts to reach an agreement to transfer control to the minority shareholder failed. Banco Central had conditioned the transfer of control on a significant capital contribution and a strict business plan.

In 2003, the authorities introduced special liquid asset requirements with respect to deposits by non-residents to mitigate risks that could arise if runs on such deposits comparable to those observed during the 2002 crisis recurred.

The government also implemented certain structural reforms affecting state-owned banks. Following the transfer of all deposits to Banco de la República during the last quarter of 2002, the government streamlined the operations of Banco Hipotecario and limited its license to receive deposits. In December 2003, Banco de la República transferred a portion of its loan portfolio, comprised mainly of past due loans, to a financial trust. A special vehicle was established to administer the transferred loans under the terms of the arrangements setting up the financial trust, Banco de la República was entitled to receive proceeds arising from recoveries under the transferred the loans in accordance with a pre-set cash flow schedule. The government guaranteed the recovery rate contemplated in the trust agreement and agreed to cover any deficit if the recovery rate were not realized. This transfer improved Banco de la República’s percentage of NPLs to 1.3% in December 2009. The guarantee was never called upon and it was released in December 2006 as Banco de la República achieved better than expected cash flows, from the recoveries.

At December 31, 2004, the non-financial private sector’s deposits held with the banking system (excluding deposits held with off shore banks and financial houses), of which 89.5% were denominated in foreign currencies, stood at US$8.2 billion. Approximately 54.3% of those deposits were held with Banco de la República, Banco Hipotecario and Nuevo Banco Comercial. The improved liquidity of the financial institutions also extended to Banco de la República, which was able to commence the repayment of the deposits whose maturity had been extended in August 2002 on an accelerated basis.

As inflation rates dropped and the peso appreciated, interest rates declined, but this did not result in an immediate expansion of bank credit. See “Monetary Policy and Inflation.”

The weighted average interest rate for term deposits denominated in U.S. dollars increased from about 1.3% in 2005 to 2.5% in 2007, decreasing to 1% in 2008 and to 0.5% in 2009. Sight deposits, which accounted on average for 79% of total deposits, paid minimal interest in case of current accounts denominated in pesos and rates below 0.5% for savings accounts denominated in U.S. dollars. During the same period, real interest rates for deposits denominated in pesos (nominal rate minus inflation) remained negative.

Deposits during 2005 were largely denominated in foreign currencies, primarily U.S. dollars. In March 2005, the government established a deposit insurance regime to protect holders of U.S. dollar-denominated deposits of up to US$5,000 and peso-denominated deposits of up to the current equivalent of US$20,000 coverage in the event of a liquidation of the bank where such deposits are held. The government provided initial support for this regime through a US$20 million loan plus an additional credit line of US$40 million which are expected to be replaced over time by insurance premiums to be paid by the financial institutions on account of deposits taken.

In the first quarter of 2005 Banco de la República completed the repayment of time deposits whose maturity was extended in August 2002 as part of the solution of the banking crisis. Since 2004, when Banco de la República commenced the repayment of these deposits, amounts exceeding 90.0% of the deposits repaid have been voluntarily deposited with Banco de la República.

During 2005, the non-financial private sector’s deposits with the banking system and solvency ratios improved and the share of NPLs on total loans, decreased. Deposits (including deposits in off-shore banks) increased by US$222 million in 2005, to a total of US$9.4 billion as of December 31, 2005. Despite the increase in deposits, credit extended to the non-financial sector remained relatively stable during 2005. Solvency ratios of the banking system on average remained above the 10.0% total capital to risk-weighted asset ratio required by Banco Central and 6.4% above the level at December 31, 2004. At December 31, 2005, the regulatory capital of private banks (including Nuevo Banco Comercial) was 2.2 times above the minimum regulatory requirement, while capital of the Banco de la República was at 2.1 times the minimum requirement. Finally, the share of NPLs on total loans (based on payment delinquencies) of private banks (including Nuevo Banco Comercial) decreased from 7.6% in December 2004 to 3.6% in December 2005, while it remained within a range of 7.0% and 8.0% in 2005 for Banco de la República.

In March 2005, the operations of COFAC were first suspended by Banco Central when it became apparent that its capitalization was insufficient to support its continued operations. After a US$39 million increase in COFAC’s equity (resulting primarily from the capitalization of certain creditors’ deposits), the rescheduling of a portion of the time deposits held at COFAC, the amendment of their corporate governance rules and the approval of a plan to reduce costs by 30%, the Uruguayan bank supervisory authority allowed COFAC to resume its operations. On February 1, 2006, Banco Central suspended COFAC’S activities for a second time following a run on its deposits in January 2006. COFAC also failed to meet the conditions imposed by Uruguayan bank regulators in March 2005, which included maintaining its net worth over the minimum capital requirements established by prudential regulation and reducing its operational deficit when COFAC confronted a liquidity crisis. On March 9, 2006, for the first time since it was established in 2005, the SPAB began honoring insurance claims for deposits made with

COFAC covering substantially all eligible deposits within a period of two months for an amount totaling nearly US$50 million. After the analysis of a business plan submitted by the Venezuelan government-owned development bank – BANDES – in connection with an application made for a license to operate as a bank in Uruguay, the authorized new institution, Bandes Uruguay S.A., purchased most of COFAC’s assets and remaining deposits. Bandes Venezuela discharged all amounts COFAC owed the SPAB.

In 2007, deposits of the non-financial sector with the banking system grew by US$1.3 billion, representing a nearly 13% increase over the previous year, up to US$11.5 billion (approximately 79.0% denominated in U.S. dollars). Credit to the private sector by the banking system increased in 2007, reaching US$5.4 billion as of December 31, 2007. Regulatory capital as of December 31, 2007, represented 18.0% of risk-weighted assets (excluding Banco Hipotecario del Uruguay). The share of NPLs on total loans (based on payment delinquencies) of private banks declined from 3.6% as of December 31, 2006, to 1.1% as of December 31, 2007. Finally, the share of NPLs to total loans (based on payment delinquencies) decreased from 8.0% in 2005 to 2.9% in 2006 and further to 1.3% in 2007 for Banco de la República. During 2007, bank credit to enterprises and individuals increased to approximately 26% of Uruguay’s GDP.

In 2008, the Uruguayan financial system suffered some of the impacts of the global financial crisis, mainly affecting bank earnings. Deposits of the non-financial sector with the financial system (excluding the central government and social security agencies) increased in 2008 by 19.0% or US$2.1 billion up to US$13.3 billion and grew again in 2009 by 19.0%, or US$2.6 billion, totaling US$15.9 billion as of December 31, 2009. Credit extended to the domestic private sector by the banking system also increased from US$6.9 billion in 2008 to US$7.2 billion in 2009. The share of NPLs to total loans (based on payment delinquencies) stood at 1.7% as of December 31, 2009.

Regulatory capital as of December 31, 2009 increased with respect to 2008, representing 16.7% of risk-weighted assets (excluding Banco Hipotecario). During 2009, bank credit to enterprises and individuals represented approximately 25% of Uruguay’s GDP.

In 2010, deposits of the non-financial private sector with the banking system increased by 17.0% or US$2.6 billion to US$17.9 billion (74.2% denominated in U.S. dollars) as of December 31, 2010. Credit extended to the domestic private sector by the banking system also increased from US$7.2 billion in 2009 to US$8.6 billion in 2010. The share of NPLs to total loans (based on payment delinquencies) stood at 1.1% (excluding Banco Hipotecario) as of December 31, 2010.

Regulatory capital as of December 31, 2010 increased with respect to 2009, representing 16.8% of risk-weighted assets (excluding Banco Hipotecario). During 2010, bank credit to enterprises and individuals represented approximately 22% of Uruguay’s GDP.

In 2011, deposits of the non-financial private sector with the banking system increased by 15.0%, from US$17.9 billion in 2010 to US$20.6 billion (73.6% denominated in U.S. dollars) as of December 31, 2011. Credit extended to the domestic private sector by the banking system also increased from US$8.6 billion in 2010 to US$ 10.4 billion in 2011. The share of NPLs to total loans (based on payment delinquencies) stood at 2.7% as of December 31, 2011 (1.3% excluding Banco Hipotecario).

Regulatory capital as of December 31, 2011 represented 15.6% of risk-weighted assets (including Banco Hipotecario). During 2011, bank credit to the non-financial sector represented approximately 24% of Uruguay’s GDP.

The authorities continue to monitor the overall condition of the banking sector closely with a view to taking early action on a case-by-case basis and correcting any trend that could adversely affect the banking system as a whole.

The following tables set forth classifications of loan assets of the Uruguayan banking system as of November 30, 2011:

Classification of Aggregate Assets of the Uruguayan Banking System(1)

(as of November 30, 2011 in millions of Uruguayan pesos)

	1ª	1B	1C	2A	2B	3	4	5	Total
Banco de la República	105,050	812	50,744	9,862	8,112	7,266	2,135	1,607	185,588
Privately owned banks	109,595	2,119	94,394	24,017	12,721	4,299	3,868	1,038	252,052
Financial houses	2,519	103	1,397	298	394	281	22	16	5,030
Off-shore banks	3,462	484	985	1,695	573	776	267	0	8,242
Cooperatives	60	0	245	2	26	24	10	16	382

Total	220,686	3,518	147,764	35,875	21,827	12,646	6,302	2,676	451,294

Percentage	48.9%	0.8%	32.7%	8.0%	4.8%	2.8%	1.4%	0.6%	100.0%

(1)	Classification based on credit risk analysis. Gross credit and contingent risks to the financial and non-financial sector.

Source: Banco Central.

Credit Classification of the Banking System(1)

(Based on payment behavior of clients)

(as of December 31, 2011)

Institution Type	Performing Loans	NPLs
Banco de la República	99.81%	0.19%
Banco Hipotecario del Uruguay	90.10%	9.10%
Private banks	99.84%	0.16%
Cooperatives	99.13%	0.87%
Financial houses	99.96%	0.04%
Off-shore banks	100.00%	0.00%
Total	99.29%	0.71%

(1)	Loans to both financial and non-financial sector, net of provisions.

Source: Banco Central.

Total Provisions of the Banking System for

Gross NPLs(1)

(as of December 31, 2011)

Institution Type	Provisions
Banco de la República	452%
Banco Hipotecario del Uruguay	122%
Private banks	495%
Cooperatives	156%
Financial houses	655%
Total	276%

(1)	Total provisions as a percentage of gross NPLs loans to financial and non-financial sector.

Source: Banco Central.

The following table shows the number of financial institutions and percentage of loans and deposits corresponding to each category.

The Uruguayan Financial System

	As of December 31,
	2007	2008	2009	2010	2011
	(Number)	(Number)	(Number)	(Number)	(Number)	(Loans)(2)	(Deposits)(3)
Financial Institutions:
State-owned	2	2	2	2	2	43.0%	42.5%
Privately-owned(1)	25	21	21	21	20	56.9%	57.4%
Cooperatives	2	1	1	1	1	0.1%	0.1%

Total	29	24	24	24	23	100.0%	100.0%

(1)	At December 31, 2011, includes 11 banks, five financial houses and four off-shore agencies (IFEs).
(2)	Loans to non-financial sector, net of provisions.
(3)	Non-financial private sector deposits.

Source: Banco Central.

The following table shows the bank credit provided to the private sector by Uruguay’s financial system for the periods shown.

Bank Credit to the Private Sector

(% of total credit)

	As of December 31,
	Banco Central		Private Commercial Banks(1)		Banco de la República
	Pesos	Foreign Currency	Pesos	Foreign Currency	Pesos	Foreign Currency
2007	1.3%	1.1%	12.3%	54.5%	14.7%	16.1%
2008	0.9%	0.7	13.7%	55.3%	12.7%	16.7%
2009	1.0%	0.8%	16.0%	46.5%	17.8%	17.9%
2010	0.8%	0.1%	16.3%	44.4%	21.6%	16.8%
2011	0.6%	0.3%	16.2%	43.1%	24.1%	15.8%

(1)	Includes private banks, financial houses and financial cooperatives.

Source: Banco Central.

Since the early 1980’s, the majority of bank credit provided in Uruguay has been denominated in foreign currency, principally in U.S. dollars. At December 31, 2011, the amount of credit denominated in foreign currencies represented 53% of total credit to the non-financial private sector, including Banco Hipotecario.

The Uruguayan financial sector also includes five domestic and 11 foreign insurance companies (including the state-owned insurance company). Insurance companies are regulated on a variety of matters by Law 16,426, dated October 14, 1993, Decree 354/94, dated August 17, 1994, and several circulars issued by the Superintendencia de Servicios Financieros of Banco Central.

Banco Comercial Shareholder Dispute

JP Morgan Chase (through a subsidiary), Credit Suisse First Boston and Dresdner Bank (through a subsidiary), the three former shareholders of Banco Comercial, brought a suit before an arbitration panel alleging that Uruguay failed to comply with certain obligations assumed by the Republic in connection with the February 2002 agreement relating to the capitalization of Banco Comercial and claimed US$100 million plus certain ancillary expenses. In December 2004, the arbitration panel ruled in favor of the former shareholders and, in January 2005, the former shareholders petitioned the United States Court for the Southern District of New York to confirm the arbitration award. On March 25, 2005, the District Court confirmed the arbitral award as well as interest and litigation expenses. Uruguay’s subsequent request to stay the court’s decision was denied. In April 2005, Uruguay filed an appeal with the United States Court of Appeals for the Second Circuit seeking reversal of the judgment confirming the arbitration award. The Court of Appeals rejected Uruguay’s appeal. It noted, however, that since the judgment issued by the District Court did not direct present payment, the conflict claimed by Uruguay with an attachment order issued against the former shareholders by an Uruguayan court did not exist at that time. Concurrently, litigation is pending in a Uruguayan court against the recipients of the arbitral award and, in connection with that action, the proceeds of any payment by Uruguay of the arbitral award have been attached by the parties bringing that Uruguayan legal action.

In addition, in 2005, Uruguay filed a summons with notice in the United States against the three former shareholders and three former directors of Banco Comercial alleging intentional misconduct in the administration of Banco Comercial. In response, the defendants initiated arbitration before the ICC, based on the terms of a February 2002 agreement and asserting that Uruguay had violated the terms of such agreement in several respects. In addition, the banks and former directors successfully moved to have the proceeding in the United States stayed in favor of resolving all claims in arbitration. As a result, Uruguay’s claim for intentional misconduct was introduced as a counter claim in the arbitration in 2006. On May 7, 2008, the arbitral tribunal issued its award rejecting the claims of both parties practically in all respects, and considering that the Republic’s defense and counterclaim were not frivolous and that there were reasonable grounds to have introduced the counterclaim, only imposing on Uruguay the obligation to pay two-thirds of the expenses incurred by the banks and former directors.

On April 7, 2011, Uruguay and the three former shareholders of Banco Comercial entered into a global settlement agreement as a first step towards the termination of all mutual claims. The closing of this agreement is subject to certain conditions. Certain of these conditions have been fulfilled and the parties are working on the satisfaction of the remaining conditions.

SECURITIES MARKETS

Until 1994, the Montevideo Stock Exchange was the only stock exchange in Uruguay. In September 1994, BEVSA, the Electronic Stock Exchange, was established for use exclusively by banks and other financial institutions. Foreign exchange transactions and certificates of deposit account for substantially all of the total amount traded in the Electronic Stock Exchange.

As of December 31, 2007, the aggregate securities trading volume on both exchanges totaled US$10.0 billion. Total volume traded decreased to US$8.8 billion in 2008, and decreased again to US$7.6 billion in 2009, mainly due to differences in the issuance of certificates of deposit by private banks. In 2010, total trading volume increased again to US$8.9 billion. In 2011, the aggregate securities trading volume increased mainly as a result of an increase in the issuance of certificates of deposits by private banks.

Consolidated Montevideo Stock Exchange &

Electronic Stock Exchange Securities Trading Volume

(in millions of US$)

	2007(1)		2008		2009		2010		2011
Private sector securities:
Equities	US$	2	US$	8	US$	0	US$	4	US$	1
Bonds		143		52		124		20		75
Certificates of deposit and other		8,693		7,717		5,999		7,417		10,559

Total private sector securities(1)	US$	8,837	US$	7,777	US$	6,123	US$	7,441	US$	10,635

Public sector securities:
Central Government		1,138		1,058		1,471		1,438		1,443
Public enterprises		4		2		1		56		15

Total public sector securities		1,142		1,060		1,472		1,494		1,458

Total	US$	9,979	US$	8,837	US$	7,595	US$	8,935	US$	12,093

Number of listed companies:
Equities		12		10		10		10		10
Bonds and other debt issuers		43		44		47		50		51

Total		55		54		57		60		61

(1)	The increased trading volume of private sector securities is attributable to a requirement that pension funds invest in certificates of deposit exclusively through an authorized exchange.

Source: Banco Central, based on reports of the Montevideo Stock Exchange and Electronic Stock Exchange.

The Uruguayan securities market has been undergoing institutional, legal and operational changes aimed at attaining greater levels of activity. Banco Central, through the Superintendencia de Servicios Financieros, has the power to regulate and supervise the securities markets, including setting professional ethical standards, requiring information, such as periodic reports from listed companies, setting controls and penalties and regulating the relationship between issuers and investors in the stock market. The basic regulatory framework for the Uruguayan securities market is set forth in Law No. 18,627 (issued in 2009 to replace Law No. 16,749) governing public and private offerings of equity and debt securities in Uruguay, and Law No. 16,774 defining the necessary characteristics and terms for the regulation and supervision of mutual funds and providing management guidelines and professional secrecy and adequacy standards.

PUBLIC SECTOR FINANCES

The Uruguayan public sector comprises the central government, local governments, non-financial public sector institutions (including government-owned companies), financial public sector institutions (including Banco Central, Banco de la República and Banco Hipotecario), and a state-owned insurance company, Banco de Seguros del Estado. The Uruguayan public sector accounts reflect the revenues and expenditures of the central government, including local governments, non-financial public sector institutions, Banco de Seguros del Estado and financial public sector institutions. Central government expenditures are financed chiefly through tax collections, domestic and external borrowings, and transfers from state-owned companies. Tax collections comprise value-added taxes, excise taxes, corporate income taxes, net worth taxes, tariffs and other minor taxes. Since the July 2007 tax reform, income tax (personal and corporate) became an important source of central government revenues. Borrowings were constrained in 2002 and early 2003 until a reprofiling of the government’s outstanding debt was completed. Central government expenditures consist primarily of wages, salaries and transfers to the social security system, with interest on public debt and the purchase of goods and services accounting for most of the balance. Banco Central generally runs deficits principally due to interest payments on deposits of the financial sector net of remunerated assets, and its own operational costs.

The following table sets forth a summary of public sector accounts (calculated on a cash basis) and as a percentage of GDP for the periods indicated.

Public Sector Finances

(in millions of US$ and % of total GDP)

	2007			2008(1)			2009(1)			2010(1)			2011(1)
NON FINANCIAL PUBLIC SECTOR REVENUES	US$	6,713	28.6%	US$	8,161	26.9%	US$	8,780	28.8%	US$	11,732	29.8%	US$	13,486	28.9%

Central Government		4,925	21.0		6,242	20.6		6,428	21.0		8,350	21.2		9,873	21.1
Value-added taxes		2,401	10.20		3,109	10.2		3,120	10.2		3,921	10.0		4,634	9.9
Other taxes on goods and services		764	3.3		728	2.4		771	2.5		1,024	2.6		1,239	2.7
Income taxes (corporate and personal)		827	3.5		1,413	4.7		1,508	4.9		1,978	5.0		2,333	5.0
Taxes on capital		253	1.1		308	1.0		371	1.2		433	1.1		507	1.1
Foreign trade taxes		302	1.3		339	1.1		312	1.0		422	1.1		546	1.2
Other		378	1.6		344	1.1		346	1.1		571	1.4		614	1.3
Social Security Revenues (BPS)		1,216	5.2		1,660	5.5		1,904	6.2		2,478	6.3		3,105	6.6
Public Enterprises Primary Balance		571	2.4		258	0.9		447	1.5		904	2.3		508	1.1

NON FINANCIAL PUBLIC SECTOR PRIMARY EXPENDITURES	US$	5,936	25.3%	US$	7,821	25.8%	US$	8,536	28.0%	US$	11,075	28.1%	US$	12,648	27.1%

Central Government—Banco de Previsión Social (BPS) Current Primary Expenditure		5,248	22.4		6,807	22.4		7,462	24.4		9,649	24.5		11,372	24.3
Wages and salaries		1,080	4.6		1,395	4.6		1,574	5.2		1,954	5.0		2,329	5.0
Non personnel expenditures		977	4.2		1,165	3.8		1,150	3.8		1,463	3.7		1,645	3.5
Pension payments(2)		1,990	8.5		2,513	8.3		2,737	9.0		3,538	9.0		4,180	8.9
Transfers(2)		1,200	5.1		1,734	5.7		2,002	6.6		2,694	6.8		3,218	6.9

Investment(3)		688	2.9		1,014	3.3		1,074	3.5		1,426	3.6		1,276	2.7

Local Governments Primary Balance(4)		45	0.2		44	0.1		95	0.3		(8)	0.0		48	0.1

Banco de Seguros del Estado (BSE) Primary Balance(4)		53	0.2		74	0.2		49	0.2		142	0.4		8.3	0.2

NON FINANCIAL PUBLIC SECTOR PRIMARY BALANCE	US$	874	3.7%	US$	458	1.5%	US$	387	1.3%	US$	791	2.0%	US$	969	2.1%

Banco Central Primary Balance		(31)	(0.1)		(41)	(0.1)		(29)	(0.1)		(35)	(0.1)		(41)	(0.1)

PUBLIC SECTOR PRIMARY BALANCE	US$	843	3.6%	US$	417	1.4%	US$	358	1.2%	US$	756	1.9%	US$	928	2.0%

Interest Payments		841	3.6		889	2.9		881	2.9		1,186	3.0		1,357	2.9
Central Government		886	3.8		874	2.9		863	2.8		956	2.4		1,163	2.5
Public Enterprises		31	0.1		30	0.1		43	0.1		54	0.1		40	0.1
Local Governments		8	0.0		7	0.0		6	0.0		7	0.0		6	0.0
Banco Central		(61)	(0.3)		11	0.0		12	0.0		225	0.6		219	0.5
Banco de Seguros del Estado		(23)	(0.1)		(32)	(0.1)		(43)	(0.1)		(56)	(0.1)		(70)	(0.1)

PUBLIC SECTOR OVERALL BALANCE (SURPLUS/(DEFICIT))	US$	2	0.0%	US$	(473)	(1.6)%	US$	(523)	(1.7)%	US$	(430)	(1.1)%	US$	(428)	(0.9)%

(1)	Preliminary data.
(2)	Prepayments made between April 2007 and March 2009 are reflected under “Transfers”.
(3)	Includes investments by state-owned enterprises.
(4)	Primary balance by funding sources (Source: Banco Central).

Source: Ministry of Economy and Finance based on Tesorería General de la Nación, Contaduría General de la Nación, Banco de Previsión Social, Oficina de Planeamiento y Presupuesto and Banco Central.

In the late 1980’s the government had large deficits, and by 1989 public sector finances had deteriorated considerably. During the early 1990s, the government tightened fiscal policies and improved its financial condition. However, until 1995, the consolidated public sector deficit grew due primarily to higher transfers to social security and greater public expenditures generally. Although after 1995 the consolidated public sector deficit was reduced, in 1999 a recession affected the Uruguayan economy and had an adverse impact on public sector accounts. While revenues decreased as a result of the contraction of the economy overall, expenditures were not adjusted downwards and instead increased. In 2000, 2001 and 2002 public sector finances deteriorated further. During 2003, in the aftermath of the economic and financial crisis of 2002, the government adopted measures intended to generate sustainable primary surpluses. During 2003, 2005 and 2006, the government achieved non-financial primary surpluses.

In 2007, non-financial public sector primary expenditures totaled US$5.9 billion, an increase of 21.6% compared to 2006. Non-financial public sector revenues in 2007 totaled US$6.7 billion, an increase of 20.5%, compared to 2006. The public sector overall balance recorded a surplus of US$2.0 million (0.0% of GDP). The public sector primary balance was showed a surplus equivalent to 3.6% of GDP.

In 2008, non-financial public sector primary expenditures totaled US$7.8 billion, an increase of 31.7% compared to 2007. Non-financial public sector revenues in 2008 totaled US$8.2 billion, an increase of 21.6% compared to 2007. As a percentage of GDP, non-financial public sector revenues fell by 1.7%, while primary expenditures increased by 0.5%. In 2008, the public sector overall balance recorded a deficit of US$473.0 million (1.6% of GDP), while the public sector primary balance fell to 1.4% of GDP.

In 2009, non-financial public sector primary expenditures totaled US$8.5 billion, an increase of 8.9% compared to 2008. Non-financial public sector revenues in 2009 totaled US$8.8 billion, an increase of 7.6%, compared to 2008. The public sector overall balance registered a deficit of US$523.0 million (1.7% of GDP), while the public sector primary balance dropped to 1.2% of GDP. The increase in the fiscal deficit was principally due to the impact of the drought that affected the Uruguayan basin and also to the global financial crisis.

In 2010, non-financial public sector primary expenditures totaled US$11.1 billion, an increase of 29.8% compared to 2009. Non-financial public sector revenues in 2010 totaled US$11.7 billion, an increase of 33.6%, compared to 2009. The public sector overall balance registered a deficit of US$430.0 million (1.1% of GDP), while the public sector primary balance registered a surplus of US$756.0 million (1.9% of GDP).

In 2011, non-financial public sector primary expenditures totaled US$12.6 billion, an increase of 14.2% compared to 2010. Non-financial public sector revenues in 2011 totaled US$13.5 billion, an increase of 15.0%, compared to 2010. The public sector overall balance registered a deficit of US$428.0 million (0.9% of GDP). The public sector primary balance registered a surplus of US$928 million (2.0% of GDP).

The following table sets forth the composition of the government’s tax revenues for the periods indicated:

Composition of Tax Revenues

	2007	2008(1)	2009(1)	2010(1)	2011(1)
Value-added taxes (VAT)	55.6%	56.2%	54.9%	54.0%	52.9%
Other taxes on goods and services	17.7	13.2	13.6	14.1	14.2
Income taxes (corporate)	19.1	25.6	26.6	27.2	26.6
Taxes on capital	5.9	5.6	6.5	6.0	5.8
Foreign trade taxes	7.0	6.1	5.5	5.8	6.2
Other taxes	2.8	0.9	0.9	0.5	1.6
Tax refunds	(8.0)	(7.6)	(8.0)	(7.6)	(7.3)

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Preliminary data.

Source: Ministry of Economy and Finance.

In 2007, central government revenues increased primarily driven by value-added tax collections. In July 2007, a tax reform created a new income tax (both personal and corporate) and eliminated certain small taxes. Given the strong economic activity, revenues grew sharply in 2008, driven by value-added and income taxes. In 2009, central government revenues increased again, driven by income and capital tax collections, representing 19.2% of GDP. In 2010 and 2011, central government revenues continued to increase due to higher tax collection, mainly driven by goods and services taxes (including VAT) and income taxes collections.

Value-added taxes on manufactured products are levied at scheduled rates at each stage of the production and distribution process. Following the 2007 tax reform, most products and services are taxed at a rate of 22%, while certain basic goods, including most basic foodstuffs, are taxed at a lower rate of 10%, and certain other products and services, including securities, precious metals and export services, are exempted from value-added tax. Excise taxes are levied at scheduled rates on automobiles, gasoline, certain beverages, tobacco, cosmetics and certain other products. The corporate income tax in Uruguay is currently levied at a flat rate of 25.0%, taxing all corporate profits of a Uruguayan source. Import and export taxes are based on published tariff schedules. The 2007 tax reform introduced personal income taxes on a progressive scale, covering revenues of Uruguayan source, with rates ranging from 10% to 25%. As initially adopted, the personal income tax introduced in July 2007 applied to all taxpayers, including retirees. Numerous claims challenging the constitutionality of the measure were brought and, initially, the Uruguayan Supreme Court ruled in favor of the plaintiffs but it later reversed its rulings and upheld the tax reform. However, the government derogated the initial regulation and submitted a bill reducing the impact of personal income tax on retirees. Congress approved the bill, which became effective in July 2008.

The following table sets forth public sector borrowings and repayments for the periods indicated:

Public Sector Borrowings and Repayments(1)

(in millions of US$ and % of total GDP)

	2007			2008			2009			2010			2011
Monetary liabilities(2)	US$	86	0.4%	US$	466	1.6%	US$	204	0.6%	US$	118	0.3%	US$	515	1.1%
Treasury bonds & bills		1,467	6.1		99	0.0		1,150	3.7		1,543	3.8		1,605	3.3
Brady Bonds		(3)	0.0		0	0.0		0	0.0		0	0.0		0	0.0
Loans(3)		346	1.4		490	1.6		1,567	5.0		(414)	(1.0)		(76)	(0.2)
Net deposits(4)		175	0.7		1,204	3.7		95	0.3		(818)	(2.0)		911	1.9
Net international reserves		(1,779)	(7.4)		(1,536)	(4.6)		(1,633)	(5.2)		335	0.8		(2,367)	(4.9)
Other(5)		(269)	(1.1)		(276)	(0.8)		(810)	(2.6)		(352)	(0.9)		(125)	(0.3)

Net borrowing requirements	US$	23	0.1%	US$	448	1.6%	US$	573	1.8%	US$	413	1.0%	US$	464	1.0%

(1)

Represents aggregate borrowings in year indicated less aggregate repayments for such year. Negative numbers represent net repayments by the Public Sector, while positive numbers mean net borrowings by the Public Sector. The overall balance reflects the Net Borrowing Requirements of the Public Sector.

(2)	Monetary Liabilities include Monetary Base, Call and reserve deposits in pesos and Treasury Bills in pesos.
(3)	“Loans” includes both domestic and foreign loans. Since August 2002 includes loans related to the FSBS.
(4)	“Net deposits” means deposits by public sector with banking sector net of credits.
(5)	“Others” includes the remaining fluctuations in assets and liabilities of the Non Financial Public Sector and Banco Central.

Source: Banco Central.

FISCAL POLICY

2010-2014 Budget

The Ministry of Economy and Finance and the Office of Budget and Planning are responsible for the preparation of the budget of the central government and a report on the budget prepared by the judiciary, the public education system and certain other agencies, which are submitted to the Congress every five years for its approval.

The Ministry of Economy and Finance presents an annual report on the government’s fiscal performance to Congress, at which time the budget may be updated and adjusted. The Constitution expressly forbids the executive from requesting, and Congress from passing, expenditure increases during an election year or in the year immediately following. Once Congress has approved the budget and appropriated monies for the different public expenditures, the Ministry of Economy and Finance provides funds to certain agencies of the central government and monitors expenditures. Since 1986, public expenditure estimates are periodically corrected for expected inflation. The Ministry of Economy and Finance also has the authority to review the budgets submitted for approval by the financial and non-financial public sector institutions. Municipal governments prepare their own budgets, which are reviewed by their municipal legislative councils. Congress has the authority to resolve any disputes on the budgetary process between the financial and non-financial public sector institutions and the Ministry of Economy and Finance, and between the municipal governments and the municipal legislative councils.

On December 27, 2010, President Mujica signed into law the five-year budget for the 2010-2014 period. The budget reflects the government’s priorities of achieving long-term growth and debt-sustainability balanced with an increase in infrastructure and social spending. The 2010-2014 budget is based on a medium-term macroeconomic framework and contains revenue projections and expenditure ceilings. See “Public Sector Debt – External Debt.”

The budget establishes a plan for decreasing consolidated public sector deficit from 1.2% of GDP in 2010 to 0.7% of GDP in 2015, and reducing public debt from 69.0% of GDP in 2009 to 40.0% of GDP in 2015. The budget contemplates a decline in interest payments as a percentage of GDP, stipulates periodic revenue performance assessments and authorizes the government to lower spending should revenues be less than budgeted for any given period. The budget also contemplates an increase in primary surplus from 2.0% of GDP in 2010 to 2.3% of GDP in 2015. The government seeks to earmark increased revenues for expanded infrastructure investments and social expenditures.

The government’s medium-term strategy, as outlined in the 2010-2014 budget, is divided into seventeen program areas (“Program Areas”) providing for policies that are expected to continue to transcend the term of the current administration. These Program Areas reflect fiscal policy’s ultimate goals, provide additional elements to analyze the budget and public spending in general, and facilitate the population’s monitoring of government decisions. The projected funding for the Program Areas is consistent with the objective of reducing public debt and strengthening the fiscal policy.

In terms of budget allocation, education, infrastructure, public safety and housing are the most important Program Areas and governmental action to further their development entails:

•

achieving high quality public education through broad access to education, a commitment to innovation and the promotion of scientific and technological knowledge, with an annual budgetary allocation equivalent to 4.5% of GDP;

•	repairing and maintaining road infrastructure, as well as extending the road network;

•	designing and executing public safety policies, professionalizing law enforcement and improving police personnel’s working conditions and remuneration;

•	improving housing conditions, through significant investment under a Five-Year Housing Plan, as well as tax incentives to promote construction of affordable housing;

•	promoting public-private partnerships to undertake a broad range of investments in logistic, port and airport infrastructure, aimed at consolidating Uruguay as a regional logistics hub;

•	transforming and strengthening institutions and improving governance, and

•	innovating human resources policies, related to income, mobility and training of public officials, by establishing variable pay depending upon performance.

In 2010, fiscal deficit decreased by 29.4% to 1.1% of GDP, compared to 1.7% of GDP in 2009.

In 2011, fiscal deficit represented 0.9% of GDP in line with the projected deficit of 1.0% of GDP in the five-year Budget 2010-2014. However, for 2012 the government revised the fiscal deficit target to 1.7% of GDP compared with the projected target of 0.9% in the Budget 2010-2014. This revision takes into account the impact of the drought on UTE’s projected results of operations. Moreover, interest gained on the international reserves, invested in highly liquid instruments, is expected to decrease by an amount representing approximately 0.4% of GDP in 2012.

In June 2012, the government submitted its annual report on the execution of the Budget 2010-2014 (“Rendición de Cuentas”) for fiscal year 2011 to the Congress. As of the date of this annual report, Congress had not yet approved the Rendición de Cuentas.

The following table shows the government’s main macroeconomic assumptions and policy targets for 2012.

Main Macroeconomic Assumptions and Policy Target for 2012

Real GDP growth	4.0%
Domestic Inflation (CPI)	7.6%
Public Sector Primary Balance	1.1% of GDP
Public Sector Overall Balance	(1.7%) of GDP
Real Wage Growth	4.2%
Current Account Balance	(3.1)% of GDP
Increase in Banco Central International Reserve Assets	—

Source: Ministry of Finance.

The government targets a primary public sector surplus of 1.1% of GDP for 2012, compared to 2.0% of GDP in 2011 and 1.9% of GDP in 2010 and a public sector deficit of approximately 1.7% of GDP for 2012, compared to 0.9% of GDP in 2011 and 1.1% of GDP in 2010. Interest payments on public debt are expected to represent 2.7% of GDP in 2012.

The figures set forth above represent the government’s forecast with respect to the Uruguayan economy for 2012. While the government believes that these assumptions and targets were reasonable when formulated, some are beyond its control or significant influence, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results for 2012 will not differ materially from the figures set forth above.

Social Security

Since 1987, the government has been making efforts to reform Uruguay’s social security system, which is characterized by a structural deficit and which for many years absorbed an increasing percentage of Uruguay’s GDP. Uruguay’s social security system was until recently a government administered “pay-as-you-go” system, financed by a combination of contributions from employees, employers and the government. As the ratio of retirees to active workers increased, the government had to increase its contributions to cover the system’s growing structural deficit.

In September 1995, Congress enacted legislation proposed by the government to reform the social security system. The main features of that legislation are:

•	replacing the old pooled-resource system with a system designed to develop over the years in which a portion of each worker’s contribution will be deposited in individual investment accounts;

•	increasing the minimum number of work years for eligibility of benefits to 35 years;

•	making the capitalization regime mandatory for those forty years old or younger; and

•	producing incentives for workers to continue working past the minimum retirement age by increasing benefits according to a formula based on age of retirement and number of years worked.

Individual contributions to the social security system are administered and invested by private pension fund administrators, or pension fund administrators. The regulatory framework for pension fund administrators was adopted in the first quarter of 1996 and four pension fund administrators are in operation. Pension fund administrators were required to invest 80% of their holdings in Uruguayan government bonds during their first year of operation. Since then, they have been permitted to decrease these holdings by 5% to 10% per year up to a minimum investment requirement of 30%, requiring at the same time a maximum limit of 60%. Since 2010 the maximum limits on both Uruguayan government bonds (60%) and Banco Central notes (30%) have been merged into an individual limit of 90%, which will converge to 75% in 2015. The lower limit has been abandoned.

A system that permits the tracking of individual contributions, which is essential for improving the administration of contributions and pension benefits, has also been established. The operations of Uruguay’s bank for social welfare and the state pension fund administration are also being modernized and decentralized. Because a substantial portion of the social security system will continue to operate as a “pay-as-you-go” system, these reforms are not expected to provide a short-term solution to the structural deficit of Uruguay’s social security system, but are intended to reduce the deficit over time. In addition, the reforms are expected to induce savings and enhance the development of a domestic securities market.

The number of Uruguayans over the age of 65 has increased during the last two decades. The following table sets forth historical and projected information regarding Uruguayans above retirement age for the periods indicated.

	Uruguayans Above Retirement Age
	1975	1985	2000	2010	2025
65-79 years	226,034	268,154	334,633	336,917	401,695
80 years and above	46,782	60,736	94,537	119,587	149,281

Total	272,816	328,890	429,170	456,504	550,976

Source: National Statistics Institute.

The increase in the number of Uruguayans above retirement age raises concerns regarding the consequent increased demand on the social security system. Significantly increased demand is not expected until the period 2010–2015. Relatively high rates of emigration of Uruguayans during the 1960’s and 1970’s and a prior reform of the social security system in 1979 contributed to easing the pressure on the social security system.

PUBLIC SECTOR DEBT

On July 8, 2009, Congress passed Law No. 18,519, which amended National Debt Law No. 17,947. Under the National Debt Law, as amended, the government may incur debt, provided that the net debt of the government on the last day of the prior fiscal year shall not exceed by an amount set forth in the National Debt Law for each fiscal year the outstanding net public debt as of the last day of the preceding fiscal year. The amounts set forth in the National Debt Law for any given year can be doubled if extraordinary and unforeseen circumstances occur. For 2009, and subsequent years until a new law is passed, the amount of debt over and above the net debt outstanding as of the last day of the prior fiscal year contemplated in the National Debt Law is US$350.0 million. In the Rendición de Cuentas for fiscal year 2010 relating to the Budget 2010-2014 approved by Congress, the government increased this amount for the years 2011 to 2014 to 5.5 billion UIs (equivalent to approximately US$693 million as of December 31, 2011).

Domestic Debt

Uruguay defines domestic debt as all peso-denominated debt and foreign currency-denominated debt known to be held by Uruguayan residents. Uruguay’s consolidated public sector deficits have been financed primarily through the issuance of U.S. dollar-denominated Treasury bills and bonds placed in the domestic market, as well as multilateral financing. In 1993, the government covered part of the deficit by drawing on Banco Central. Treasury bills and bonds dominate the local financial market where the government has issued both short-and long-term instruments. Short-term instruments are issued in U.S. dollars (with current maturities of up to 2 months) and pesos (with a wide variety of maturities). The government is authorized to issue a debt instrument named “bonos previsionales” for an amount not to exceed 80% of the transfers received by the pension fund administrators, with maturities of up to 20 years. The bonos previsionales can be denominated in pesos as well as foreign currencies, and can also be indexed based on the rate of adjustment of nominal wages. The bonos previsionales are intended to help the government close the gap generated by the reduction in the collection of social security contributions which are currently being transferred to pension fund administrators.

In April 2002, the government suspended auctions of Treasury bills denominated in U.S. dollars due to unfavorable market conditions. However, Banco Central began auctioning Treasury bills denominated in pesos to conduct open market operations in the framework of the new monetary policy. See “Monetary Policy and Inflation—Monetary Policy.” In January 2003, Banco Central resumed auctioning 1-year Treasury bills denominated in U.S. dollars as financial agent of the government and, in March 2004, the monetary authority began auctioning 3-year CPI-indexed (UI) Treasury bills. In April 2004, Banco Central commenced auctioning 1 1/2-year Treasury bills denominated in U.S. dollars. During 2005, Banco Central issued instruments denominated in U.S. dollars, pesos and UIs, with varying maturities which were determined taking into account market conditions as well as monetary policy objectives. From 2006 to 2011, Banco Central continued to issue UI and peso-denominated bills, for its own account and on behalf of the government. UI denominated securities were issued as instruments of monetary policy as well as to raise revenues for the government.

In July 2009, the government accessed the domestic capital markets, and issued securities in that market for a total of US$113.9 million through December 2009, for the first time since September 2008. In 2010, the government issued treasury notes in domestic currency indexed to UI for a total of US$582.0 million. In 2011, the government issued peso denominated and peso denominated linked to UI treasury notes for an aggregate principal amount equivalent to US$758 million.

Between May 2010 and January 2011, Uruguay issued, and offered in the domestic market, different series of medium and long term notes in pesos and pesos linked to UI, for an aggregate principal amount equivalent to US$1.3 billion. Investors paid for an aggregate principal amount equivalent to US$1.1 billion of such bonds by tendering short-term securities of Banco Central.

In March 2012, Uruguay issued and offered bonds denominated in pesos and in pesos linked to UI in the domestic market for an aggregate principal amount equivalent to US$826 million. Investors paid for an aggregate principal amount equivalent to US$447 million of such bonds by tendering short-term securities of Banco Central.

The following table sets forth information regarding the stock of gross public domestic debt of the government outstanding on the dates indicated.

Gross Public Domestic Debt

(in millions of US$)

	As of December 31,
	2007		2008		2009		2010(1)		2011(1)
Treasury bills(2)	US$	70	US$	0	US$	0	US$	0	US$	758
Treasury bonds(3)		3,361		3,821		5,089		4,943		5,884
Other liabilities(4)		1,827		1,984		4,032		5,162		5,374

Total	US$	5,258	US$	5,805	US$	9,121	US$	10,105	US$	12,016

(1)	Preliminary data.
(2)	Includes foreign and local currency-denominated Treasury bills.
(3)	Includes foreign and local currency-denominated Treasury bonds and Eurobonds.

Source: Banco Central.

The following table sets forth information regarding the amortization of Uruguay’s gross public domestic debt in the periods indicated.

Amortization of Gross Public Domestic Debt

(in millions of US$)

	Outstanding as of December 31, 2011(1)		2012		2013		2014		2015		2016		2017		2018		2019 to Final Maturity
Treasury bills(2)	US$	758	US$	0	US$	151	US$	350	US$	0	US$	257	US$	0	US$	0	US$	0
Treasury bonds(3)		5,884		275		158		90		391		238		290		343		4,098
Other liabilities(4)		5,374		2,324		1,170		339		433		508		128		12		459

Total	US$	12,016	US$	2,598	US$	1,480	US$	779	US$	824	US$	1,003	US$	418	US$	353	US$	4,557

(1)	Preliminary data.
(2)	Includes foreign and local currency-denominated Treasury bills.
(3)	Includes foreign and local currency-denominated Treasury bonds and Eurobonds.
(4)	Includes Credits net of Deposits (a net concept) and Brady Bonds.

Source: Banco Central.

External Debt

Uruguay’s total gross public sector external debt consists of all debt of the central government, local governments, public sector enterprises and Banco Central not known to be held by Uruguayan residents, which is denominated either in domestic or foreign currencies. Gross public sector external debt totaled US$11.1 billion as of December 2007 (or 46.0% of GDP), US$10.7 (or 35.0% of GDP) billion as of December 2008, US$12.8 billion (or 41.0% of GDP) as of December 2009, US$13.0 billion (or 32.0% of GDP) as of December 2010, and US$14.0 billion (or 29% of GDP) as of December 2011. The interest expense on Uruguay’s gross public external debt in 2011 represented 1.2% of GDP.

As of December 31, 2011, Uruguay’s gross public external debt comprised direct loans in the amount of approximately US$2.8 billion and Treasury bonds (including Eurobonds) in an outstanding aggregate amount of approximately US$8.4 billion.

Total Gross Public External Debt

(in millions of US$, except percentages)

	As of December 31,
	2007		2008		2009		2010(1)		2011(1)
Public sector:
Financial public sector (Banco Central)	US$	105	US$	155	US$	619	US$	838	US$	812
Non-financial public sector		10,960		10,581		12,150		11,983		13,243
Of which:
Treasury notes and bonds		7,637		6,962		7,168		7,517		8,519

Total(2)	US$	11,065	US$	10,736	US$	12,769	US$	12,822	US$	14,055

Total gross public external debt/GDP		46.0%		35.0%		41.0%		32.0%		29%
Total public external debt/exports		159.5%		114.5%		147.8%		120.9%		110.3%

(1)	Preliminary data.
(2)

Data as of December 31, 2009 includes SDR243 million (US$380.8 million) advanced by the IMF, to reflect liabilities incurred in connection with SDR allocations. SDR allocations are recorded as an increase in gross reserve assets and in long-term liabilities.

Source: Banco Central.

The following table sets forth the total public external debt, net of international reserve assets and certain other assets of Banco Central, as of the dates indicated.

Total Public External Debt, Net of International Reserve Assets

(in millions of US$)

	As of December 31,
	2007		2008		2009		2010(1)		2011(1)
Total gross public external debt(2)	US$	11,065	US$	10,736	US$	12,769	US$	12,822	US$	14,055
Less external assets:
Non-financial public sector		482		277		528		375		307
Banco Central		5,288		7,207		8,819		8,562		11,066
Of which:
Banco Central international reserve assets(3)		4,121		6,360		8,037		7,744		10,302
Other assets		1,167		847		782		818		764

Total public external debt, net of assets	US$	5,295	US$	3,251	US$	3,423	US$	3,885	US$	2,682

(1)	Preliminary data.
(2)

Data as of December 31, 2009 includes SDR243 million (US$380.8 million) advanced by the IMF, to reflect liabilities incurred in connection with SDR allocations. SDR allocations are recorded as an increase in gross reserve assets and in long-term liabilities.

(3)	Gold valued for each period at London market prices at end of period.

Source: Banco Central.

Uruguay’s public external debt is held by a variety of multilateral, bilateral and private commercial bank creditors, as well as a large number of non-resident institutions and individuals. Commercial bank creditors and multilateral organizations accounted for 22.9% of Uruguay’s public external debt at December 31, 2007, 28.1% at December 31, 2008, 34.4% at December 31, 2009, 30.4% at December 31, 2010 and 29.1% at December 31, 2011.

Between March 2002 and December 2004, Uruguay received disbursements for a total of approximately US$3.8 billion from the IMF and other multilateral organizations, and made total principal payments to such entities of only US$744.0 million.

On June 8, 2005, the Executive Board of the IMF approved its 2005 Stand-By Facility for Uruguay. The agreement was due to run for 36 months beginning in June 2005, provided for disbursements of up to SDR766.3 million (approximately US$1.1 billion) and contemplated repayments of at least US$1.9 billion during the whole period. As part of its debt management strategy, in August and November 2006 Uruguay made two prepayments to the IMF of SDR619.9 million (approximately US$916.4 million) and SDR727 million (approximately US$1.1 billion), respectively, thereby discharging in full all of Uruguay’s outstanding obligations to the IMF. Funds for the prepayment of the obligations were obtained by issuing bonds in the international capital markets as well as from reserves. Subsequent to the IMF’s completion of its final review under the 2005 Stand-By Facility on December 22, 2006, at the request of the Uruguay, the 2005 Stand-By Facility was terminated. As part of reforms taken under the 2005 Stand-By Facility, Uruguay implemented a comprehensive tax reform, improved its budgetary framework and upheld strict spending controls, adjusting public tariffs on a timely basis, and reforming the specialized pension funds.

In May 2007, the World Bank’s Board of Executive Directors approved a US$100 million credit line for Uruguay under the First Programmatic and Reform Implementation Development Policy Program. The program seeks to support the implementation of the government’s economic and social reforms. The World Bank made the proceeds, denominated in UIs (linked to CPI), available to Uruguay in 2008. In February 2009, the World Bank approved a US$400 million credit line under the Second Programmatic and Reform Implementation Development Policy Program to support the government’s reform program and confront the impact of the international economic crisis.

On July 10, 2008, CAF approved a credit line for up to US$400 million to support the government’s liability management efforts. Uruguay drew US$280 million under this facility in February 2009, which were repaid in 2011.

In April 2009, the IADB approved a US$285 million loan to support the modernization and consolidation of Uruguay’s tax administration and to strengthen the management of the central government administration and the efficiency of public expenditure. In June 2009, Uruguay drew the full amount of the loan.

To provide liquidity to the global economic system, the IMF approved a general allocation of funds to all of its members. Under this allocation, Uruguay received SDR227 million (approximately US$355.5 million) in August 2009, and an additional SDR16 million (approximately US$25.3 million) in September 2009.

In addition, on September 2009, Uruguay accessed the international capital markets issuing US$500.0 million aggregate principal amount of its 6.875% bonds due 2025.

In 2010, Uruguay prepaid loans with the IADB for an aggregate principal amount of US$300 million.

On October 14, 2010, the World Bank approved a new Strategic Partnership with Uruguay for the 2010-2015 period, allocating US$700.0 million to its implementation. Under this partnership, the World Bank approved an advance under the Second Programmatic and Reform Implementation Development Policy Program for an aggregate amount of US$100 million, to consolidate public administration efficiency, promote macroeconomic stability, increase Uruguay’s competitiveness, and generate greater social inclusion. This loan was disbursed in full in February 2011. On October 25, 2011, the World Bank approved an additional advance under the Second Programmatic and Reform Implementation Development Policy Program for an aggregate amount of US$260.0 million. This loan, which is available for disbursement for a period of three years, has not yet been disbursed.

On May 27, 2011, Uruguay issued a 1.64% Japanese Yen Bond due 2021 for an aggregate principal amount of ¥40.0 million (equivalent to US$491.0 million) guaranteed by the Japan Bank for International Cooperation.

In December 2011, Uruguay completed a series of liabilities management transactions, including the issuance of peso denominated linked to UI Global Benchmark Bonds due 2028, for an aggregated principal amount of US$2.0 billion. US$1.0 billion out of the proceeds of the issuance was applied to purchase certain dollar and Euro denominated short and medium-term bonds and an additional aggregate principal amount of US$725 million of UI Global Benchmark Bonds were issued in exchange for UI bonds due 2018.

Uruguay expects to continue to seek the support of the World Bank and the IADB from time to time through lending programs to be available for the implementation of certain structural reforms.

Uruguay continues pursuing reforms to its financial system, building on the crisis resolution efforts of recent years, with a view to creating the necessary infrastructure of financial intermediation to support sustained private-sector-led growth. Priorities include the continued reform of public banks (Banco de la República and Banco Hipotecario del Uruguay), further improving the supervisory framework, and overhauling the bank liquidation framework to ensure rapid and efficient resolution of banking problems should they occur. See “The Banking Sector – Prudential Regulation, Supervision and Financial System – The Uruguayan Banking System” and “Monetary Policy and Inflation.”

Gross Public Sector External Debt, By Creditor

(in millions of US$ at period end)

	2007		2008		2009		2010(1)		2011(1)
Multilateral organizations:
IBRD (World Bank)	US$	681	US$	736	US$	1,098	US$	1,032	US$	1,091
IADB		1,797		2,006		2,261		1,902		1,911
IMF		0		0		458		452		450
Other		54		269		577		572		252
Total multilateral organizations		2,532		3,011		4,394		3,957		3,704
Bilateral creditors		157		144		125		107		87
Commercial banks		16		103		194		71		382
Other non-resident institutions		7,700		6,980		7,188		7,802		8,811
Of which holdings of:
Treasury bills		3		0		0		0		60
Treasury bonds		7,634		6,962		7,168		7,517		8,459
Suppliers		658		497		869		885		1,070

Total	US$	11,063	US$	10,736	US$	12,769	US$	12,822	US$	14,055

(1)	Preliminary data.

Source: Banco Central.

The following table sets forth public external debt denominated in foreign currency, by currency as of the date indicated.

Summary of Public External Debt Denominated By Currency

(in millions of US$, except percentages)

	As of December 31, 2011%
Uruguayan pesos	US$	3,169	22,5%
U.S. dollars		9,738	69,3%
Euros		144	1,0%
Japanese yen		528	3,8%
SDRs		456	3,2%
Other		19	0,1%

Total	US$	14,055	100.0%

Source: Banco Central.

Amortization of Gross Public External Debt

(in millions of US$)

	Outstanding as of December 31, 2011(1)	2012		2013		2014		2015		2016		2017		2018		2019 to Final Maturity
Central Government
Multilateral organizations	US$ 2,860	US$	198	US$	192	US$	192	US$	193	US$	194	US$	289	US$	161	US$	1,442
Bilateral creditors	50		6		4		4		4		4		4		4		18
Commercial banks	29		1		1		1		1		1		1		1		23
Treasury bills	60		0		22		22		0		16		0		0		0
Treasury bonds	8,459		28		29		17		94		95		475		436		7,286
Other creditors	0		0		0		0		0		0		0		0		0
Suppliers	0		0		0		0		0		0		0		0		0
Total	11,458		233		248		236		292		309		768		602		8,770

Banco Central
Multilateral organizations	520		7		61		0		0		0		0		0		451
Bilateral creditors	0		0		0		0		0		0		0		0		0
Commercial banks(1)	0		0		0		0		0		0		0		0		0
Banco Central bills	292		225		55		3		2		3		0		0		4
Suppliers	0		0		0		0		0		0		0		0		0
Total	812		232		116		3		2		3		0		0		455

Non-Financial Public Enterprises
Multilateral organizations	325		20		38		41		41		31		27		26		101
Bilateral creditors	38		10		10		10		1		1		1		1		4
Commercial banks	353		161		161		11		11		6		0		1		2
Suppliers	1,070		441		48		49		49		49		49		49		335
Total	1,785		632		257		111		102		87		78		76		443

Total	US$14,055	US$	1,097	US$	621	US$	349	US$	396	US$	399	US$	846	US$	679	US$	9,667

(1)	Preliminary data.

Source: Banco Central.

The following table sets forth information regarding total external public debt service for the periods indicated.

Total External Public Debt Service(1)

(in millions of US$, except percentages)

	2007		2008		2009		2010(2)		2011(2)
Interest payments	US$	670	US$	604	US$	527	US$	580	US$	595
Amortization		361		750		438		926		1,939

Total	US$	1,031	US$	1,354	US$	965	US$	1,506	US$	2,534

Total debt service/exports of goods and services		15.1%		14.4%		11.2%		13.2%		19.9%

(1)	Excludes interest on non-resident banking deposits.
(2)	Preliminary data.

Source: Banco Central.

Total Public Debt

The following tables set forth a list of Uruguayan public bonds issued and publicly held as of December 31, 2011.

Public Internal Bonds Issued Within Uruguay

(in millions of US$)

Title	Annual interest rate (%)	Date of final maturity	Amount outstanding as of December 31, 2011
UI Bond	Various	Various 2011 - 2025	2,969
Zero-coupon bond	8.25% US$	Various 2014 - 2020	2
2012 Fixed Rated Bond	7.63%	March 2012	44
2018 Fixed Rate Bond	8.00%	February 2018	41
2019 Fixed Rate Bond	7.50%	March 2019	281
2020 Fixed Rate Bond	9.75%	February 2020	22
2017 Floating Rate Bond	Libor + 1	June 2017	13
2018 Floating Rate Bond	Libor + 2	March 2018	2
2013 Step-Up Bond	Starting from 4% + 0.5% annual until 2009 reaching 7%	May 2013	157
2018 Step-Up Bond	Starting from 4% + 0.5% annual until 2009 reaching 7%	April 2018	172
2019 Fixed Rate Bond	7.5%	July 2019	114

Public External Bonds Issued Outside Uruguay

(in millions of US$)

Title	Annual interest rate (%)	Date of final maturity	Amount outstanding(1)
Global Bond 2027	7.875% US$	July 2027	23
Global Bond 2012	7.625% US$	January 2012	2
Bond 2017 9.25%	9.250%	May 2017	147
MatExt Bonds 7% 01/04/2013	7.000%	April 2013	37
Mat Ext Bond 7.875% 25/03/2014	7.875%	March 2014	5
Mat Ext Bond 7.25% 4/05//2014	7.250%	May 2014	16
Mat Ext Bond 8.75% 22/06/2015	8.750%	June 2015	18
Mat Ext Bond 7.625% 20/01/2017	7.625%	January 2017	13
Benchmark 7.875 PIK 15/01/33	Max 7.875%; from 3.875%+1% annual to 2007	January 2033	1,128
Benchmark Bond 7.5% 15/03/2015	7.500%	March 2015	179
Sec USD 200:0 Global 2022	8.000%	November 2022	1,644
Global Bond 2036	7.63%	March 2036	1,421
Global Bond in Yen Series A	2.230%	March 2017	519
Global Bond 2025	6.875%	September 2025	500
Mat Ext Bond 7% 26/09/2012	7.000%	September 2012	82
Mat Ext Bond 7% 28/06/2019	7.000%	June 2019	10
Deutsche—UBS euros 300:	6.875%	January 2016	157
Mat Ext Bond 6.375% UF 15/3/16	6.375%	March 2016	3
Global Bond in Yen 2021	1.64%	June 2021	389
UI Global Bond 2nd series	5.000%	September 2018	574
UI Global Bonds 3rd series	4.250%	April 2027	862
UI Global Bonds 4th series	3.700%	June 2037	825
UI Global Bonds 5th series	4.000%	July 2030	941
UI Global Bonds 6th series	4.375%	December 2028	2,004

(1)	Valued at December 31, 2011.

Source: Banco Central.

The following table sets forth information regarding total gross public debt as of the dates indicated.

Total Gross Public Debt

(in millions of US$)

As of December 31,

	2007		2008		2009		2010(1)		2011(1)
Gross public external debt(2)	US$	11,065	US$	10,736	US$	12,769	US$	12,822	US$	14,055
Gross public domestic debt(3)		5,258		5,805		9,121		10,105		12,016
Banco Central		2,603		2,689		4,087		5,230		5,403
Non-financial public sector		2,655		3,116		5,034		4,875		6,613

Total gross public debt	US$	16,323	US$	16,541	US$	21,891	US$	22,927	US$	26,070

(1)	Preliminary data.
(2)

Data as of December 31, 2009 includes SDR243 million (US$380.8 million) advanced by the IMF, to reflect liabilities incurred in connection with SDR allocations. SDR allocations are recorded as an increase in gross reserve assets and in long-term liabilities.

(3)	Public debt with Uruguayan residents excluding Treasury bonds and Treasury bills held by the public sector.

Source: Banco Central.

The following table sets forth the outstanding amount of Uruguayan Treasury securities in circulation as of the dates indicated (in millions of U.S. dollars).

		Foreign Currency		Pesos
As of December 31,	Total	Treasury bonds	Treasury bills(1)	Treasury bonds	Treasury bills(1)
2007	11,475	7,722	87	3,666	0
2008	11,188	7,457	0	3,731	0
2009	12,848	7,970	0	4,878	0
2010	13,247	7,788	0	5,459	0
2011	16,296	7,140	0	8,175	982

(1)	Nominal value.

Source: Banco Central.

The following table sets forth information regarding the amortization of total gross public debt.

Amortization of Total Gross Public Debt

(in millions of US$)

	Outstanding as of December 31, 2011(1)		2012		2013		2014		2015		2016		2017		2018		2019 to Final Maturity
Gross public external debt(2)	US$	14,055	US$	1,097	US$	621	US$	349	US$	396	US$	399	US$	846	US$	679	US$	9,667
Gross public domestic debt		12,016		2,598		1,480		779		824		1,003		418		356		4,557

Total	US$	26,070	US$	3,696	US$	2,101	US$	1,128	US$	1,220	US$	1,403	US$	1,264	US$	1,034	US$	14,224

(1)	Preliminary data.
(2)

Data as of December 31, 2009 includes SDR243.0 million (US$380.8 million) advanced by the IMF, to reflect liabilities incurred in connection with SDR allocations. SDR allocations are recorded as an increase in gross reserve assets and in long-term liabilities.

Source: Banco Central.

Debt Service and Debt Restructuring

Uruguay has a long-standing tradition of prompt service of its external debt obligations, interrupted only in the 1930s when the severe worldwide economic contraction led to the delay of some payments and very briefly in mid-1965 when Banco de la República incurred some arrears for approximately two to three months. The regional debt crisis, which started in 1982, resulted in growing unwillingness on the part of foreign commercial banks to lend to the region. Reduced new lending led Uruguay to seek the renegotiation of repayment obligations to commercial banks in 1983, 1986 and 1988, but unlike several other countries in the region, during this period Uruguay did not have any arrears of either interest or principal.

In 1983, Uruguay rescheduled US$693 million of principal falling due between 1983 and 1984. Uruguay also obtained US$230 million of new lending and maintained US$87 million in public and private sector short-term trade lines. In 1986, negotiations with commercial bank creditors resulted in the rescheduling of US$2.1 billion of principal due between 1985 and 1989 and in new lending totaling US$45 million. In 1988, US$1.8 billion of debt originally due between 1985 and 1991 was rescheduled. The 1988 refinancing agreement also reduced the spread over 3-month LIBOR on the debt covered by the 1986 agreement to 0.875% from 1.375% and extended the maturity schedule from 1996 to 2004.

A debt-to-equity swap program, established in 1987, provides a means for the cancellation of debt owed to international commercial banks. Since 1988, a total of US$168 million of external debt has been cancelled through the debt-to-equity swap program and an additional US$15 million of external debt has been extinguished through a related operation. Most of the investments under this program have involved tourism and forestry activities.

In the last quarter of 1990, under the initiative of U.S. Secretary of the Treasury Nicholas Brady, Uruguay began to negotiate a restructuring program with its commercial bank creditors to reduce its debt burden, lengthen the maturity profile of its debt and obtain new sources of funds in order to be able to channel necessary resources into projects for further economic growth and development. In January 1991, Uruguay reached agreement with its commercial bank creditors covering US$1.6 billion in debt, representing 21.7% of its total gross external debt and 100% of the public sector debt owed to commercial banks.

Of the US$1.6 billion of commercial bank debt covered by Uruguay’s restructuring program:

•	US$530 million was converted into 30-year bonds (par bonds, collateralized with U.S. Treasury bonds and enhanced by rolling interest rate guarantees) with a fixed annual interest rate of 6.75%;

•	US$448 million was converted into debt conversion notes maturing in February 2007 with a coupon of LIBOR plus 0.875% and a seven-year grace period as to the amortization of principal; and

•	the remaining US$633 million was repurchased for cash at a cost of US$354 million.

Under this program, Uruguay also obtained new funds through the issuance of bonds due 2006 having an aggregate principal amount of US$89.0 million. The Bonds due 2006 had a seven-year grace period as to the amortization of principal and accrued interest at six-month LIBOR plus 1.0%.

After 1991, Uruguay’s public sector benefited from lower debt service costs resulting from the reduced amount of net debt outstanding, the lower interest rate on the Bonds and the extension of the country’s debt-maturity profile. In October 1999, Uruguay consummated an exchange offer of US$85.0 million of its 30-year collateralized par Bonds due 2021 for US$85.0 million of its uncollateralized 7 7/8% Bonds due 2027. In December 2001, Uruguay repurchased and cancelled US$115 million of Banco Central’s outstanding Debt Conversion Bonds due 2007. In 2003, Uruguay exchanged US$24 million principal amount of Par A and Par B Bonds for US$11.5 million cash and UI Bonds due 2012 for the UI equivalent of US$11.5 million.

On April 10, 2003, the Republic launched two concurrent offers inviting owners of certain of the Republic’s and Banco Central’s foreign currency-denominated bonds to tender their old bonds in exchange for newly issued bonds. Uruguay also solicited the consent of holders of a Yen denominated bond to amend the terms and conditions of that bond. The transactions were designed to adjust Uruguay’s debt profile and make it sustainable. Uruguay attracted the support of holders of 92.8% of its debt subject to the offers and consent solicitation, which resulted in the issuance of 18 new series of debt securities.

Since the completion of its 2003 debt reprofiling, Uruguay has accessed the international capital markets repeatedly and applied the proceeds raised to gradually lengthen its debt maturity profile.

In December 2007, Uruguay cancelled the equivalent of approximately US$240 million of its outstanding debt securities, which were acquired from the market through international and domestic cash tender offers.

In November 2008, Banco Central cancelled the equivalent of US$224 million of its outstanding debt instruments issued in UI and in pesos, acquired in the local market.

In December 2010, Uruguay prepaid loans with the IADB for an aggregate principal amount of US$300 million.

Between May 2010 and January 2011, Uruguay issued, and offered in the domestic market, different series of medium and long term notes in pesos and in pesos linked to UI, for an aggregate principal amount equivalent to US$1.3 billion. Investors paid for an aggregate principal amount equivalent to US$1.1 billion of such bonds by tendering short-term securities of Banco Central.

On May 27, 2011, Uruguay issued a 1.64% Japanese Yen Bond due 2021 for an aggregate principal amount of ¥40.0 million (equivalent to US$491.0 million) guaranteed by the Japan Bank for International Cooperation.

In December 2011, Uruguay completed a series of liabilities management transactions, including the issuance of peso denominated linked to UI Global Benchmark Bonds due 2028, for an aggregated principal amount of US$2.0 billion. US$1.0 billion out of the proceeds of the issuance was applied to purchase certain dollar and Euro denominated short and medium-term bonds and an additional aggregate principal amount of US$725 million of UI Global Benchmark Bonds were issued in exchange for UI bonds due 2018.

In March 2012, Uruguay issued and offered bonds denominated in pesos and in pesos linked to UI in the domestic market for an aggregate principal amount equivalent to US$826 million. Investors paid for an aggregate principal amount equivalent to US$447 million of such bonds by tendering short-term securities of Banco Central.

From time to time, Uruguay engages in liability management transactions as part of its overall debt management strategy.

Debt Record

Uruguay has regularly met all principal and interest obligations on its external debt for over 30 years. Prior to that, Uruguay had payment arrears on external debt in 1965 for a short period of months and in the 1930’s during the international economic recession.

TABLES AND SUPPLEMENTAL INFORMATION

Table 1: Gross Public Debt

(in millions of US$)

			Of which:
	Amount outstanding as of Dec. 31, 2011		Internal Debt (with residents)		Internal Debt (with public sector)		External Debt (with non-residents)		Gross Public Debt as of Dec. 31, 2011
Direct Debt of Central Government of which:	US$	19,142	US$	6,642	US$	1,138	US$	11,361	US$	18,003

Direct Loans		2,843		0		0		2,842		2,843
Treasury Bonds and Eurobonds		15,317		5,883		975		8,459		14,342
Treasury Bills		981		759		163		60		818

Other public debt of which:	US$	8,813	US$	5,375	US$	746	US$	2,694	US$	8,067

Banco Central Bills		5,842		4,804		746		293		5,096
Guaranteed Debt		1,265		2		0		1,263		1,265
Other External Debt		1,138		0		0		1,138		1,138
Other Domestic Debt		568		569		0		0		568

Total(1)	US$	27,955	US$	12,017	US$	1,884	US$	14,055	US$	26,070

(1)	Totals may differ due to rounding.

Source: Banco Central.

Table 2: Direct Loans

(in millions of US$)

Lender	Interest Rate	Issue Date	Final Maturity	Amount Outstanding as of 12/31/2011
Bank of China	5	07/11/1988	31/12/2020	3.813
Interamerican Development Bank	2	29/03/1984	29/03/2014	1.364
Interamerican Development Bank	2	24/07/1984	24/07/2014	1.023
Interamerican Development Bank	2	26/07/1984	26/07/2014	0.943
Interamerican Development Bank	2	26/07/1984	26/07/2014	0.013
Interamerican Development Bank	2	15/08/1984	15/08/2014	0.56
Interamerican Development Bank	2	15/08/1984	15/08/2014	0.586
Interamerican Development Bank	2	15/08/1984	15/08/2014	0.144
Interamerican Development Bank	2	15/08/1984	15/08/2014	0.01
Interamerican Development Bank	2	15/08/1984	15/08/2014	0.03
Interamerican Development Bank	2	15/08/1984	15/08/2014	0.071
Interamerican Development Bank	2	15/08/1984	15/08/2014	0.046
Interamerican Development Bank	2	31/10/1988	31/10/2018	0.668
Interamerican Development Bank	4.03	27/12/1993	27/12/2018	10.847
Interamerican Development Bank	4.03	08/04/1994	08/04/2019	11.296
Interamerican Development Bank	2.15	18/03/1996	18/03/2021	21.111
Interamerican Development Bank	2.15	07/04/1997	07/04/2022	31.015
Interamerican Development Bank	2.15	14/03/1998	14/03/2018	6.597
Interamerican Development Bank	2.15	09/12/1998	09/12/2018	67.675
Interamerican Development Bank	2.15	21/12/1998	21/12/2018	7.136
Interamerican Development Bank	2.15	30/07/1999	30/07/2024	40.741
Interamerican Development Bank	2.15	15/12/2000	30/07/2026	5.531
Interamerican Development Bank	2.15	17/03/2001	17/03/2021	13.576
Interamerican Development Bank	2.15	30/07/2001	30/07/2021	3.446
Interamerican Development Bank	2.15	28/09/2001	28/09/2021	100
Interamerican Development Bank	2.15	28/09/2001	28/09/2021	2.146
Interamerican Development Bank	2.15	08/11/2001	08/11/2021	50
Interamerican Development Bank	2.15	21/12/2001	21/12/2026	65.3
Interamerican Development Bank	0.295	18/06/2002	15/08/2022	97.646
Interamerican Development Bank	2.15	20/12/2002	15/12/2027	32.697
Interamerican Development Bank	8.526	21/11/2003	21/11/2023	160
Interamerican Development Bank	2.15	15/12/2003	15/12/2028	52.469
Interamerican Development Bank	2.15	17/11/2004	17/11/2024	68.303
Interamerican Development Bank	2.15	22/08/2005	22/08/2025	233.333
Interamerican Development Bank	2.15	22/08/2005	22/08/2025	13.38
Interamerican Development Bank	2.15	08/12/2005	08/12/2030	2.185
Interamerican Development Bank	2.15	26/07/2006	15/06/2031	5.106
Interamerican Development Bank	2.15	26/08/2006	15/06/2031	1.155
Interamerican Development Bank	2.15	26/10/2006	26/10/2031	3.274
Interamerican Development Bank	2.15	12/12/2006	04/11/2031	48.75
Interamerican Development Bank	2.15	28/12/2006	15/12/2031	48.896
Interamerican Development Bank	2.15	22/01/2007	22/01/2032	1.293
Interamerican Development Bank	2.15	14/03/2007	10/10/2031	3.729
Interamerican Development Bank	2.15	18/03/2007	18/03/2032	75
Interamerican Development Bank	1.42	21/06/2007	15/04/2022	6.773
Interamerican Development Bank	2.15	20/08/2007	10/04/2032	4.708
Interamerican Development Bank	2.15	25/09/2007	25/09/2032	2.48
Interamerican Development Bank	2.15	26/10/2007	26/10/2032	6.287
Interamerican Development Bank	2.15	08/04/2008	08/04/2033	5
Interamerican Development Bank	2.15	08/04/2008	08/04/2033	2.506
Interamerican Development Bank	2.15	07/11/2008	07/11/2033	15.018
Interamerican Development Bank	0.427	30/12/2008	15/12/2033	43.312
Interamerican Development Bank	2.15	30/12/2008	15/12/2033	35.77
Interamerican Development Bank	2.15	10/02/2009	15/08/2033	0.596
Interamerican Development Bank	2.15	31/03/2009	31/03/2034	0.22
Interamerican Development Bank	5.573	11/05/2009	11/05/2029	285
Interamerican Development Bank	0.427	09/02/2010	09/02/2035	1.037
Interamerican Development Bank	0.427	09/02/2010	09/02/2035	0.727
Interamerican Development Bank	0.295	22/04/2010	22/04/2040	0.619
Interamerican Development Bank	0.427	08/12/2010	15/12/2035	8.605
Interamerican Development Bank	0.713	09/02/2011	15/08/2036	11.913
Interamerican Development Bank	2.15	14/03/1998	14/03/2018	3.59

International Bank for Reconstruction and Development	0.92	01/07/1997	15/04/2012	3.49
International Bank for Reconstruction and Development	3.42	26/02/1998	15/12/2012	11.325
International Bank for Reconstruction and Development	0.92	06/10/1998	15/10/2013	12.9
International Bank for Reconstruction and Development	0.92	06/10/1998	06/10/2013	6.11
International Bank for Reconstruction and Development	0.92	08/03/2000	15/12/2014	24.27
International Bank for Reconstruction and Development	0.92	08/08/2001	15/03/2016	8.345
International Bank for Reconstruction and Development	0.92	22/08/2001	15/08/2016	1.573
International Bank for Reconstruction and Development	0.92	17/06/2002	15/04/2017	24.69
International Bank for Reconstruction and Development	3.05	08/08/2002	15/10/2017	90.912
International Bank for Reconstruction and Development	3.05	15/04/2003	15/10/2018	54.912
International Bank for Reconstruction and Development	3	16/06/2005	15/03/2020	64.073
International Bank for Reconstruction and Development	3	16/06/2005	15/04/2020	22.634
International Bank for Reconstruction and Development	3	16/06/2005	15/04/2020	58.859
International Bank for Reconstruction and Development	3.42	28/03/2007	15/10/2021	4.69
International Bank for Reconstruction and Development	1.42	21/06/2007	15/04/2017	100
International Bank for Reconstruction and Development	1.42	21/06/2007	15/04/2022	10.874
International Bank for Reconstruction and Development	1.42	13/12/2007	15/04/2022	9.525
International Bank for Reconstruction and Development	0.92	10/02/2009	15/02/2029	400
International Bank for Reconstruction and Development	0.92	24/02/2010	15/02/2032	23.859
International Bank for Reconstruction and Development	2.5	26/01/2011	15/02/2031	100
Credit National Paris	2	05/12/1984	31/12/2015	0.362
Credit National Paris	2	05/12/1984	31/12/2016	2.724
Credit National Paris	2	28/08/1989	31/12/2021	0.53
Credit National Paris	2	28/08/1989	30/06/2021	0.098
Credit National Paris	2	28/08/1989	31/12/2022	1.553
Credit National Paris	2	28/08/1989	30/09/2020	0.881
Credit National Paris	2	28/08/1989	30/06/2022	0.29
Credit National Paris	2	28/08/1989	31/03/2023	0.461
Credit National Paris	2	28/08/1989	30/09/2022	0.38
Credit National Paris	2	28/08/1989	31/12/2021	0.371
Eximbank Wdc	3.18	26/12/1997	26/12/2012	1.579
Fondo Internacional de Desarrollo Agricola	3.42	04/07/2001	01/01/2019	5.533
Fondo para Desarrollo de la Cuenca del Plata	7	29/06/1993	13/09/2013	2.509
Instituto Crédito Oficial del Reino de España	1.25	02/10/1992	26/10/2022	5.366
Instituto Crédito Oficial del Reino de España	1.25	23/03/1993	20/04/2023	1.664
Instituto Crédito Oficial del Reino de España	1.25	12/05/1993	15/05/2023	18.774
Instituto Crédito Oficial del Reino de España	1.25	01/07/1994	01/08/2024	4.478
Instituto Crédito Oficial del Reino de España	1.25	01/07/1994	03/08/2024	1.581
Instituto Crédito Oficial del Reino de España	1.25	01/07/1994	12/07/2024	7.927
ITALIAN BANK ARTIGIANCASSA SPA	0.1	09/09/2004	09/09/2043	7.773
ITALIAN BANK ARTIGIANCASSA SPA	0.1	02/12/2005	02/12/2047	13.868
Kreditanstalt Fur Wieteraufbau	2	23/11/1993	30/12/2023	3.717
Kreditanstalt Fur Wieteraufbau	4.5	23/11/1993	30/12/2013	0.342
The Overseas Economic Cooperation Fund Tokio	4	09/10/1989	20/11/2014	0.324
The Overseas Economic Cooperation Fund Tokio	3.25	09/10/1989	20/10/2014	0.018
Total Direct Debt				2,843

Table 3: Treasury Bonds and Eurobonds

(in millions of US$)

					Of Which:
Foreign Currency Denominated Bonds: Treasury Bonds and Eurobonds Series	Interest Rate	Issue Date	Final Maturity	Amount Outstanding as of: 31/12/2011	Internal Debt (with residents)	Internal Debt (with public sector)	External Debt (with non residents)
49a.var	Libor + 1%	06/30/97	06/30/12	0.27	0	0	0.27
50a.var	Libor + 1%	08/15/97	08/15/12	0.01	0	0	0.01
51a.var	Libor + 1%	09/22/97	09/22/12	0.25	0	0	0.25
2012 Fixed Rate Bond	7.63%	05/29/03	03/05/12	43.65	26.24	0	17.41
2018 Fixed Rate Bond	8.00%	05/29/03	02/25/18	40.61	21.67	0	18.94
2019 Fixed Rate Bond	7.50%	05/29/03	03/23/19	280.51	96.84	14.69	168.97
2020 Fixed Rate Bond	9.75%	05/29/03	02/28/20	21.89	9.72	3.01	9.17
2017 Floating Rate Bond	Libor + 1	05/29/03	06/30/17	12.55	12.10	0.36	0.09
2018 Floating Rate Bond	Libor + 2	05/29/03	03/24/18	2.31	1.68	0.02	0.62
2013 Incremental Rate Bond	Starting from 4% + 0.5% annual until 2009 reaching 7%	05/29/03	05/15/13	156.78	155.20	1.57	0.01
2018 Incremental Rate Bond	Starting from 4% + 0.5% annual until 2009 reaching 7%	05/29/03	04/15/18	171.49	167.62	3.86	0.01
2019 Fixed Rate Bond	7.50%	07/21/09	07/21/19	113.89	91.52	0	22.37
UI Bond	7.000%	11/06/02	11/06/12	2,969.14	2,355.38	580.55	33.20
Zero-coupon Bond	8.25%	Vs 1999/2000	Vs 2014/2020	1.56	1.56	0	0
Global Bond 2027	7.88%	07/15/97	07/15/27	23.15	0.33	0	22.82
Global Bond 2012	7.63%	11/21/01	01/20/12	1.81	0	0	1.81
Bond due 2017 9.25%	9.250%	05/17/05	05/17/17	147.41	63.51	12.42	71.48
Mat.Ext. Bonds 7% 01/04/2013	7.00%	05/29/03	04/01/13	36.95	6.13	2.16	28.66
Mat Ext Bonds 7.875% 25/03/2014	7.88%	05/29/03	03/25/14	5.19	0.56	0	4.63
Mat Ext Bonds 7.25% 4/05/2014	7.25%	05/29/03	05/04/14	15.65	4.39	0.01	11.25
Mat Ext Bonds 8.75% 22/06/2015	8.75%	05/29/03	06/22/15	18.31	5.98	0	12.33
Mat Ext Bonds 7.625% 20/01/2017	7.63%	05/29/03	01/20/17	13	1.91	0.01	11.09
Benchmark 7.875 PIK 15/01/2033	Max 7.875%; starting from 3.875%+1% annual until 2007	05/29/03	01/15/33	1,128.23	86.98	99.32	941.94
Benchmark Bond 7.5% 15/03/2015	7.50%	05/29/03	03/15/15	179.44	97.38	4.09	77.98
Sec USD 200:0 UBS Global 2022	8.00%	11/18/05	11/18/22	1,644.38	160.75	35.23	1,448.40
Global Bond 2036	7.63%	03/21/06	03/21/36	1,420.63	70.74	18.34	1,331.54
Global Yen Bond Series A	2.23%	03/13/07	03/13/17	519.31	0	0	519.31
USD Global Bond due 2025 USD	6.88%	09/28/09	09/28/25	500.00	50.11	25.30	424.59
Mat Ext Bonds 7% 26/09/2012	7.00%	05/29/03	09/26/12	81.52	23.33	48.30	9.89
Mat Ext Bonds 7% 28/06/2019	7.00%	05/29/03	06/28/19	9.92	7.76	0	2.16
Deutsche—UBS euros 300:	6.875%	07/26/05	01/19/16	156.88	64.24	0	92.64

Mat Ext Bonds 6.375 UF 15.3.16	6.38%	05/29/03	03/15/16	2.83	2.16	0.65	0.02
Global Yen Bond	1.64%	06/03/11	06/03/21	389.48	0.15	0	389.33
Global Bonds in Pesos Readjustables 2nd series	5.00%	09/14/06	09/14/18	573.95	157.38	2.1	414.47
Global Bonds in Pesos Readjustables 3rd series	4.25%	04/03/07	09/14/27	861.60	464.25	15.60	381.74
Global Bonds in Pesos Readjustables 4th series	3.70%	06/26/07	06/26/37	824.93	383.96	19.42	421.55
Global Bonds in Pesos Readjustables 5th series	4.00%	07/10/08	07/10/30	940.85	867.98	48.03	24.84
Global Bonds in Pesos Readjustables 6th series	4.38%	12/15/11	12/15/28	2,004.27	423.72	39.60	1,540.95
Total Bonds(1)				15,314.60	5,883.23	974.64	8,456.74

(1)	Total includes certain immaterial unredeemed amounts outstanding under bonds with stated maturities prior to December 31, 2011.

Source: Banco Central

Table 4: Bills(1)

(in millions of US$)

						Of Which:
	Interest Rate	Issue Date	Final Maturity	Amount Outstanding as of Dec. 31, 2011		Internal Debt (with residents)		Internal Debt (with public sector)		External Debt (with non- residents)
Total Bills	Various	Various	Various		0		0		0		0
TOTAL Bills (pesos)	Various	Various	Various		981		758		163		60
TOTAL Bills (UI)	Various	Various	Various		0		0		0		0
Total Treasury bills					981		758		163		60
Banco Central bills	Various	Various	Various	US$	5,842	US$	4,804	US$	746	US$	292

Total Bills				US$	6,823	US$	5,562	US$	909	US$	352

(1)	Face value.

Source: Banco Central.

Table 5: Guaranteed Debt

(in millions of US$)

Lender	Interest Rate	Issue Date	Final Maturity	Amount Outstanding as of 12/31/2011
Interamerican Development Bank	4.03	29/12/1990	06/01/2016	5
Interamerican Development Bank	4.03	27/12/1993	27/06/2019	20
Interamerican Development Bank	2.15	18/03/1996	18/03/2016	19
Interamerican Development Bank	2.15	04/11/2002	04/11/2022	2
Interamerican Development Bank	0.427	21/11/2003	15/08/2022	2
Interamerican Development Bank	2.15	09/03/2009	09/03/2034	23
Interamerican Development Bank	2.15	12/11/1996	12/11/2021	89
Interamerican Development Bank	0.427	17/04/2009	17/04/2033	12
International Bank for Reconstruction and Development	0.92	15/05/2001	15/08/2015	11
International Bank for Reconstruction and Development	1.42	04/10/2007	15/04/2022	47
Banco Nacional de Desenv Econ y Social Rio de Janeiro	1.128	30/10/1998	30/10/2012	0.4
Corporacion Andina De Fomento	1.292	01/10/2007	01/10/2015	22
Corporacion Andina De Fomento	1.442	11/03/2008	11/03/2017	16
Corporacion Andina De Fomento	2.392	22/12/2008	22/12/2023	121
Corporacion Andina De Fomento	3.292	14/06/2010	14/06/2019	33
Credit National Paris	2	18/12/1990	31/12/2028	6
Eximbank Wdc	5.483	06/09/2006	22/09/2014	20
International Monetary Fund	0.31	18/11/1986	31/12/2053	77
International Monetary Fund	0.31	07/08/2009	31/12/2053	349
International Monetary Fund	0.31	10/08/2009	31/12/2053	24
HSBC Panamá	4.25	10/06/2011	10/06/2016	2
Instituto Crédito Oficial del Reino de España	1.5	22/02/1992	06/10/2022	10
LATIN AMERICAN INV.BANK BAHAMAS LTD-NASSAU	3.919	10/09/2010	10/09/2016	10
The Overseas Economic Cooperation Fund Tokio	4	09/10/1989	20/10/2014	2
The Overseas Economic Cooperation Fund Tokio	4	09/10/1989	20/10/2014	5
Exterrnal Commercial Banks		01/01/2011	30/12/2013	300
HSBC Panamá	2.99	29/04/2011	29/04/2016	11
HSBC Panamá	3.125	29/04/2011	29/04/2016	11
HSBC Panamá	3.25	29/04/2011	29/04/2016	14

Total Guaranteed Debt				1,263

Table 6: Other External Debt

(in millions of US$)

	Amount Outstanding as of December 31, 2011
Commercial Creditors	US$	1,070
Banco Central: Other External Debt	US$	68

Total Other External Debt	US$	1,138

Source: Banco Central.

Table 7: Other Domestic Debt

(in millions of US$)

	Amount Outstanding as of December 31, 2011
Deposits Net of Credits	US$	416

Non-financial Public Sector	US$	-183
Credits		735
Deposits		-918
Banco Central	US$	599
Credits		-145
Deposits		744

Other Debt	US$	153

Total Other Domestic Debt	US$	569

Source: Banco Central.